UNIVERSAL
LOGISTICS HOLDINGS, INC.


20
Universal
Unive
Universal
Universal
8124012
Universal
USDOT 3221607

2024

NOTICE OF ANNUAL MEETING, PROXY STATEMENT AND ANNUAL REPORT

UNIVERSAL LOGISTICS HOLDINGS, INC.
12755 E. Nine Mile Road
Warren, Michigan 48089
(586) 920-0100
www.universallogistics.com

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on April 23, 2025

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To our Shareholders:

You are cordially invited to attend the 2025 annual meeting of shareholders of Universal Logistics Holdings, Inc., a Michigan corporation (the "Company"). The meeting will be held at 12225 Stephens Road, Warren, Michigan 48089, on April 23, 2025, at 10:00 a.m. local time.

The meeting is being held for the following purposes:

1. To elect 11 directors to serve for the ensuing year.

2. To approve the conversion of the Company to a Nevada corporation.

3. To ratify the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for 2025.

4. To conduct such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

These matters are more fully described in the accompanying proxy statement. Only shareholders of record of our common stock as of the close of business on March 7, 2025 are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. **Your vote is important. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. Please vote your shares as soon as possible.**

By order of the board of directors,

/s/ Steven Fitzpatrick

STEVEN FITZPATRICK
Vice President – Finance and Investor Relations, Secretary

March 31, 2025

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on April 23, 2025:

The Proxy Statement and our Annual Report on Form 10-K for the Year Ended December 31, 2024 are available at www.proxyvote.com.

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UNIVERSAL LOGISTICS HOLDINGS, INC.

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PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 23, 2025

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TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

This proxy statement sets forth information relating to the solicitation of proxies by the Board of Directors (the "Board") of Universal Logistics Holdings, Inc., a Michigan corporation ("Universal" or the "Company"), in connection with our 2025 Annual Meeting of Shareholders or any adjournment or postponement thereof (the "Annual Meeting").

This proxy statement is being furnished by our Board for use at the Annual Meeting to be held on April 23, 2025 at 10:00 a.m. Eastern Time. The meeting will be held at 12225 Stephens Road, Warren, Michigan 48089. This proxy statement and form of proxy are first being mailed on or about March 31, 2025 to our shareholders of record as of the close of business on March 7, 2025 (the "Record Date").

The following answers address some questions you may have regarding the Annual Meeting. These questions and answers may not include all of the information that may be important to you, and you should refer to the more detailed information contained elsewhere in this proxy statement.

What is the purpose of the Annual Meeting?

At the Annual Meeting, our shareholders will act upon the matters outlined in the accompanying notice. Those matters include electing our directors, considering a proposal to approve the Company's conversion to a Nevada corporation, and ratifying the appointment of our independent public accounting firm. We will also consider any other business that may properly come before the meeting.

Who is entitled to vote?

Only shareholders of record at the close of business on the Record Date are entitled to receive notice of the meeting and to vote their shares at the meeting. Holders of our common stock are entitled to one vote per share.

What is the difference between a "shareholder of record" and a "street name" holder?

These terms describe how your shares are held. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, you are a shareholder of record. If your shares are held in the name of a broker, bank, trust, or other nominee as a custodian, you are a street name holder.

Who can attend the Annual Meeting?

All shareholders as of the Record Date or their duly appointed proxies may attend the Annual Meeting.

What is required for admission to the Annual Meeting?

Shareholders planning to attend the Annual Meeting must notify the Company at least 48 hours in advance of the meeting by contacting our corporate secretary, Steven Fitzpatrick, at (586) 920-0100. Shareholders who are street name holders must also bring a copy of a brokerage statement reflecting their ownership as of the Record Date in order to attend the Annual Meeting. Shareholders voting their shares by proxy do not need to attend the Annual Meeting. The Company urges all shareholders to promptly submit their proxy for the meeting regardless of whether you plan to attend in person. Your vote is important.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. By completing and returning the enclosed proxy card, you are authorizing the people appointed as proxies by our Board to vote your shares as indicated on the proxy card.

What constitutes a quorum?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding and entitled to vote on the Record Date will constitute a quorum, permitting business to be conducted at the meeting. As of the Record Date, 26,317,326 shares of our common stock are outstanding and entitled to vote. Proxies that are received and marked as withholding authority, abstentions, and broker non-votes will be included in the calculation of the number of shares considered to be represented at the meeting.

How do I vote?

You may vote by mail or by following the alternative voting procedures described on the accompanying proxy card. If you complete, sign, and return the proxy card, it will be voted as you direct. If no choice is specified on a signed proxy card, the people named as proxies will vote in accordance with the recommendations of the Board, as set out below.

If you hold shares in street name through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Under current stock exchange rules, brokers who do not have instructions from their customers may not use their discretion in voting their customers' shares on certain specific matters that are not considered to be routine matters, including the election of directors, executive compensation, and other significant matters. The proposals in this proxy statement to elect the nominees for director and to approve the conversion of the Company to a Nevada corporation are not considered to be routine matters. **Therefore, without your specific instructions, your shares will not be voted on these matters and will not be counted in determining the number of shares necessary for approval.** Shares represented by such broker non-votes, however, will be counted in determining whether there is a quorum. You should follow the directions provided by your nominee regarding instructions on how to vote your shares.

The ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm is considered a routine matter. If beneficial owners fail to give voting instructions on the ratification of Grant Thornton LLP, then brokers, banks, and other nominees will have the discretionary authority to vote shares of our common stock with respect to this proposal.

You may vote in person at the meeting if you are a shareholder of record as of the Record Date.

What is a broker non-vote?

Generally, a broker non-vote occurs when a broker, bank or other nominee holding shares in street name for a customer is precluded from exercising voting discretion on a particular proposal because (1) the beneficial owner has not instructed the nominee on how to vote, and (2) the nominee lacks discretionary voting power to vote such issues. Under NASDAQ rules, a nominee does not have discretionary voting power with respect to the approval of non-routine matters absent specific voting instructions from the beneficial owners of such shares.

What are the Board's recommendations?

Unless you give other instructions on your proxy card, the people named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board. The Board's recommendations are set forth together with each proposal in this proxy statement. In summary, the Board recommends a vote:

- **FOR** the election of the nominated slate of directors.

- **FOR** the approval of the conversion of the Company to a Nevada corporation.

- **FOR** the ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm.

What vote is required to approve each proposal?

- **Election of Directors.** The affirmative vote of the holders of shares of our common stock representing a plurality of the shares of our common stock voting on the matter is required for the election of directors. Votes withheld and broker non-votes are not counted toward a nominee's total number of votes.

- **Conversion Proposal.** For the proposal to approve the conversion of the Company to a Nevada corporation, the affirmative vote of a majority of the outstanding shares of our common stock, assuming a quorum is present at the Annual Meeting, is required for approval. A properly executed proxy marked "ABSTAIN" or not marked at all with respect to this matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, abstentions and broker non-votes will have the same effect as a vote against the proposal.

- **Other Proposals**. For the other proposals, the affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting, assuming a quorum is present, will be required for approval. A properly executed proxy marked "ABSTAIN" with respect to any such matter will not be voted. It will, however, be counted for purposes of determining whether there is a quorum. Accordingly, abstention will have no effect on the outcome of the vote.

Are there other matters to be voted on at the Annual Meeting?

As of the date of this proxy statement, our Board does not know of any other matters that may come before the meeting. Should any other matter requiring a vote of the shareholders arise and be properly presented at the meeting, the proxy included with this proxy statement confers upon the people named in the proxy and designated to vote the shares discretionary authority to vote or otherwise act with respect to any such matter in accordance with their best judgment.

Can I revoke or change my proxy after I return my proxy card?

Yes. Any proxy may be revoked by a shareholder at any time before it is exercised at the meeting by delivering to our secretary a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the meeting.

Who is paying for the expenses involved in preparing and mailing this proxy statement?

Universal is paying the expenses involved in preparing, assembling, and mailing these proxy materials and all costs of soliciting proxies. Our executive officers and other employees may solicit proxies, without additional compensation, personally and by telephone and other means of communication. We will reimburse brokers and others holding our common stock in their names or in the names of their nominees for their reasonable expenses in forwarding proxy materials to beneficial owners.

How many directors are there?

Our bylaws require that we have at least one but not more than 13 directors, and the precise number of directors is fixed by resolution of the Board. Currently, we have 11 directors. The Board has recommended 11 nominees for election at the meeting.

How long do directors serve?

Under our bylaws, each director holds office until the next annual meeting of shareholders after the director's election and until a successor is elected and qualified, or until the director's earlier resignation, removal, or death. Our shareholders elect successors for directors whose terms have expired at the meeting, and the Board elects directors to fill new positions and vacancies in unexpired terms on the Board.

Do the shareholders elect the executive officers?

No. The Board elects our executive officers, who hold office until their successors are elected and qualified or until their earlier death, retirement, resignation, or removal.

Where can I find the voting results of the Annual Meeting?

The Company will publish final voting results of the meeting on a Form 8-K within four business days after the meeting on April 23, 2025.

Our Website

We maintain a website at www.universallogistics.com. The information on our website is not a part of this proxy statement, and it is not incorporated into any other filings we make with the SEC. We use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the Investor Relations section of our website. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, and public conference calls and webcasts.

Whether or not you plan to attend the Annual Meeting, you are urged to promptly submit your proxy.

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BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Directors

Our Board currently consists of 11 directors. Members of our Board are elected annually to serve until the next annual meeting of shareholders or until their successors are elected and qualified. Our Board has nominated for election each of the current directors. The biography of each of the nominees below contains information regarding the person's service as director, business experience, director positions held currently or at any time during the last five years, and the experience, qualifications, attributes, or skills that caused the Board to determine that the person should serve as a director.

Grant E. Belanger *Director Since 2016*

Grant E. Belanger, age 64, is currently the principal of G. Belanger Consultants LLC, a management consulting firm. Mr. Belanger retired in 2015 from Ford Motor Company. There, he held various management positions for 30 years, including executive director of Material Planning and Logistics. Mr. Belanger previously served as a member of the board of directors of Ford Otosan, a publicly traded joint venture between Ford and Koc Holding located in Kocaeli, Turkey. He currently serves on our Audit Committee. Mr. Belanger brings to the Board demonstrated leadership abilities and a keen understanding of the transportation, logistics, and manufacturing businesses, both domestically and internationally. His ability to offer the perspective of the original equipment manufacturer on critical business issues is invaluable to the Board.

Frederick P. Calderone *Director Since 2009*

Frederick P. Calderone, age 74, retired in 2016 after over 20 years of service as a vice president of a diversified holding company headquartered in Warren, Michigan. Mr. Calderone is widely recognized for his expertise in corporate, partnership, and individual income tax matters; estate planning; tax planning for multinational businesses; mergers, acquisitions and commercial transactions; tax controversies and litigation; and corporate accounting. Earlier in his career, Mr. Calderone was a partner with Deloitte, Haskins, & Sells. Mr. Calderone is also a member of the board of directors of PAMT CORP (NASDAQ: PAMT), a position he has held since 1998. Mr. Calderone possesses a long history of advising and providing executive oversight to transportation and logistics companies. With his thorough understanding of financial reporting, generally accepted accounting principles, financial analytics, taxation, and budgeting, Mr. Calderone brings to the board a unique combination of expertise in accounting, strategic planning, and finance.

Daniel J. Deane *Director Since 2009*

Daniel J. Deane, age 69, has served as president of Nicholson Terminal & Dock Company since 1990. Mr. Deane also serves as president of Shamrock Chartering Company and has been a member of the Society of Naval Architects and Marine Engineers since 1985. He is a member of the International Stevedoring Council. Previously, Mr. Deane served on the board of Southern Wayne County Regional Chamber and is a past president of the Port of Detroit Operators Association. He currently serves on our Audit Committee. Mr. Deane possesses significant experience in operations, management, finance, and strategic planning for various companies in the transportation industry. His deep knowledge of not only operators providing numerous modes of transportation services but also the practices and procedures of OEMs and other shippers qualifies Mr. Deane as an instrumental resource in his capacity as a director.

Clarence W. Gooden *Director Since 2018*

Clarence W. Gooden, age 73, retired from CSX Corporation in May 2017. During his 47 years at CSX, Mr. Gooden held numerous leadership positions, including vice chairman and president from September 2015 through February 2017. Mr. Gooden currently serves on the board of Milestone Investment Holdings, LLC. He previously served as a director of the National Association of Manufacturers, TTX Company, and the National Freight Transportation Association and as a member of the Atlanta Federal Reserve Bank's Trade and Transportation Advisory Council. Mr. Gooden possesses extensive experience and a network of relationships in railroads, transportation, logistics, finance, energy, and commodities. A proven industry leader, he brings the perspective and insight of a successful transportation executive to the Board's role in formulating and evaluating the Company's business planning and execution.

Marcus D. Hudson   *Director Since 2023*

Marcus D. Hudson, age 54, is a Senior Managing Director of Calderone Advisory Group with expertise in insolvency and restructuring. Mr. Hudson has more than 25 years of financial executive leadership, consulting and advisory experience across a broad range of industries including manufacturing, municipalities, and utilities. He has served in senior leadership positions with Wayne County Airport Authority, Tecumseh Products Company, and BBK, Ltd. Mr. Hudson is a certified public accountant, and he holds degrees from the University of Michigan, Ross School of Business (M.B.A.) and Michigan State University (B.A., Accounting). Mr. Hudson has a deep understanding of finance and accounting and familiarity with the industries in which the Company's customers operate. His experience brings a unique perspective that will enhance the Board during a transformational time in the transportation industry.

Matthew T. Moroun   *Director Since 2004*

Matthew T. Moroun, age 51, serves as Chair of our Board, Executive Committee, and Compensation Committee. Mr. Moroun significantly influences the management and operating policies of other family-owned businesses engaged in transportation, insurance, business services, and real estate development and management. He has also served as a director of PAMT CORP (NASDAQ: PAMT) since 1992 and its Chair since 2007. Mr. Moroun is the father of Matthew J. Moroun, a member of our Board. Mr. Matthew T. Moroun's long-term, substantive leadership experience enables him to provide operational, financial, capital markets, and strategic expertise to our Board. He possesses first-hand knowledge of market-leading practices in our industry. His perspective on transportation, automotive, real estate, infrastructure, and government relations enhances the Board's ability to oversee and direct our strategy, business planning, and execution.

Matthew J. Moroun   *Director Since 2020*

Matthew J. Moroun, age 24, is a director of Universal. He is also employed in other Moroun family-owned businesses engaged in transportation and business services. Mr. Moroun has served as a director of PAMT CORP (NASDAQ: PAMT) since 2020. Mr. Moroun holds a B.B.A. in Finance from the Mendoza College of Business at the University of Notre Dame. Mr. Moroun is the son of our Chairman, Matthew T. Moroun. Mr. Matthew J. Moroun provides an important perspective to the Board during this period of disruption and transformation in the industry. Furthermore, Moroun family members have a special interest in our persistent success and have always played an important role in our business. Mr. Moroun's contributions to the Board upholds this tradition of family stewardship.

Tim Phillips   *Director Since 2020*

Tim Phillips, age 59, became our President and CEO in January 2020. He previously served in a host of different leadership and operational positions at Universal since 1989. Mr. Phillips holds a Bachelor of Business Administration in Business Management from Eastern Michigan University. His wealth of experience at Universal across several operating segments, along with his knowledge of the day-to-day management of the Company, provides the Board with an important perspective in establishing and overseeing the financial, operational, and strategic direction of the Company.

Michael A. Regan   *Director Since 2013*

Michael A. Regan, age 70, is Chief Relationship Development Officer of TranzAct Technologies, Inc., a privately held logistics information company that he co-founded in 1984. Mr. Regan was Chief Executive Officer and Chairman of the board for TranzAct until 2011. Prior to starting TranzAct, Mr. Regan worked for Bank of America, PriceWaterhouse, and the Union Pacific Corporation. He is a certified public accountant with a B.S.B.A. from the University of Illinois at Urbana-Champaign. He serves or has served on the boards of numerous industry groups including the American Society of Transportation & Logistics, National Industrial Transportation League and the National Association of Strategic Shippers. He is the past chairman of the Transportation Intermediaries Association Foundation and was the recipient of the 2014 Council of Supply Chain Management Professionals Distinguished Service Award. Mr. Regan's extensive experience in the logistics industry and his background and experience in both internal and external auditing make him uniquely qualified to serve on our Board.

Richard P. Urban   *Director Since 2004*

Richard P. Urban, age 83, is Chair of our Audit Committee. Mr. Urban previously served as an executive in various supply and logistics capacities at DaimlerChrysler AG and several of its predecessor companies. He has an M.B.A. from Michigan State University. Mr. Urban brings to the board a comprehensive understanding of the challenges and opportunities in the transportation industry. His management experience with supply and logistics operations not only provide him with insight into our financial affairs but also enable him to conduct effective oversight of the Company's actions.

H. E. Scott Wolfe   *Director Since 2014*

H. E. Scott Wolfe, age 79, served as our Chief Executive Officer from December 2012 through December 2014. Mr. Wolfe served as President and Chief Executive Officer of LINC Logistics Company, which is now one of our subsidiaries, from March 2002 to December 2012. He also led the development of Logistics Insight Corp., which is also a subsidiary, since its formation in 1992. Earlier in his career, Mr. Wolfe was manager of inbound transportation at American Motors Corporation, where he established that company's first corporate programs for logistics and transportation management. For 15 years, Mr. Wolfe was employed at General Motors, where he held various plant, divisional and corporate responsibilities. Mr. Wolfe has taught college courses in logistics and transportation management. Mr. Wolfe brings to the Board significant insight into our asset-light business model and extensive personal leadership skills.

Director Independence

NASDAQ listing standards generally require that, unless a listed company qualifies as a controlled company, a majority of the members of the company's board of directors must be independent. The listing standards define a controlled company as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. In the case of Universal, more than 50% of the voting power is held by a group of family trusts established for the benefit of the Moroun family. Our Chair, Matthew T. Moroun, is trustee of these trusts with investment authority over the shares in the trust. He has the authority to appoint or remove the special trustee of each trust. Fred Calderone, one of our directors, serves as the special trustee of these trusts and exercises voting authority over their respective shares. Universal has, therefore, elected to be treated as a controlled company in accordance with Rule 5615(c) of the NASDAQ Listing Rules. Accordingly, we are not subject to the NASDAQ rules that would otherwise require us to have (i) a majority of independent directors on the Board, (ii) a compensation committee composed solely of independent directors, and (iii) a nominating committee composed solely of independent directors. Recently, however, our Board reviewed the independence of its director nominees and determined that seven of them, Messrs. Belanger, Deane, Gooden, Hudson, Regan, Urban, and Wolfe, meet the standards for independence required by applicable NASDAQ listing standards. In making this determination, our Board has concluded that none of the independent directors has a relationship that, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Structure and Role in Risk Oversight

Our Board has chosen to separate the positions of Chairman and CEO. Matthew T. Moroun is the Chairman of the Board and Tim Phillips is the President and CEO. This separation allows for greater oversight by the Board, which is actively involved in overseeing risks that could affect us. These activities are conducted primarily by the Audit Committee (as disclosed in the committee description below and in its charter), the Environmental, Social and Governance Committee (to which the Board has appointed a representative, Mr. Belanger), and by the full Board, which has retained responsibility for general oversight of risks. The Board satisfies this responsibility through full reports by our committee chairs regarding each committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company.

Board Meetings

During 2024, our board of directors held four meetings. All incumbent directors attended at least 75% of the meetings of our Board, including committees on which they then served, during the period that they served.

Board Committees

Our board of directors maintains and appoints members to three standing committees: Audit Committee, Compensation Committee, and Executive Committee. The membership of these committees, as of March 7, 2025, is as follows:

Audit Committee	Compensation Committee	Executive Committee
Grant E. Belanger	Matthew T. Moroun*	Matthew T. Moroun*
Daniel J. Deane	Tim Phillips	Tim Phillips
Richard P. Urban*		

* Committee Chair

Audit Committee. We have a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee has three members. Each of the members is an independent director as independence for Audit Committee members is defined in the NASDAQ listing standards and the rules of the SEC. The Audit Committee has a charter that has been approved by our Board and is available on our website, at www.universallogistics.com under the caption of Investor Relations and Corporate Governance.

The Audit Committee met eight times in 2024. The Audit Committee assists our Board in overseeing our accounting and financial reporting process, internal controls and audit functions, and is directly responsible for the appointment, retention, and compensation of our registered public accounting firm. Our Board has determined that Messrs. Belanger, Deane, and Urban are each qualified as an audit committee financial expert, as that term is defined in the rules of the Securities and Exchange Commission. More information about the Audit Committee is included below under the heading Audit Committee Report.

Compensation Committee. Our Board appointed Matthew T. Moroun and Tim Phillips as the two members of our Compensation Committee based on our status as a controlled company under the NASDAQ Listing Rules. This committee, which met once in 2024, assists our Board in carrying out its responsibilities relating to compensation and benefits for our executive officers. The Compensation Committee's responsibilities and authority include:

- Reviewing trends in management compensation and the competitiveness of our executive compensation programs.

- Overseeing the development of new compensation plans and approving or recommending for determination by our Board certain revisions of existing plans.

- Determining, or recommending for determination by our Board, the salaries, bonus and other compensation for executive officers and key employees other than our CEO.

- Reviewing and making recommendations concerning long-term incentive compensation plans, including stock option and other equity-based plans.

- To the extent eligible to do so, acting as the committee of our Board that administers equity-based plans, incentive compensation plans and employee benefit plans.

- Reviewing and approving, or recommending to our Board for approval, compensation packages for new officers and severance arrangements for officers.

The Board evaluates the performance of our CEO and determines his salary, bonus and other compensation. The Board also determines the compensation of our directors and administers our equity-based compensation plans with respect to awards to our named executive officers and our directors.

If a member of a committee of our Board is absent from a meeting, the bylaws give board committees authority to unanimously appoint another member of our Board to act at the meeting in place of the absent committee member. While the Compensation Committee could use this authority, it has no plans to do so. The Compensation Committee has the authority to retain compensation consultants but does not currently use compensation consultants. The Compensation Committee operates without a written charter.

Executive Committee. The Executive Committee exercises the authority of our Board in accordance with the bylaws between regular meetings of our Board. The Executive Committee met four times during 2024.

Other. Universal established an Environmental, Social and Governance Committee, which is comprised of our CFO, Vice President – Finance and Investor Relations and Secretary, and other subject matter experts. The Board appointed one of its members, Grant Belanger, as a Board representative to the ESG Committee, which reviews and manages the Company's ESG policies, programs and practices. The ESG Committee, which met four times in 2024, also oversees the Company's environmental, health and safety performance by reviewing the Company's practices relating to these matters and modifying them where necessary to comply with applicable legislation, regulation and influential industry standards.

Director Nominating Process. Our Board nominates candidates for election to our Board, and each member of our Board participates in the consideration of director nominees. Our Board believes that it can adequately fulfill the functions of a nominating committee without having to appoint an additional committee to perform that function. Our Board believes that not having a separate nominating committee saves the administrative expense that would be incurred in maintaining such a committee and saves time for directors who would serve on a nominating committee if it were established. As there is no nominating committee, we do not have a nominating committee charter.

At least a majority of our independent directors participate in the consideration of director nominees. These directors are independent, as independence for nominating committee members is defined in the NASDAQ listing standards. However, so long as the Company continues to be a controlled company within the meaning of NASDAQ Rule 5615(c), the Board may be guided by the recommendations of the Company's controlling shareholders in its nominating process. After discussion and evaluation of potential nominees, the full Board selects the director nominees.

Our Board considers individuals whom our shareholders recommend as potential director nominees. Shareholders may submit their recommendations to our Secretary, Steven A. Fitzpatrick, at 12755 E. Nine Mile Road, Warren, Michigan 48089. Each recommendation should include a personal biography of the suggested nominee, a description of the background or experience that qualifies the person for consideration, and a statement that the person has agreed to serve if nominated and elected.

Our Board uses an informal process to identify potential Board nominees. Candidates have been recommended by an executive officer or director and considered by our Board and generally have been known to one or more of our Board members. Our Board has not adopted specific minimum qualifications that it believes must be met by a person it recommends for nomination as a director. The Board has determined that the Board as a whole must have the right diversity, mix of characteristics, and skills for the optimal functioning of the Board in its oversight of the Company. In evaluating candidates for nomination, our Board considers the factors it believes to be appropriate, which would generally include the candidate's independence, personal and professional integrity, business judgment, relevant experience and skills, including those related to transportation and service providers to the automotive industry, and potential to be an effective director in conjunction with the rest of our Board in collectively serving the long-term interests of our shareholders. Although our Board has the authority to retain a search firm to assist in identifying director candidates, there has to date been no need to employ a search firm. Our Board does not evaluate potential director nominees differently based on whether they are recommended to our Board by a shareholder.

Director Compensation

The following table sets forth the compensation information for the one-year period ending December 31, 2024, for each non-employee director who served during such period.

Name (1)	Fees Earned or Paid in Cash ($)	Fees Earned or Paid in Stock ($) (2)	All Other Compensation ($)	Total ($)
Grant E. Belanger..................	50,032	14,968	-	65,000
Frederick P. Calderone	50,000	-	-	50,000
Daniel J. Deane	55,000	-	-	55,000
Clarence W. Gooden	50,000	-	-	50,000
Marcus D. Hudson.................	50,000	-	-	50,000
Matthew J. Moroun	35,032	14,968	-	50,000
Matthew T. Moroun	85,032	14,968	-	100,000
Michael A. Regan..................	40,006	9,994	-	50,000
Richard P. Urban...................	50,032	14,968	-	65,000
H.E. Scott Wolfe	50,000	-	-	50,000

(1)   Our CEO, Tim Phillips, serves on our Board. He has been omitted from this table since he is our employee and did not receive any additional compensation for his board service. Mr. Phillips' compensation is included in the Summary Compensation Table on page 19 of this proxy statement.

(2)   This column reflects the value of shares of common stock granted as part of the annual retainer paid to non-employee directors based on the closing market price of $45.22 per share of our common stock on May 6, 2024, which was the date of the grant, as reported on the NASDAQ Global Market.

Compensation Arrangements for Non-Employee Directors

Director compensation is determined by our Board. For 2024, we paid our non-employee directors an annual retainer of $50,000. We paid the Chair, which is a non-officer position, an annual retainer of $100,000. We paid the Chair of our Audit Committee an additional annual retainer of $15,000, and we paid the other members of the Audit Committee an additional retainer of $5,000. We also paid the Board representative on our ESG Committee an additional retainer of $10,000. Each director may elect for the Company to pay up to $15,000 of the annual retainer in the form of shares of the Company's common stock. The Company pays the cash portion of the annual retainer in two installments, and it pays the stock portion, if any, once annually. We also reimbursed our directors for their expenses incurred in attending board and committee meetings, including expenses for food, lodging, and transportation.

Communications with Directors and Attendance at the Annual Meetings

Shareholders may communicate directly with our Board as a group by writing to our Board, addressed to the attention of the secretary of the Company, 12755 E. Nine Mile Road, Warren, Michigan 48089. Our secretary reviews all correspondence and forwards to our Board a summary of the correspondence, and copies of all of the correspondence that, in the secretary's opinion, deal with the functions of our Board or any of its committees or that our secretary otherwise determines requires the attention of our Board. Directors may at any time review a log of all of the correspondence that is addressed to our Board and request copies of any and all of the correspondence.

Our Board has a policy of encouraging our directors to attend the Annual Meeting. In 2024, all of our directors attended the meeting except for Daniel J. Deane, who was excused for good reason.

Code of Business Conduct and Ethics

We have adopted a written Code of Business Conduct and Ethics that applies to all our directors, officers and employees, including our CEO and CFO. Our Code of Business Conduct and Ethics appears on our website at www.universallogistics.com under the caption Investor Relations and Corporate Governance. We intend to post on our website all disclosures that are required by law or NASDAQ listing standards concerning any amendments to, or waivers from, any provision of the code.

Compensation Committee Interlocks and Insider Participation

In 2024, Matthew T. Moroun and Tim Phillips served as members of the Compensation Committee for the full year as allowed under NASDAQ Rule 5615(c) based on the Company's status as a controlled company. Mr. Moroun is Chair of the Board, and Mr. Phillips is also a member of our Board. Information regarding certain transactions between Universal and entities controlled by the Moroun family is provided in the section entitled "Transactions With Related Persons" beginning on page 10 of this proxy statement. None of our executive officers serves as a director or member of the Compensation Committee of another entity in a case where an executive officer of such other entity serves as a director or member of our compensation committee.

Derivative Trading, Insider Trading, Hedging and Trading Plans

The Company has a policy that prohibits directors, officers and other covered employees from engaging in short-term investment activity in the Company's securities, such as trading in or writing options, arbitrage trading or day trading. The Company's securities trading policy is designed to promote compliance with insider trading laws, rules, and regulations, and it governs the purchase, sale, and other disposition of securities by directors, officers, and employees. The Company's policy also prohibits directors and employees from engaging in hedging or monetization transactions, including the through use of financial instruments such as prepaid variable forwards, equity swaps, collars, exchange funds, and any other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's equity securities, without pre-approval of the chief financial officer. In addition, the Company's policy requires that directors, officers and other covered employees must inform the office of the chief financial officer before buying or selling any beneficially owned common stock of the Company or entering into a trading plan under the SEC's Rule 10b5-1. To review our securities trading policy, see Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2024.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Audit Committee reviews and approves related person transactions that involve us and are of the type that are required to be disclosed in our proxy statement by SEC rules. A transaction may be a related person transaction if any of our directors, executive officers, owners of more than 5% of our common stock, or members of their immediate family, have a material interest in the transaction and the amount involved exceeds $120,000. The Audit Committee approves a related person transaction if it determines that the transaction is at least as favorable to us as could have been obtained if the transaction had been with a person who is not related to us or is in our best interest.

Matthew T. Moroun is Chair of our Board of Directors and his son, Matthew J. Moroun, is a member of our Board. Certain Moroun family trusts beneficially own a majority of our outstanding shares. Matthew T. Moroun is trustee of these trusts with investment authority over the shares in the trusts, and Frederick P. Calderone, a member of our Board, is special trustee of these trusts with voting authority over the shares. See "Director Independence" on page 6. Matthew T. and Matthew J. Moroun also exercise significant influence over the management and operating policies of other family-owned businesses engaged in transportation, insurance, business services, and real estate development and management. Subject to our Audit Committee's review and approval, Universal transacts business with these affiliates in the ordinary course of business.

We are party to a registration rights agreement governing our shares that are beneficially owned by the Moroun family. Subject to conditions and exceptions, the Moroun family may require us to register their securities if the anticipated aggregate offering price of the securities covered by the registration exceeds $25 million. Also, if we propose registering any of our securities, subject to certain exceptions and limitations, we are required to give the Moroun family the opportunity to participate in the registration. If a registration is underwritten and the managing underwriter advises us that marketing factors require a limitation on the number of shares that may be underwritten, we generally receive first priority with respect to the shares issued and sold. We generally are required to pay the registration expenses in connection with registration.

Companies affiliated with the Moroun family provide us with various business and administrative support services, including legal, human resources, tax, and information technology services. The cost of these services is based on the actual or estimated utilization of the specific services and is charged to the Company. These costs totaled $7.9 million and $6.4 million for 2024 and 2023, respectively.

We do business with other companies affiliated with the Moroun family, and we expect it to continue for the foreseeable future. We periodically carry freight at market rates for trucking companies affiliated with the Moroun family in the ordinary course of business. Revenue for these services totaled $1.7 million in 2024 and $5.1 million in 2023. These trucking companies also provided transportation services to us at market rates in the ordinary course of business. The cost of these services for 2024 and 2023 totaled $0.1 million and $0.3 million, respectively.

We pay Moroun-affiliated entities the direct variable cost of maintenance, fueling, and other operational support costs for services delivered at our affiliate's trucking terminals that are geographically remote from our own facilities. Such costs are billed when incurred, paid on a routine basis, and reflect actual labor utilization, repair parts costs or quantities of fuel purchased. The cost of these services for 2024 and 2023 totaled $13.7 million and $9.2 million, respectively.

We lease 25 facilities from related parties. Our occupancy of these facilities is either on a month-to-month basis or for multi-year periods for which we are invoiced monthly. Leasing properties from a related party affords us significant operating flexibility. However, we are not limited to such arrangements. At December 31, 2023, we leased 31 facilities from related parties. During 2024 and 2023, we paid an aggregate of $19.7 million and $13.6 million, respectively, in rent and related costs to affiliates. In 2024, we also leased space in one of our terminals to a Moroun-family affiliate. Rental revenues during 2024 and 2023 totaled $2.4 million and $1.6 million, respectively. We believe that the rent we currently pay and receive for these properties is at market rates.

We purchase our employee medical, commercial auto liability, commercial general liability, workers compensation, motor cargo liability, and other insurance from an insurance company affiliated with the Moroun family. In 2024 and 2023, we paid this affiliate $85.4 million and $76.9 million, respectively. We believe that the rates we paid for these services reflect market rates.

During 2024, we purchased trailers from an affiliate totaling $4.5 million. During 2023, we purchased used tractors and new trailers from affiliates totaling $6.3 million and $5.1 million, respectively. During 2023, we also contracted with an affiliate to provide real property improvements for us totaling $5.3 million.

In June 2022, we executed a real estate contract with an affiliate to acquire a multi-building office complex located in Warren, Michigan for $8.3 million. The purchase price was established by an independent, third-party appraisal. The Company made an initial deposit of $0.2 million in 2022 and paid the balance at closing in the first quarter of 2023.

In November 2024, we sold an inactive Mexican subsidiary to an affiliate for approximately $0.1 million. The purchase price was based on the book value of the net assets sold in the transaction, and as such, no gain or loss was recorded.

In August 2023, we exercised our right of first refusal to acquire 3,750 shares of restricted stock from H.E. Scott Wolfe, our director, for $120,900 based on the closing market price on the effective date of the transaction.

We believe that substantially all of the above transactions were entered into on terms at least as favorable to us as could have been obtained from persons who were not related to us, and each of the transactions was in our best interest. We expect to continue certain transactions that are similar to those described above with Moroun-affiliated entities in 2025.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Under the proxy rules of the SEC, a person who directly or indirectly has or shares voting power or investment power with respect to a security is considered a beneficial owner of the security. Voting power is the power to vote or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. Shares as to which voting power or investment power may be acquired within 60 days are also considered as beneficially owned under the proxy rules.

The following table sets forth certain information as of March 7, 2025, regarding beneficial ownership of our common stock by: (i) each person who is known to us to own beneficially more than 5% of our common stock; (ii) each of our directors and nominees; (iii) each of the named executive officers in the Summary Compensation Table on page 19 of this proxy statement; and (iv) the total for our current directors and named executive officers as a group.

Name or Group of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class (2)
5% Shareholders:		
FMR LLC (3)	2,783,347	10.6%
Directors, Nominees, and Named Executive Officers:		
Matthew T. Moroun (4)	19,199,192	73.0%
Matthew J. Moroun (5)	1,568	*
Grant E. Belanger	1,019	*
Frederick P. Calderone (6)	590	*
Daniel J. Deane	-	-
Clarence W. Gooden	-	-
Marcus D. Hudson	324	*
Michael A. Regan	614	*
Richard P. Urban	11,568	*
H.E. Scott Wolfe	10,000	*
Tim Phillips (7)	97,276	*
Jude M. Beres (7)	36,185	*
Directors and named executive officers as a group (12 persons)	19,358,336	73.6%
Total Outstanding Shares as of March 7, 2025	**26,317,326**	

---

* Denotes less than 1%.

(1) The number of shares beneficially owned includes any shares over which the person has sole or shared voting power or investment power and also any shares that the person can acquire within 60 days of March 7, 2025, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such power with the person's spouse) over the shares set forth in the table. Includes shares that may be acquired pursuant to restricted stock awards granted under our equity incentive plan that vest within 60 days of March 7, 2025.

(2) The percentages shown are based on the 26,317,326 shares of our common stock outstanding as of March 7, 2025, plus the number of shares that the named person or group has the right to acquire within 60 days of that date. For purposes of computing the percentage of outstanding shares of common stock held by each person or group, any shares the person or group has the right to acquire within 60 days of March 7, 2025 are deemed to be outstanding with respect to such person or group but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

(3) Based on information set forth in a Schedule 13G dated December 6, 2024 filed by FMR LLC which indicates that, as of November 29, 2024, FMR LLC had sole voting power with respect to 2,783,088 shares and sole dispositive power with respect to 2,783,347 shares. The address of FMR LLC is 245 Summer Street, Boston, MA 02210. We make no representation as to the accuracy or completeness of the information reported.

(4) The number of shares shown includes 236,917 shares beneficially owned by Redoubtable LLC, for which Matthew T. Moroun serves as manager and exercises voting and investment power over the shares. The number of shares shown also includes 11,866,015 shares beneficially owned by the 2020 Irrevocable Lindsay S. Moroun Trust dated November 24, 2020 ("2020 Lindsay Moroun Trust"), 3,871,527 shares beneficially owned by the 2020 Irrevocable Nora M. Moroun Trust ("2020 Nora Moroun Trust"), 3,200,000 shares beneficially owned by the Swiftsure Irrevocable Trust Under Agreement dated December 26, 2012, as decanted November 28, 2020 ("Swiftsure Trust"), and 24,402 shares beneficially owned by the 2020 Irrevocable Agnes Anne Moroun Trust ("2020 AAM Trust"). Matthew T. Moroun serves as trustee of each of these four trusts with investment power over the shares held by each of them. Frederick P. Calderone serves as special trustee of the four trusts with sole voting power over the shares held by each of the trusts. The number of shares shown excludes 285,550 shares owned directly by Matthew T. Moroun's spouse, Lindsay S. Moroun, and 1,568 shares owned directly by Matthew T. Moroun's son, Matthew J. Moroun. Matthew T. Moroun disclaims beneficial ownership of the shares held by Lindsay S. Moroun and Matthew J. Moroun, and this disclosure shall not be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares.

(5) The number of shares shown excludes 285,550 shares owned directly by Matthew J. Moroun's mother, Lindsay S. Moroun, and the 19,199,192 shares beneficially owned by Matthew J. Moroun's father, Matthew T. Moroun, as set forth in this table. Matthew J. Moroun disclaims beneficial ownership of the shares held by Lindsay S. Moroun and Matthew T. Moroun, and this disclosure shall not be deemed an admission that Matthew J. Moroun is the beneficial owner of such shares.

(6) The number of shares shown excludes 11,866,015 shares beneficially owned by the 2020 Lindsay Moroun Trust, 3,871,527 shares beneficially owned by the 2020 Nora Moroun Trust, 3,200,000 shares beneficially owned by the Swiftsure Trust, and 24,402 shares beneficially owned by the 2020 AAM Trust. Mr. Calderone serves as special trustee of the four trusts with sole voting power over the shares held by each of them, and Matthew T. Moroun serves as trustee of each of these four trusts with investment power over the shares held by each of them. Mr. Calderone disclaims beneficial ownership of the shares held by Matthew T. Moroun, and this disclosure shall not be deemed an admission that Mr. Calderone is the beneficial owner of such shares.

(7) Reflects vested and non-vested shares granted to the named executive officer as restricted stock awards. See the tables and related footnotes on page 20 of this proxy statement for a summary of the non-vested shares and vesting dates.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and people who own more than 10% of our outstanding common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10% shareholders are also required to furnish us with copies of the reports that they file. To our knowledge, based solely on a review of the copies of the reports furnished to us and representations received from our directors and executive officers, we believe that all reports required to be filed under Section 16(a) for 2023 were timely filed by each person who at any time during the fiscal year was a director or executive officer or held more than 10% of our common stock.

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Compensation Discussion and Analysis

Introduction

This compensation discussion and analysis explains our compensation program for our named executive officers. Our named executive officers are Tim Phillips, our CEO and President, and Jude M. Beres, our CFO and Treasurer.

The Compensation Committee has the responsibility for establishing, implementing and continually monitoring our compensation philosophy. The Compensation Committee's philosophy is to provide our executive leadership with total compensation that is competitive in its forms and levels, as compared to companies of similar size and business area. Generally, the types of compensation and benefits provided to our executive officers are similar to that provided to executive officers by other companies.

Goals and Philosophy

Our primary goal for the compensation of our executive officers is to create long-term value for our shareholders. Our compensation program is intended to attract, motivate, reward and retain the management talent required to achieve our corporate objectives and create long-term value for our shareholders, while at the same time making efficient use of our resources. The compensation of our executive officers is designed to reward financial and operating performance, to align their interests with those of our shareholders, and to encourage them to remain with us.

Executive Officers

Our current executive officers are Tim Phillips and Jude Beres.

Name	Age	Position	Years of Service
Tim Phillips	59	CEO and President	35
Jude M. Beres	52	CFO and Treasurer	9

Tim Phillips. Mr. Phillips has served as CEO and President since January 2020. He previously served for one year as our Executive Vice president of Transportation. From October 2009 to January 2019, Mr. Phillips held the position of President of Universal Intermodal Services, Inc. Prior to that role, he served as President of the predecessor to UACL Logistics, LLC from January 2007 to September 2009. He also served as Vice President of the predecessor to Universal Intermodal Services, Inc. from October 2004 to December 2006 and held various operational positions there beginning in August 1989. Mr. Phillips holds a Bachelor of Business Administration in Business Management from Eastern Michigan University.

Jude M. Beres. Mr. Beres has served as CFO and Treasurer since March 2016. He previously served as the Company's Chief Administrative Officer from April 2015 to March 2016. From 1997 to April 2015, Mr. Beres worked for multiple affiliated companies in finance and accounting. Mr. Beres has over 20 years of experience in the less-than-truckload, truckload, intermodal, and logistics industries. He holds a Bachelor of Accountancy from Walsh College.

Elements of Compensation

We have three key elements of compensation: annual base salary, cash incentive compensation, and long-term equity incentives. The annual base salary is intended to attract and retain talented executives and reward them for annual achievement. Cash incentive compensation is intended to motivate our executive officers to achieve specified financial results or superior performance. Long-term equity incentives are intended to align the interests of our executive officers with those of our shareholders by linking compensation to stock price appreciation. In addition, when the criteria for vesting of equity awards includes achieving specified financial results, the equity awards also serve the purpose of motivating our executive officers to achieve those results.

Determining Compensation

Historically, the compensation of our executive officers has been based primarily on the judgment of the Compensation Committee of our Board of Directors. Our Chairman and our Chief Executive Officer serve on the Compensation Committee in accordance with the exemption from the Compensation Committee independence requirements for controlled companies under NASDAQ Rule 5615(c). Currently, the Compensation Committee determines the compensation for our officers and key employees other than the Chief Executive Officer, while the Board makes all decisions regarding the Chief Executive Officer's compensation and approves the equity awards to the named executive officers.

In determining compensation for our executive officers, the Compensation Committee and the Board consider competitive market compensation paid by other companies, including other transportation and logistics companies, but do not attempt to maintain a specified target percentile within a peer group or otherwise rely on compensation paid by other companies to determine our executive compensation. The Compensation Committee and the Board review and evaluate many factors, including:

- Universal's performance and growth

- Financial measurements such as revenue, revenue growth, net operating income and operating ratio, and trends in those measurements

- Leadership qualities

- Ability to achieve strategic objectives

- Scope and performance of business responsibilities

- Management experience and effectiveness

- Individual performance and performance as a management team

- Current compensation arrangements

- Long-term potential to maintain and enhance value for our shareholders

Our Board generally does not adhere to rigid formulas or react to short-term changes in business performance in determining the amount and mix of compensation elements but strives to achieve an appropriate mix between annual base salary, cash incentive compensation, and long-term equity incentives to meet our objectives.

The Board receives regular updates on our business results from management and reviews the quarterly financial statements and projections to assess whether executive compensation continues to be properly balanced with and supportive of our business objectives. The Board may also review information, such as reported revenue, profit levels, market capitalization, and disclosed governance practices, regarding comparably sized companies in our industry to assess our comparative performance and organizational structure. The Board uses management updates and peer information as tools to evaluate the connection between executive compensation and our performance as a business. This information is reviewed in a subjective manner. There is no implied direct or formulaic linkage between peer information and our compensation decisions. Our Board takes the view that a close connection between compensation and performance objectives encourages our executive officers to make decisions that will result in significant positive short-term and long-term returns for our business and our shareholders without providing an incentive either to take unnecessary risks or to avoid opportunities to achieve long-term benefits even though they may reduce short-term benefits for the executive officers, the business, or our shareholders.

Based on this information, the Board regularly evaluates both the short-term and long-term performance compensation for the executive officers to ensure alignment with our business objectives. The Committee also works closely with management regarding long-term equity incentives, which emphasize shareholder returns while providing enhanced retention value for key executives.

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Risk Assessment of Compensation Programs

We have conducted a review of our compensation programs, including our annual cash and other compensation programs. We believe that our policies and practices are designed to reward individual performance based on our overall Company performance and are aligned with the achievement of both long-term and short-term company goals. Our base salaries are consistent with similar positions at comparable companies and the two components of our bonus programs, operating ratios and revenue growth, are directly tied to the overall success of the organization. Based on our review of our programs, including the above noted items, we have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Annual Cash Compensation

Base Salary. Our named executive officers receive an annual base salary for services performed during the year. The base salary is established based on the scope of responsibilities, level of experience and expertise, and ability to lead and direct the Company and achieve various financial and operational objectives. Our general compensation philosophy is to pay executive base salaries that are competitive with the salaries of executives in similar positions, with similar responsibilities, at comparable companies. We have not benchmarked our named executive officer base salaries against the base salaries at any particular company or group of companies. The base salaries of our named executive officers are typically established in accordance with their respective employment agreements. They are reviewed and adjusted by the Compensation Committee or the Board, as applicable, on an annual basis after taking into account individual responsibilities, performance, and expectations. The base salaries paid to our named executive officers are set forth in the Summary Compensation Table on page 19 of this proxy statement.

Annual Cash Incentive Compensation. The practice of the Compensation Committee and the Board is to award an annual cash bonus to each of the named executive officers as part of the officer's annual compensation. Bonuses are intended to provide the executive with an opportunity to receive additional cash compensation and are based on individual performance and the Company's performance. The Committee and the Board believe this practice provides an incentive for strong financial and operating performance and aligns the interests of management with the interests of our shareholders.

During 2024, we awarded $410,000 to Tim Phillips and $308,747 to Jude Beres as discretionary cash bonuses, and we paid the awards in March 2025. During 2023, we awarded $378,000 to Tim Phillips and $246,000 to Jude Beres as discretionary cash bonuses, and we paid the awards in March 2024. During 2022, we awarded $588,000 to Tim Phillips and $349,315 to Jude Beres as discretionary cash bonuses, and we paid the awards in March 2023.

Other Compensation

Long-Term Equity Grants. Long-term equity incentives are awarded to our named executive officers under our 2024 Equity Incentive Plan as part of our overall compensation package. The Plan authorizes grants of stock options, restricted stock, restricted stock units, stock appreciation rights, phantom stock units, and unrestricted common stock. In recent years, the Compensation Committee and the Board have generally utilized long-term equity incentives in the form of restricted stock for our named executive officers. At the time of the Plan's adoption, a total of 750,000 shares of our common stock, subject to adjustments, were reserved for the issuance of equity awards under the Plan. As of March 7, 2025, there were 722,356 shares available for issuance under the Plan. The Compensation Committee and the Board believe that long-term equity incentives, such as awards of restricted stock, are consistent with the Company's philosophy and represent an additional vehicle for aligning management's interests with the interests of our shareholders. When determining the amounts and vesting conditions of long-term incentive grants to be awarded to our named executive officers, the Board considers, among other factors, the business performance of the Company, the responsibilities and performance of the executive, and the performance of our stock price. The value of the long-term incentive grants awarded to Messrs. Phillips and Beres in 2024 are set forth in the Summary Compensation Table on page 19 of this proxy statement.

Retirement and Health Benefits. We sponsor retirement savings plans for all of our eligible employees, including our executive officers. The plans qualify under section 401(k) of the Internal Revenue Code of 1986 as amended (the "Code"). The plans include different matching provisions depending on which subsidiary or affiliate is involved. Eligible employees, including our executive officers, are allowed to make tax deductible contributions to the plan. For employees considered highly compensated, including our executive officers, we do not match plan contributions. We also offer health, vision and dental insurance to our executive officers.

Perquisites. Our policy is to provide minimal, if any, perquisites for our executive officers. This helps set an example for all employees that personal expenses are not payable from Company funds and helps to control expenses.

Post-Employment Compensation. We do not provide a defined benefit pension plan or post-retirement health insurance coverage for our executive officers or any of our other employees. We do not offer deferred compensation plans and do not have agreements that provide compensation to our executive officers based upon the occurrence of a change in control of the Company. However, our chief executive officer, Mr. Phillips, would be entitled to receive certain compensation if we terminate his employment based on a determination that it would be in our best interest. See "Potential Payments Upon Termination or Change In Control – Payments Upon Termination Based on Our Best Interest" on page 20 of this proxy statement.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's chief executive officer, chief financial officer, or certain of the company's other highly compensated executive officers. Historically, there was an exception to this $1 million limitation for compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (compensation paid only if the individual's or the company's performance meets pre-established objective goals based on performance criteria approved by the shareholders), and compensation paid to the chief financial officer was excluded from the $1 million limit. Effective January 1, 2018, the Tax Cuts and Jobs Act eliminated the exception for performance-based compensation, and the chief financial officer's compensation is no longer excluded. The amendments to Section 162(m) include a grandfather clause applicable to compensation paid pursuant to a written binding contract in effect on November 2, 2017 that is not materially modified after such date. We periodically review the potential consequences of Section 162(m) but do not have a specific policy to structure the compensation for our executive officers so that it will not be subject to the deduction limitations of Section 162(m).

Clawback Policy

We adopted a compensation recoupment policy with respect to certain annual incentive payments or long-term incentive payments that may be received by an executive officer, where the payment would be predicated upon achieving certain financial results that were subsequently the subject of a restatement of our financial statements, and a lower payment would have been made to the executive based upon the restated financial results. In such a case, the Board has the authority to seek to recover from the executive officer the amount by which the officer's incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

Share Ownership Guidelines

We do not have stock ownership requirements for our executive officers.

Role of Executive Officers in the Compensation Process

The elements of executive compensation are discussed at meetings of the Compensation Committee and the Board, with significant input from our Chairman and our Chief Executive Officer. Base salary is generally determined annually but may be determined for a multi-year period at the time employment agreements are negotiated with our executive officers. Cash incentive compensation and other bonuses and forms of stock-based compensation are discussed from time to time, but there is no set schedule for making determinations regarding these types of compensation. The Committee and the Board retain considerable flexibility in deciding when to address these matters. In making its compensation decisions, the Board will usually seek input from the executive officers. However, the Board makes the final decisions on the compensation of our Chief Executive Officer and on equity awards to our executive officers, and the Committee makes the final decisions on other compensation to our executive officers. The Committee is authorized to utilize compensation consultants. Neither the Committee nor the Board utilized a compensation consultant for our 2024 executive compensation program.

Shareholder Approval of the Company's Compensation Programs

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires that we provide you with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in our proxy statement in accordance with applicable regulations. At our 2017 annual meeting, our shareholders approved our proposal to provide you with this opportunity once every three years. Accordingly, at our 2023 annual meeting, shareholders overwhelmingly approved the say-on-pay resolution presented at the meeting; more than 98% of the shares represented in person or by proxy at the meeting, and more than 97% of votes cast, voted to approve our executive compensation. The Compensation Committee and the Board reviewed these voting results and, given the strong level of support, did not make any changes to our executive compensation program or principles in response to the vote. The next shareholder vote on say-on-pay is scheduled for 2026. Separately, we are required at least once every six years to conduct an advisory shareholder vote on the frequency of the say-on-pay vote. Since we last held an advisory vote on the frequency of the say-on-pay resolution in 2023, the next shareholder vote on the frequency of our say-on-pay vote is scheduled for 2029.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the compensation discussion and analysis included in this proxy statement. Based on the review and discussion, the Committee recommended to the Board that the compensation discussion and analysis be included in this proxy statement for filing with the SEC.

Compensation Committee Members

Matthew T. Moroun, Chair
Tim Phillips

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COMPENSATION TABLES

Summary Compensation Table

The following table sets forth information for the fiscal years ended December 31, 2024, 2023, and 2022 concerning the compensation of our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Tim Phillips *Chief Executive Officer and President*	2024	650,965	410,000	175,000	133	1,236,098
	2023	601,950	378,000	252,007	133	1,232,090
	2022	559,269	588,000	-	133	1,147,402
Jude Beres *Chief Financial Officer and Treasurer*	2024	524,645	308,747	223,575	133	1,057,100
	2023	503,373	246,000	232,887	133	982,393
	2022	479,375	349,315	-	133	828,823

(1) The amounts shown for 2024, 2023, and 2022 represent discretionary cash bonuses paid in March of the subsequent year.

(2) The amounts in the stock awards columns relate to time-based restricted stock awards granted in the year represented by the applicable row of the table. The dollar amounts reported represent the fair value of the awards on the grant dates, excluding the effect of estimated forfeitures, as computed in accordance with FASB Topic 718. Assumptions used in the valuation are discussed in Note 15, "Stock Based Compensation," to the Financial Statements included in Item 15 of our Annual Report on Form 10-K for the year ended December 31, 2024.

(3) The amounts shown represent term life insurance premiums.

Employment Agreements

Tim Phillips. Under our employment agreement with Mr. Phillips, we agreed to pay him an annual salary. Effective December 8, 2024, Mr. Phillips' base salary was increased to $700,180. The employment agreement also contemplates a restricted stock award of 60,000 shares, which vests in installments of 20,000 shares on January 10, 2024 and 2026 and 10,000 shares on January 10, 2027 and 2028. Vesting is subject to his continued employment with the Company. The employment agreement includes provisions regarding termination of employment and non-competition, non-solicitation, and confidentiality obligations to the Company.

Jude Beres. The Company does not have a written employment agreement with Mr. Beres. Effective March 18, 2024, Mr. Beres' annual base salary was increased to $532,324.

Our executive officers may participate in bonuses and other incentive plans that are approved from time to time by our Board or Compensation Committee. The executive officers are also entitled to any fringe benefits that we may provide for our employees in the normal course of our business.

Salary and Bonus Compared to Total Compensation

We have not established a proportion that salary and bonus should be of our executive officers' total compensation. With respect to Mr. Phillips in 2024, his base salary and discretionary cash bonus constituted 52.7% and 33.2% of his total compensation, respectively. For Mr. Beres in 2024, his base salary and discretionary cash bonus constituted 49.6% and 29.2% of his total compensation, respectively.

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Outstanding Equity Awards at Fiscal Year-End

The following table provides information as of December 31, 2024, regarding outstanding equity awards for each of the named executive officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Tim Phillips….	-	-	-	-	-	52,010 [2]	2,389,339	-	-
Jude Beres …..	-	-	-	-	-	11,553 [3]	530,745	-	-

(1) Based on the closing market price of $45.94 per share of our common stock as reported on the NASDAQ Global Market on December 31, 2024.

(2) This number includes an award of 60,000 shares that vests in installments of 20,000 shares on January 10 in 2024 and 2026 and installments of 10,000 shares on January 10 in 2027 and 2028. This number also includes an award of 9,134 shares that vests in four 25% installments on March 15 in 2024 through 2027. This number does not include an award on February 10, 2025 of 5,887 shares that vests in four 25% installments on March 15 in 2026 through 2029.

(3) Includes an award of 5,000 shares that vests on February 20, 2024 and an award of 8,441 shares that vests in four 25% installments on March 15 in 2024 through 2027. This number does not include an award on February 10, 2025 of 7,521 shares that vests in four 25% installments on March 15 in 2026 through 2029.

Stock Vested in 2024

The following table contains information about restricted stock awards vested by each of our named executive officers during 2024.

	Option Awards		Stock Awards	
Name	Number of shares acquired on exercise	Value realized on exercise ($)	Number of shares acquired on vesting	Value realized on vesting ($) (1)
Tim Phillips………………………………………	-	-	22,284	1,023,727
Jude Beres ………………………………………	-	-	7,111	326,679

(1) The value is based on the closing market price of $45.94 per share of our common stock on December 31, 2024 as reported on the NASDAQ Global Market.

Potential Payments Upon Termination or Change In Control

Generally, the employment agreements that we enter into with our named executive officers provide for payments that may be made to them following termination of their employment. We discuss below and quantify in the tables that follow the potential payments under our employment agreement with our chief executive officer and the other payments to which our named executive officers would have been entitled upon termination as of December 31, 2024. We do not currently have an employment agreement in place for Mr. Beres, and we do not have any agreements or plans that require payments to any of our named executive officers based on the occurrence of a change in control of the Company.

No Payments If There Is a Termination for Just Cause

In the event that one of our named executive officers is terminated for just cause, including conviction of a crime, moral turpitude, gross negligence in the performance of duties, intentional failure to perform duties, insubordination, or dishonesty, we would have no obligation to pay base salary, bonuses or benefits beyond the last day worked.

Payments Upon Death

In the event of the death of one of our named executive officers, we would pay the executive officer his base salary through the date of death.

Payments Upon Disability

In the event that a named executive officer becomes disabled and is unable to perform his duties, we may terminate his employment. If Mr. Phillips' employment had been terminated due to disability, he would have been entitled to receive his base salary and benefits for three months following the date of disability, plus any bonus earned but not yet paid. We would pay the remaining bonus amounts in one or more installments on the dates contemplated at the time of the awards.

Payments Upon Termination Based on Our Best Interest

In the event that a named executive officer is terminated by our board of directors based upon a determination that such action would serve the Company's best interest, we would generally have no obligation to pay base salary or benefits beyond the last day worked. However, Mr. Phillips would have been entitled to receive his base salary and COBRA benefits for a period of 12 months following the termination of his employment, subject to his execution of a separation agreement with the Company within 21 days.

Payments Upon Resignation, Including Retirement

Mr. Phillips had the right to resign by providing three months' written notice of his intent to resign. Following such notice, we were entitled to terminate his employment before the end of the three-month notice period. In the event Mr. Phillips resigned with the required three months' notice or was terminated following such notice, Mr. Phillips would have been entitled to receive his base salary and COBRA benefits through the end of the three-month notice period. Upon retirement, a named executive officer would also be entitled to receive any bonus earned but not yet paid. We would pay the remaining bonus in one or more installments on the dates contemplated at the time of the awards.

Employee Obligations

Under his employment agreement, Mr. Phillips agreed not to compete with, or solicit or retain business that is competitive with, our business, or that of specified affiliates of our chairman of the board, Mr. Matthew T. Moroun, for 12 months after his employment with us terminates. Mr. Phillips also agreed that he will not for two years after his employment with us terminates encourage, solicit or otherwise attempt to persuade any of our employees or any employees of the specified affiliates to leave our employment or employment with the specified affiliates. If Mr. Phillips hires one of our employees, he must pay us 30% of the employee's first year's gross compensation. Under the employment agreement, Mr. Phillips also agreed to maintain the confidentiality of our proprietary information.

Stock Awards

Unvested shares of restricted stock are generally forfeited at the time of termination. However, certain awards of restricted stock to our named executive officers contain provisions under which the unvested shares will either continue to vest or automatically vest upon a termination due to death, disability, termination without cause, retirement after reaching a specified age or in other circumstances at the discretion of the board of directors or the compensation committee. Our restricted stock award agreements with Mr. Phillips provides that, subject to his compliance with the covenants in his employment agreement that survive his retirement, any unvested shares of restricted stock granted under the agreement will continue to vest in accordance with the agreement's vesting schedule if Mr. Phillips' continued service with us terminates due to his voluntary retirement after he reaches the age of 62.

Phillips Employment Agreement

We entered into an employment agreement with Mr. Phillips on January 10, 2020. Mr. Phillips has agreed not to compete with, or solicit or retain business that is competitive with, our business or that of specified affiliates for a period of six months after Mr. Phillips' employment with us terminates. In the event that Mr. Phillips is terminated in the best interest of the Company, the duration of his covenant not to compete can be extended for one year, in which case Mr. Phillips will be entitled to receive a base salary for a period of 12 months. Mr. Phillips has also agreed that he will not, for a period of 24 months after termination, encourage, solicit or otherwise attempt to persuade any of our employees or any employees of the specified affiliates to leave our employment or employment with the specified affiliates. If Mr. Phillips hires, directly or indirectly, an employee from us or a specified affiliate during the restricted period, Mr. Phillips has agreed to pay us or our affiliate 30% of the employee's first year's gross compensation. Under his employment agreement, Mr. Phillips has also agreed to maintain the confidentiality of our proprietary information.

Table of Payments Upon Termination of Employment

The following tables provide information regarding amounts payable to each of our named executive officers for 2024 in connection with the termination of his employment. The amounts shown assume that termination of employment was effective as of December 31, 2024, the last business day of our 2024 fiscal year, and include estimates of the amounts that would have been paid. Except as indicated below, amounts payable under employment agreements would be paid in equal installments pursuant to the Company's regularly scheduled payrolls. The actual amounts would only be determined upon an officer's termination of employment.

				Tim Phillips		
Benefits and Payments Upon Termination	**Just Cause ($)**	**Death ($)**	**Disability ($)**	**Best Interest of the Company ($)(1)**	**Resignation ($)(2)**	**Retirement ($)**
Base Salary	-	-	175,045	700,180	175,045	175,045
Continuation of Medical and Dental Benefits (3)	-	-	3,935	15,740	-	-
Continuation of Cash Bonus Awards (4)	-	-	110,000	-	-	110,000
Acceleration of Restricted Stock Awards (5)	-	-	-	-	-	-
Total:	-	-	288,980	715,920	175,045	285,045

(1) Mr. Phillips is entitled to receive his base salary and benefits for a period of 12 months following termination in the best interest of the Company.

(2) Assumes we would have terminated employment immediately following receipt of notice of intent to resign.

(3) Represents value of COBRA payments to which Mr. Phillips would have been entitled.

(4) Upon disability or retirement, Mr. Phillips is entitled to receive any discretionary bonus amounts earned but not yet paid. We would pay the remaining bonus amounts in one or more installments on the dates contemplated at the time of the awards.

(5) Accelerated vesting of any unvested restricted stock awards following voluntary retirement is contingent on Mr. Phillips reaching age 62.

				Jude Beres		
Benefits and Payments Upon Termination	**Just Cause ($)**	**Death ($)**	**Disability ($)**	**Best Interest of the Company ($)**	**Resignation ($)**	**Retirement ($)**
Base Salary	-	-	-	-	-	-
Continuation of Medical and Dental Benefits	-	-	-	-	-	-
Continuation of Cash Bonus Awards (1)	-	-	-	-	-	161,000
Acceleration of Restricted Stock Awards	-	-	-	-	-	-
Total:	-	-	-	-	-	161,000

(1) Upon retirement, Mr. Beres is entitled to receive any discretionary cash bonus amounts earned but not yet paid. We would pay the remaining bonus amounts in one or more installments on the dates contemplated at the time of the awards.

Pension Benefits Table

We have not offered any pension plans during any period that our named executive officers have been employed by us.

Non-Qualified Deferred Compensation

We did not offer or provide our named executive officers with any non-qualified deferred compensation during 2024.

Pay-Ratio Disclosure

The following information relates to the relationship of the annual total compensation of our employees to the annual total compensation of our chief executive officer ("CEO") for 2024 as calculated in accordance with Regulation S-K.

We provide fair and equitable compensation to our employees through a combination of competitive base pay, incentives, retirement plans, and other benefits. We are disclosing the following pay ratio and supporting information, which compares the annual total compensation of our employees other than our CEO (including full-time, part-time, seasonal and temporary employees) and the annual total compensation of our CEO as required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2024, our last completed fiscal year:

- The median annual total compensation of all employees other than our CEO was $62,947.

- The total compensation of our CEO was $1,236,098.

Based on this information, the ratio of the annual total compensation of our CEO to the median annual total compensation of all employees was 20 to 1.

We last determined our median employee as of December 31, 2022, and we used the same median employee for the period ending December 31, 2024. We have elected to do so based on the conclusion that, except as provided below, there has been no change in our employee population or employee compensation arrangements that we believe would significantly impact the pay-ratio disclosure.

We calculated our median employee's annual total compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in that employee's annual total compensation of $62,947. The median employee's annual total compensation includes salary, wages, and tips as reflected in our payroll records. During this analysis, we annualized the compensation for employees hired during the year. We excluded equity awards and bonus payments from our compensation measure because we did not widely distribute such awards and bonuses to our employees. We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation.

As previously disclosed, we acquired Parsec, LLC, OB Leasing, LLC and Parsec Intermodal of Canada, Ltd. (collectively, "Parsec") on September 30, 2024. As of December 31, 2024, Parsec employed approximately 2,100 employees. As permitted by Item 402(u) of Regulation S-K, we have elected to omit the Parsec employees who became our employees as the result of this acquisition from our determination of our median employee. As required by Item 402(u) of Regulation S-K, we expect to include the Parsec employees in our total employee count for the triennial calculations of Universal's median employee as of the period ending December 31, 2025.

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Pay Versus Performance Table

The following table sets forth information for the fiscal years ended December 31, 2024, 2023, 2022, 2021, and 2020 concerning the compensation of our named executive officers relative to our performance.

Year	Summary Compensation Table Total for CEO (1)	Compensation Actually Paid to CEO (2)	Average Summary Compensation Table Total for Non-CEO NEOs (3)	Average Compensation Actually Paid to Non-CEO NEOs (2)(3)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return (4)	Peer Group Total Shareholder Return (5)	Net Income	Operating Margin (6)
2024	1,236,098	2,333,240	1,057,100	1,421,146	260	134	129,907,000	11.0%
2023	1,232,090	908,818	982,393	956,923	157	131	92,901,000	8.8%
2022	1,147,402	2,055,927	828,823	935,448	185	98	168,632,000	11.9%
2021	1,000,165	896,040	871,654	862,679	103	120	73,733,000	5.9%
2020	2,067,833	2,186,333	904,712	931,262	110	106	48,132,000	5.8%

(1) Total compensation of Tim Phillips, our CEO, for all periods presented.

(2) SEC rules require certain adjustments be made to the Summary Compensation Table totals to determine "compensation actually paid." The Reconciliation of Compensation Actually Paid Adjustments table below details the applicable adjustments that were made to determine "compensation actually paid."

(3) Since Jude Beres, our CFO, is our only non-CEO named executive officer, the dollar amounts reported for the non-CEO NEOs represent amounts for Mr. Beres for all periods presented. The Reconciliation of Compensation Actually Paid Adjustments table below details the applicable adjustments that were made to determine "compensation actually paid."

(4) Total shareholder return is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our stock price at the end and the beginning of the measurement period by our stock price at the beginning of the measurement period.

(5) The peer group used by the Company consists of the companies used in the Company's performance graph as required by Item 201(e) of Regulation S-K and reported in Part II, Item 5 of its annual report on Form 10-K for the fiscal year ended December 31, 2024, namely the Nasdaq Transportation Index.

(6) Operating margin is calculated as income from operations divided by total revenues, as included in our annual financial statements.

	Year	Summary Compensation Table "Total" Column ($)	Subtract Summary Compensation Table "Stock Awards" Column ($)	Add Year-End Fair Value of Unvested Equity Awards Granted in Year ($)	Add / (Subtract) Year Over Year Change in Fair Value of Unvested Equity Awards Granted in Prior Years ($)	Add / (Subtract) Year Over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in Year ($)	Compensation Actually Paid ($)
CEO							
	2024	1,236,098	(175,000)	270,449	932,019	69,674	2,333,240
	2023	1,232,090	(252,007)	255,935	(325,200)	(2,000)	908,818
	2022	1,147,402	-	-	911,250	(2,725)	2,055,927
	2021	1,000,165	-	-	(112,450)	8,325	896,040
	2020	2,067,833	(1,129,200)	1,235,400	12,225	75	2,186,333
Non-CEO NEOs (1)							
	2024	1,057,100	(223,575)	345,515	207,030	35,076	1,421,146
	2023	982,393	(232,887)	236,517	(27,100)	(2,000)	956,923
	2022	828,823	-	-	109,350	(2,725)	935,448
	2021	871,654	-	-	(17,300)	8,325	862,679
	2020	904,712	(88,700)	102,950	12,225	75	931,262

(1) Since Jude Beres, our CFO, is our only non-CEO named executive officer, the dollar amounts reported for the non-CEO NEOs represent amounts for Mr. Beres for all periods presented.

Relationship between "Compensation Actually Paid" and Performance

The following graphs represent the relationship between the compensation "actually paid" as disclosed in the Pay vs. Performance Table and the Company TSR, Peer Group Index TSR, Net Income, and Operating Margin:









Most Important Financial Performance Measures for 2024

In our assessment, the most important financial performance measures we use to link compensation actually paid to the CEO and Non-CEO NEOs to Company performance for fiscal 2024 are:

- Operating Margin,
- Revenue Growth, and
- EBITDA Margin.

AUDIT-RELATED MATTERS

Audit Committee Report

Each current member of the Audit Committee is independent, as independence for our Audit Committee members is defined in the NASDAQ listing standards and the rules of the SEC.

The Audit Committee's primary purpose is to assist the Board of Directors in overseeing:

- the accounting and financial reporting process;

- audits of financial statements and internal control over financial reporting; and

- internal control and audit functions.

In fulfilling its responsibilities, the Audit Committee supervises the relationship between us and our independent auditor, including having direct responsibility for the auditor's appointment, compensation and retention, reviewing the scope of its audit services, and approving audit and permissible non-audit services. The Audit Committee reviews and discusses the annual and quarterly financial statements and reviews the activities of our internal audit function.

Management is responsible for the preparation, presentation and integrity of our financial statements and for the appropriateness of the accounting principles and reporting policies that are used. Management is also responsible for testing the system of internal controls and reporting to the Audit Committee on any significant deficiencies or material weaknesses that are found.

The Audit Committee discussed with Universal's independent registered public accounting firm, Grant Thornton LLP, who is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles, its judgments as to the quality and the acceptability of our financial reporting and such other matters as are required to be discussed with the Audit Committee under standards of the Public Company Accounting Oversight Board, including the matters required to be discussed pursuant to Auditing Standard 1301 (Communications with Audit Committees). The Audit Committee and Grant Thornton also reviewed management's assessment included in management's report on internal control over financial reporting and Grant Thornton's opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024.

The Audit Committee has discussed with Grant Thornton the firm's independence from management and us and has received from Grant Thornton the written disclosures and letter required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence). The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining Grant Thornton's independence.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements in the annual report on Form 10-K for the year ended December 31, 2024, with both management and our independent registered public accounting firm. The Audit Committee's review included a discussion of the quality and integrity of the accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the financial statements.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2024, for filing with the SEC.


Audit Committee Members

Richard P. Urban, Chair
Grant E. Belanger
Daniel J. Deane

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Audit Committee Approval Policies

The Audit Committee pre-approves audit services and non-audit services that are to be performed for us by our independent auditor. The Audit Committee has delegated authority to its Chair, or any two of its other members acting together, to approve, between meetings of the Audit Committee, audit services and permissible non-audit services. Approvals between meetings are required to be reported to the Audit Committee at its next meeting. In addition to there being engagement letters for audit services, the Audit Committee has determined that there should be an engagement letter for any non-audit services that are to be performed by the independent auditor. All of the services described in the table above were pre-approved by the Audit Committee or by the Chair of the Audit Committee under the authority delegated by the Audit Committee.

Services Provided by Outside Auditors

The following table shows the fees for professional services of Grant Thornton for audit and other services they provided to us for 2024 and 2023.

	2024	2023
Audit Fees (1)	$ 1,014,634	$ 735,075
Audit-Related Fees (2)	75,000	63,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$ 1,089,634	$ 798,075

(1) Includes fees billed for professional services for the audit of our financial statements included in our annual report on Form 10-K, and reviews of our financial statements included in our quarterly reports on Form 10-Q. This category also includes fees for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagement, including consents issued in connection with SEC filings.

(2) Other fees for 2024 and 2023 related to fees charged for services regarding a separate audit of a group of subsidiaries and supplemental opinions required in connection with the Company's credit facilities.

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PROPOSALS TO BE PRESENTED AT THE MEETING

_____

PROPOSAL ONE

_____

ELECTION OF DIRECTORS

Our Board of Directors has nominated for election the following individuals to serve on our Board until the next annual meeting of shareholders or until their successors are duly elected and qualified:

Grant E. Belanger
Frederick P. Calderone
Daniel J. Deane
Clarence W. Gooden
Marcus D. Hudson
Matthew J. Moroun
Matthew T. Moroun
Timothy Phillips
Michael A. Regan
Richard P. Urban
H. E. Scott Wolfe

Unless otherwise instructed, the persons named as proxies intend to vote all proxies received for the election of the 11 director nominees. All of the nominees have indicated their willingness to serve on the Board. If any nominee becomes unwilling or unavailable to serve, our Board may select a substitute nominee, and in that event the proxies intend to vote all proxies for the person selected. If a substitute nominee is not selected, the proxies intend to vote for the election of the remaining nominees. Our Board has no reason to believe that any of the nominees will become unavailable to serve.

Your Board of Directors Recommends that Shareholders Vote

FOR

Each of the Nominees Named Above

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PROPOSAL TWO

APPROVAL OF CONVERSION TO A NEVADA CORPORATION

Our Board has approved a proposal to convert the Company from a Michigan corporation (the "Michigan Corporation") to a Nevada corporation (the "Nevada Corporation"). Our Board recommends that our shareholders approve the conversion of the Michigan Corporation into the Nevada Corporation (the "Conversion") and adopt the resolution of the Board approving the Conversion, which is included as Appendix A to this proxy statement (the "Conversion Resolution"). Upon the completion of the Conversion, the Company will become a Nevada corporation and will continue to operate under its existing name, "Universal Logistics Holdings, Inc." The Company's proposed Nevada Articles of Incorporation, which are included as Appendix C to this proxy statement, will be effective upon completion of the Conversion.

Our Board believes that, following the Conversion, the Company will benefit from a more favorable statutory framework for corporate governance that provides greater protection to our directors and officers from unmeritorious lawsuits. By converting into a Nevada corporation, our Board believes that the Company will be well suited to take advantage of certain business opportunities and adapt to its increasingly dynamic business needs. The Board also believes the Conversion may enhance the Company's competitive position for attracting and retaining talent. The Conversion will not result in any change in the Company's business, operations, management, assets, liabilities, or net worth.

Reasons for the Conversion

Our Board believes there are several reasons that the Conversion is in the best interests of the Company and its shareholders. In particular, the Board believes that the Conversion will allow the Company to take advantage of certain provisions of the corporate laws of Nevada.

The Conversion is expected to provide potentially greater protection from unmeritorious litigation for directors and officers of the Company. The increasing frequency of claims and litigation directed towards directors and officers has greatly increased the risks facing directors and officers of public companies in exercising their duties. The amount of time and money required to respond to these claims and to defend these types of litigation matters can be substantial. By reducing the risk of lawsuits being filed against the Company and its directors and officers, the Conversion may also help us attract and retain qualified management.

Michigan law permits a corporation to adopt provisions limiting or eliminating the liability of a director to a company and its shareholders for monetary damages for breach of fiduciary duty, except for the amount of a financial benefit received by a director to which he or she is not entitled, the intentional infliction of harm on the corporation or the shareholders, certain dividends, distributions, and loans prohibited by the Michigan Business Corporation Act ("MBCA"), and intentional criminal acts. By contrast, Nevada law permits a broader exclusion of individual liability of both officers and directors to a company and its stockholders, providing for an exclusion of any damages as a result of any act or failure to act in his or her capacity as a director or officer unless the presumption that the director or officer acted in good faith, on an informed basis and with a view to the interests of the company, has been rebutted, and it is proven that the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer, and such breach involved intentional misconduct, fraud or a knowing violation of law. The Conversion will result in the elimination of any liability of an officer or director for a breach of the duty of loyalty unless arising from intentional misconduct, fraud, or a knowing violation of law. There is currently no known pending claim or litigation against any of our directors or officers for breach of fiduciary duty related to their service as directors or officers of the Company. The directors and officers of the Company have an interest in the Conversion to the extent that they will be entitled to such limitation of liability. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Conversion and to recommend that our shareholders vote in favor of this proposal. We believe that, in general, Nevada law would provide greater protection to our directors, officers, and the Company than Michigan law.

The Conversion is also expected to provide corporate flexibility in connection with certain corporate transactions. However, note that the Conversion is not being undertaken to prevent a change in control, nor is it in response to any present attempt known to our Board to acquire control of the Company or obtain representation on our Board. Nevertheless, certain effects of the proposed Conversion may be considered to have anti-takeover implications by virtue of being subject to Nevada law.

Principal Terms of the Conversion

The Conversion would be effected under Section 745 of the MBCA as set forth in the Plan of Conversion, which is included as Appendix B to this proxy statement. The Plan of Conversion provides that the Company will convert from a Michigan corporation into a Nevada corporation pursuant to Section 745 of the MBCA and Sections 92A.195 and 92A.205 of the Nevada Revised Statutes, as amended (the "NRS").

The Plan of Conversion provides that, upon the Conversion, (i) each outstanding share of common stock of the Michigan Corporation will be automatically converted into one outstanding share of common stock of the Nevada Corporation, and (ii) each outstanding share of preferred stock of the Michigan Corporation will be automatically converted into one outstanding share of the preferred stock of the Nevada Corporation. Security holders will not have to exchange their existing stock certificates for new stock certificates. At the same time, upon the Conversion, each outstanding stock option, warrant or other right to acquire shares of common stock of the Michigan Corporation will automatically become a stock option, warrant or right to acquire an equal number of shares of common stock of the Nevada Corporation under the same terms and conditions. In addition, the common stock will continue to be traded on The Nasdaq Global Market under its existing symbol, "ULH." We do not expect any interruption in the trading of the common stock as a result of the Conversion.

The Board currently intends that the Conversion will occur as soon as practicable following the Annual Meeting. If the Conversion is approved by our shareholders, we anticipate that the Conversion will become effective at the date and time (the "Effective Time") specified in the Articles of Conversion to be executed and filed with the office of the Nevada Secretary of State in accordance with NRS 92A.205 and the Certificate of Conversion to be executed and filed with the Corporations Division of the Department of Licensing and Regulatory Affairs of the State of Michigan in accordance with Section 745 of the MBCA. However, the Conversion may be delayed by our Board or the Plan of Conversion may be terminated and abandoned by action of the Board at any time prior to the Effective Time of the Conversion, whether before or after the approval by the Company's shareholders, if the Board determines for any reason that the consummation of the Conversion should be delayed or would be inadvisable or not in the best interests of the Company and its shareholders, as the case may be.

Effects of the Conversion

Following the Conversion, the Company will be governed by the NRS instead of the MBCA, and the Company will be governed by the form of Nevada Articles of Incorporation (the "Nevada Charter") and the form of Nevada Bylaws (the "Nevada Bylaws"), included as Appendix C and Appendix D, respectively, to this proxy statement. The Company's current Amended and Restated Articles of Incorporation, as amended (collectively, the "Michigan Charter") and its current Sixth and Amended and Restated By-Laws (the "Michigan Bylaws") will no longer be applicable following completion of the Conversion. Copies of the Michigan Charter and Michigan Bylaws are available as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 17, 2025, available to the public via the SEC's website at http://www.sec.gov.

Apart from being governed by the Nevada Charter, Nevada Bylaws, and the NRS, following completion of the Conversion, the Company will continue to exist in the form of a Nevada corporation. By virtue of the Conversion, all of the rights, privileges, and powers of the Michigan Corporation, and all property, real, personal, and mixed, and all debts due to the Michigan Corporation, as well as all other things and causes of action belonging to the Michigan Corporation, will remain vested in the Nevada Corporation and will be the property of the Nevada Corporation. In addition, all debts, liabilities, and duties of the Michigan Corporation will remain attached to the Nevada Corporation and may be enforced against the Nevada Corporation.

There will be no change in our business, properties, assets, obligations, or management as a result of the Conversion. Our directors and officers immediately prior to the Conversion will serve as our directors and officers following the completion of the Conversion. We intend to maintain our headquarters in Michigan for the foreseeable future.

Effect of Vote for the Conversion

A vote in favor of this Conversion proposal is a vote to approve the Plan of Conversion and therefore the Conversion. A vote in favor of this Conversion proposal is also effectively a vote in favor of the Nevada Charter and the Nevada Bylaws.

If the Conversion proposal fails to obtain the requisite vote for approval, the Conversion will not be consummated and the Company will continue to be incorporated in Michigan and be subject to the Michigan Charter and Michigan Bylaws.

No Securities Act Consequences

The Company will continue to be a publicly held company following completion of the Conversion. Its common stock will continue to be listed on The Nasdaq Global Market under its existing corporate name, Universal Logistics Holdings, Inc., and the Company will continue trading under the symbol "ULH." The Company will continue to file required periodic reports and other documents with the SEC. There is not expected to be any interruption in the trading of the common stock as a result of the Conversion. We and our shareholders will be in the same respective positions under the federal securities laws after the Conversion as we and our shareholders were prior to the Conversion.

Key Differences Between Michigan Charter and Bylaws and the Nevada Charter and Bylaws

Following completion of the Conversion, the Company will be governed by the NRS instead of the MBCA as well as the Nevada Charter and Nevada Bylaws, forms of which are included as Appendix C and Appendix D, respectively, to this proxy statement. Our current Michigan Charter and Michigan Bylaws will no longer be applicable following completion of the Conversion. Copies of the Michigan Charter and Michigan Bylaws are available as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 17, 2025, available to the public via the SEC's website at http://www.sec.gov.

The Nevada Charter and Nevada Bylaws differ in a number of respects from the Michigan Charter and Michigan Bylaws, respectively. Set forth below is a table summarizing certain material differences in the rights of our shareholders under Nevada and Michigan law under the respective charters and bylaws. This chart does not address each difference but focuses on some of those differences which we believe are most relevant to our shareholders. This chart is qualified in its entirety by reference to the Nevada Charter, the Nevada Bylaws, the Michigan Charter, and Michigan Bylaws.

Provision	Michigan	Nevada
Charter Regarding Authorized Shares of Capital Stock	The Michigan Charter provides that the Company is authorized to issue 105,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share.	The Nevada Charter contains the same provision.
Charter Regarding the Creation and Authority of Board Committees	The Michigan Charter does not contain corresponding provisions. Those provisions are currently contained in the Michigan Bylaws.	The Nevada Charter contains a provision authorizing the Board to create one or more committees which shall have and may exercise general or limited authority in the management of the business and affairs of the Company. The provision also provides that the audit committee or any similar committee created by the Board shall have full and exclusive authority to review, investigate, and make decisions regarding any derivative litigation demand made upon the Company and all related matters. In the absence of an audit committee composed solely of independent directors of the Company, such authority shall be vested in a committee consisting of all of the independent directors of the Company.
Charter Regarding Limitation of Liability	The Michigan Charter states that no Director shall be liable to the Company or its shareholders for monetary damages for any action taken or any failure to take any action as a Director or for any breach of the Director's duty of loyalty to the Company or its shareholders, except that a Director shall be liable for: (1) the amount of a financial benefit	The Nevada Charter provides that the liability of Directors and Officers shall be limited to the fullest extent permitted by law. Any repeal or modification of this provision will not adversely affect the protection of any

	received by a director to which he or she is not entitled; (2) intentional infliction of harm on the Company or the shareholders; (3) a violation of Section 551 of the MBCA; or (4) an intentional criminal act. Any repeal or modification of this provision will not adversely affect the protection of any Director or Officer provided thereby for any act or omission as a Director or Officer occurring prior to the effectiveness of such repeal or modification. If the MBCA is amended to authorize further eliminating or limiting the personal liability of Directors and Officers, then the liability of Directors and Officers will be eliminated or limited to the fullest extent permitted by the MBCA, as amended.	Director or Officer provided thereby for any act or omission as a Director or Officer occurring prior to the effectiveness of such repeal or modification. If any provision of the NRS is amended to authorize corporate action further eliminating or limiting the personal liability of Directors and Officers, then the liability of Directors and Officers will be eliminated or limited to the fullest extent permitted by the NRS, as amended. Note that, under the NRS, this provision does not exclude exculpation for breaches of the duty of loyalty and covers both Officers and Directors.
Charter Regarding Indemnification and Advancement of Expenses	The Michigan Charter does not contain provisions regarding indemnification. Those provisions are currently contained in the Michigan Bylaws.	Under the Nevada Charter, the Company shall indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, by reason of being a Director, Officer, employee or agent of the Company or any predecessor of the Company.
Charter Regarding Compromises or Arrangements with Creditors and/or Shareholders	The Michigan Charter provides that, when a compromise or arrangement or a plan of reorganization of the Company is proposed between the Company and its creditors or shareholders, a court of equity jurisdiction within Michigan may order a meeting of the creditors or shareholders to be affected by the proposed compromise or arrangement or reorganization. If a majority representing 75% in value of such creditors or shareholders agree to a compromise or reorganization of the Company as a result thereof, then any court-approved compromise, arrangement and reorganization is binding on all creditors, all shareholders, and the Company.	The Nevada Charter does not contain a corresponding provision.
Charter Regarding Inapplicability of Controlling Interest Statutes	The Michigan Charter does not contain a corresponding provision.	The Nevada Charter provides that the provisions in NRS 78.378 to 78.3793, inclusive, and any successor statutes relating to acquisitions of controlling interests in the Company shall not apply to any acquisition of shares of the Company's capital stock beneficially owned by Matthew T. Moroun, his spouse or their children (the "Moroun Family"), any trust for the benefit of one or more members of the Moroun Family, or any corporation, partnership, limited liability company, or other entity controlled by one or more members of the Moroun Family.
Charter/Bylaws Regarding Forum for Adjudication of Disputes	The Michigan Charter does not contain a corresponding provision. The Michigan Bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the Macomb County Circuit Court in the State of Michigan (or the United States District Court for the Eastern District of Michigan, Southern Division) shall	The Nevada Bylaws do not contain a corresponding provision, but the Nevada Charter provides that unless the Company consents in writing to the selection of an alternative forum, the Eighth Judicial District Court

	be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a legal or fiduciary duty owed by any Director, Officer, or employee to the Company or its shareholders, (iii) any action asserting a claim against the Company or any Director, Officer, or employee arising under the MBCA, the Michigan Charter, or the Michigan Bylaws, or (iv) any action asserting a claim against the Company or any Director, Officer, or employee governed by the internal affairs doctrine.	sitting in Clark County in the State of Nevada (or, if the Eighth Judicial District Court of the State of Nevada lacks jurisdiction, the federal district court for the District of Nevada or other state courts of the State of Nevada) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former Director, Officer, employee or shareholder of the Company to the Company or the Company's shareholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim arising pursuant to NRS Chapters 78 or 92A, the Nevada Charter or the Nevada Bylaws, or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine. The Nevada Charter further provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts shall be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of the capital stock of the Company is deemed to have notice of and consented to these provisions.
Bylaws Regarding Proxies	The Michigan Bylaws expressly provide that a proxy may be authorized by an instrument in writing that is dated and signed by the shareholder or its agent. The written proxy, and its execution and delivery, may be in the form of an electronic transmission to the extent permitted by Michigan law. A proxy expires three years from its date unless otherwise provided in the proxy, and a shareholder may revoke it with or without cause at any time, except as otherwise provided by Michigan law, upon written notice the Company and the proxy holder.	The Nevada Bylaws expressly provide that a proxy may be authorized by an instrument in writing or by electronic transmission. Under the Nevada Bylaws, no proxy shall be voted or acted upon six months after its date, unless coupled with an interest or unless the proxy provides for a longer period, which may not exceed seven years. Under the NRS, proxies are valid for six months from the date of creation unless the proxy provides for a longer period of up to seven years.
Bylaws Regarding Indemnification	The Michigan Bylaws provide that the Company shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the Company, by reason of the fact that he or she is or was a Director, Officer, employee or agent of the Company, against all costs, charges, and expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or	The Nevada Bylaws provide that the Company shall indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred and hold harmless each person who has been successful on the merits or otherwise in the defense of any action, suit or proceeding and each person who the shareholders, a

proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company or its shareholders, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Michigan Bylaws further provide that, in connection with any action brought by or in the right of the Company, indemnification is appropriate if the subject person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its shareholders, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person is adjudged to be liable to the Company unless and only to the extent that the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity for all such costs, charges and expenses that are deemed proper by the court. Unless ordered by the court, indemnification must be authorized by a determination that indemnification is proper under the circumstances contemplated by the Michigan Bylaws, and the determination may be made by (i) a majority of a quorum of disinterested directors, (ii) a majority vote of a committee of the Board consisting of two or more disinterested directors, (iii) independent legal counsel in a written opinion, (iv) by all disinterested independent directors, or (v) by a majority of disinterested shareholders.	majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or independent legal counsel, in a written opinion, authorizes the indemnification of when that person is a party to or is threatened to be made a party to an action, suit or proceeding, or investigation by reason of the fact that he or she is or was a Director, Officer, employee or agent of the Company or who was or is a party or is threatened to be made a party of any, threatened, pending or completed action, suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a Director, Officer, employee or agent of the Company. However, under the Nevada Bylaws, no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of any appeals, to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

Comparison of Shareholder Rights under Michigan and Nevada Law

The rights of our shareholders are currently governed by the MBCA, the Michigan Charter, and Michigan Bylaws. Following completion of the Conversion, the rights of our stockholders will be governed by the NRS, the Nevada Charter, and the Nevada Bylaws.

The statutory corporate laws of Nevada, as governed by the NRS, are similar in many respects to those of Michigan, as governed by the MBCA. However, there are certain differences that may affect your rights as a shareholder, as well as the corporate governance of the Company. The following are brief summaries of material differences between the current rights of shareholders of the Company and the rights of stockholders of the Company following completion of the Conversion. The following discussion does not provide a complete description of the differences that may affect you. This summary is qualified in its entirety by reference to the NRS and MBCA as well as the Michigan Charter, Michigan Bylaws, Nevada Charter, and Nevada Bylaws.

Increasing or Decreasing Authorized Capital Stock. The NRS allows the board of directors of a corporation, unless restricted by the articles of incorporation, to increase or decrease the number of authorized shares in a class or series of the corporation's shares and correspondingly effect a forward or reverse split of any class or series of the corporation's shares (and change the par value thereof) without a vote of the stockholders, so long as the action taken does not adversely change or alter any right or preference of the stockholders and does not include any provision or provisions pursuant to which only money will be paid or scrip issued to stockholders who hold 10% or more of the outstanding shares of the affected class and series, and who would otherwise be entitled to receive fractions of shares in exchange for the cancellation of all of their outstanding shares. Michigan law has no similar provision.

Classified Board of Directors. The MBCA permits any Michigan corporation to classify its board of directors into as many as three classes with staggered terms of office. If this is done, then the term of directors in the first class expires at the first annual meeting of shareholders after their election, that of the second class expires at the second annual meeting after their election, and that of the third class, if any, expires at the third annual meeting after their election. At each annual meeting after such classification, a number of directors equal to the number of the class whose term expires at the time of the meeting are elected to hold office until the second succeeding annual meeting if there are two classes, or until the third succeeding annual meeting if there are three classes. However, neither the Michigan Charter nor Michigan Bylaws provide for a classified board of directors. The NRS also permits Nevada corporations to classify its board of directors into any number of classes with staggered terms of office, so long as at least one-fourth of the total number of directors is elected annually; however, neither the Nevada Charter nor Nevada Bylaws provide for a classified board of directors.

Cumulative Voting. Cumulative voting for directors entitles shareholders to cast a number of votes that is equal to the number of voting shares held by such shareholders multiplied by the number of directors to be elected and to cast all such votes for one nominee or distribute such votes among up to as many candidates as there are positions to be filled. Cumulative voting may enable a minority shareholder or group of shareholders to elect at least one representative to the board of directors where such shareholders would not be able to elect any directors without cumulative voting.

Although the MBCA does not generally grant shareholders cumulative voting rights, a Michigan corporation may provide in its articles of incorporation for cumulative voting in the election of directors. The NRS also permits any Nevada corporation to provide in its articles of incorporation the right to cumulative voting in the election of directors as long as certain procedures are followed.

Neither the Michigan Charter nor the Nevada Charter provides for cumulative voting in the election of directors.

Vacancies. Under both the MBCA and the NRS, subject to the articles of incorporation and bylaws, vacancies on the board of directors, including those resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any director appointed in this manner will hold office for the remainder of the term of the director no longer on the board.

Removal of Directors. Under the MBCA, shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. The vote for removal is by a majority of shares entitled to vote at an election of directors, except that the articles may require a higher vote for removal without cause. If a Michigan corporation has cumulative voting then, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her. The NRS requires the vote of the holders of at least two-thirds of the shares or class or series of shares of the issued and outstanding stock entitled to vote at an election of directors in order to remove a director or all of the directors. The articles of incorporation may provide for a voting threshold higher than two-thirds, but not lower. Furthermore, the NRS does not make a distinction between removals for cause and removals without cause.

The Nevada Charter includes a provision requiring the affirmative vote of seventy-five percent (75%) of the outstanding shares of the stock of the Company entitled to elect directors to effectuate their removal. The Michigan Charter includes no such provision.

Fiduciary Duties and Business Judgment. Nevada, like most jurisdictions, requires that directors and officers of Nevada corporations exercise their powers in good faith and with a view to the interests of the corporation, but, unlike some other jurisdictions, fiduciary duties of directors and officers are codified in the NRS. As a matter of law, directors and officers are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation in making business decisions. In performing such duties, directors and officers may exercise their business judgment through reliance on information, opinions, reports, financial statements and other financial data prepared or presented by corporate directors, officers or employees who are reasonably believed to be reliable and competent. Reliance may also be extended to legal counsel, public accountants, advisers, bankers or others reasonably believed to be competent, and to the work of a committee (on which the particular director or officer does not serve) if the committee was established and empowered by the corporation's board of directors, and if the committee's work was within its designated authority and was about matters on which the committee was reasonably believed to merit confidence. However, directors and officers may not rely on such information, opinions, reports, books of account or similar statements if they have knowledge concerning the matter in question that would make such reliance unwarranted.

Under Michigan law, members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person's professional or expert competence, provided that such director does not have knowledge concerning the matter in question that makes such reliance unwarranted. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information. Both Michigan and Nevada law extend the statutory protection for reliance on such persons to corporate officers.

Flexibility for Decisions, Including Takeovers. Nevada provides directors with more discretion than Michigan in making corporate decisions, including decisions made in takeover situations. Under Nevada law, director and officer actions taken in response to a change or potential change in control are granted the benefits of the business judgment rule. However, in the case of an action to resist a change or potential change in control that impedes the rights of stockholders to vote for or remove directors, directors will only be given the benefit of the presumption of the business judgment rule if the directors have reasonable grounds to believe a threat to corporate policy and effectiveness exists and the action taken that impedes the exercise of the stockholders' rights is reasonable in relation to such threat.

In exercising their powers, including in response to a change or potential change of control, directors and officers of Nevada corporations may consider all relevant facts, circumstances, contingencies or constituencies, which may include, without limitation, the effect of the decision on several corporate constituencies in addition to the stockholders, including the corporation's employees, suppliers, creditors and customers, the economy of the state and nation, the interests of the community and society in general, and the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. To underscore the discretion of directors and officers of Nevada corporations, the NRS specifically states that such directors and officers are not required to consider the effect of a proposed corporate action upon any constituent as a dominant factor. Further, a director may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change of control is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies, including that there are reasonable grounds to believe that, within a reasonable time the corporation or any successor would be or become insolvent subjected to bankruptcy proceedings. The MBCA does not provide a similar list of statutory factors that corporate directors and officers may consider in making decisions.

The Nevada Charter contains a provision providing that, when evaluating any offer involving (1) a tender or exchange offer for the Company's equity securities, (2) a merger or consolidation of the Company, or (3) the acquisition of all or substantially all of the Company's properties and assets, the Board must, in connection with the exercise of its business judgment in determining what is in the best interest of the Company and its stockholders, give due consideration to all relevant factors, including without limitation, the consideration being offered in relation to the then current market price of the Company's common stock, the then current value of the Company in a freely negotiated transaction and the Board's estimate of the future value of the Company as an independent entity, the social and economic effects on the employees, customers, suppliers, and other constituents of the Company and on the communities in which the Company and its subsidiaries operate or are located and the desirability of maintaining independence from any other business or business entity. This provision may not be amended or repealed, under the Nevada Charter, without the affirmative vote or consent of the holders of 75% of the outstanding shares entitled to elect directors. The Michigan Charter includes no such provision.

Limitation on Personal Liability of Directors and Officers. The NRS and the MBCA each, by way of statutory provisions or permitted provisions in corporate charter documents, eliminate or limit the personal liability of directors and officers to the corporation or their shareholders for monetary damages for breach of a director's fiduciary duty, subject to the differences specified in each statute. For example, the MBCA precludes liability limitations for receiving a financial benefit to which the director is not entitled; intentionally inflicting harm on the corporation or the shareholders; authorizing certain dividends, distributions and loans prohibited by the MBCA; and committing intentional criminal acts. Under the NRS, in order for a director or officer to be individually liable to the corporation or its shareholders or creditors for damages as a result of any act or failure to act, the presumption of the business judgment rule must be rebutted and it must be proven that the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and that the breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Further, the NRS permits a corporation to renounce in its articles of incorporation any interest or expectancy to participate in specific or specified classes or categories of business opportunities. The NRS, therefore, provides broader protection from personal liability for directors and officers than the MBCA. Both the Michigan Charter and the Nevada Charter provide a limitation to director and officer liability to the fullest extent permitted by Michigan and Nevada law, respectively.

Indemnification. The NRS and the MBCA each permit corporations to indemnify directors, officers, employees and agents in similar circumstances, subject to the differences discussed below.

In suits that are not brought by or in the right of the corporation, both jurisdictions permit a corporation to indemnify current and former directors, officers, employees and agents for attorneys' fees and other expenses, judgments and amounts paid in settlement that the person actually and reasonably incurred in connection with the action, suit or proceeding. The person seeking indemnity may recover as long as he or she acted in good faith and believed his or her actions were either in the best interests of or not opposed to the best interests of the corporation. Under the NRS, the person seeking indemnity may also be indemnified if he or she is not liable for breach of his or her fiduciary duties. Similarly, with respect to a criminal proceeding, the person seeking indemnification must not have had any reasonable cause to believe his or her conduct was unlawful.

In derivative suits, a corporation in either jurisdiction may indemnify its directors, officers, employees or agents for expenses that the person actually and reasonably incurred. A corporation may not indemnify a person if the person was adjudged to be liable to the corporation unless a court otherwise orders. No corporation may indemnify a party unless it decides that indemnification is proper. Under the MBCA, the corporation through its shareholders, directors or independent legal counsel will determine whether the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity. Under the NRS, the corporation through its stockholders, directors or independent counsel must determine that the indemnification is proper.

The NRS and the MBCA also each permit corporations to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation.

Under the NRS, the indemnification pursuant to the statutory mechanisms available under the NRS, as described above, does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, but unless ordered by a court, indemnification may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, and such misconduct, fraud or violation was material to the cause of action.

Both the Michigan Bylaws and the Nevada Bylaws include substantially similar provisions providing for indemnification, including advancement of expenses, consistent with the laws of the respective states. In addition, the Nevada Charter provides for indemnification and advancement of expenses to the fullest extent permitted by law.

Director Compensation. The MBCA provides that the board, without regard to personal interest, may establish reasonable compensation of directors for services to the corporation as directors, unless shareholder approval is required by the articles of incorporation, bylaws, or another provision of the MBCA. In contrast, the NRS provides that, unless otherwise provided in the articles of incorporation or bylaws, the board of directors, without regard to personal interest, may establish the compensation of directors for services in any capacity. If the board of directors establishes the compensation of directors, such compensation is presumed to be fair to the corporation unless proven unfair by a preponderance of the evidence.

Action by Written Consent of Directors. Both the MBCA and NRS provide that, unless the articles of incorporation or the bylaws provide otherwise, any action required or permitted to be taken at a meeting of the directors or a committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent to the action in writing. Neither the Michigan Charter or Michigan Bylaws nor the Nevada Charter or Nevada Bylaws limit a Board action by written consent.

Actions by Written Consent of Shareholders. Both the MBCA and NRS provide that, unless the articles of incorporation provide otherwise, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders consent to the action in writing. In addition, the MBCA requires the corporation to give prompt notice of the taking of corporate action without a meeting by less than unanimous written consent to those shareholders who did not consent in writing. There is no equivalent requirement under the NRS.

The NRS also permits a corporation to prohibit stockholder action by written consent in lieu of a meeting of stockholders by including such prohibition in its articles of incorporation or bylaws. Neither the Michigan Charter or Michigan Bylaws nor the Nevada Charter or Nevada Bylaws limit stockholder action by written consent.

Dividends and Distributions. Both the MBCA and NRS provide that no distribution (including dividends on, or redemption or purchases of, shares of capital stock or distributions of indebtedness) may be made if, after giving effect to such distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or, (ii) except as otherwise specifically permitted by the articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a dissolution to satisfy the preferential rights of preferred stockholders. Directors may consider financial statements prepared on the basis of accounting practices that are reasonable in the circumstances, a fair valuation, including but not limited to unrealized appreciation and depreciation, and any other method that is reasonable in the circumstances.

Restrictions on Business Combinations. Both Michigan and Nevada law provide certain protections to shareholders in connection with certain business combinations. These protections can be found in NRS 78.411 to 78.444, inclusive, and Chapter 7A of the MBCA. In general, subject to certain exceptions, Chapter 7A of the MBCA prohibits a Michigan corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder, unless: (i) prior to such date, the board of directors approved the business combination; or (ii) on or subsequent to such date, the business combination is approved by at least 90% of the votes of each class of the corporation's stock entitled to vote and by at least two-thirds of such voting stock not held by the interested shareholder or such shareholder's affiliates. The MBCA defines a "business combination" to include certain mergers, consolidations, dispositions of assets or shares and recapitalizations. An "interested shareholder" is defined by the MBCA to include a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation.

In contrast, the NRS imposes a maximum moratorium of two years versus Michigan's five-year moratorium on business combinations. However, NRS 78.411 to 78.444, inclusive, regulate combinations more stringently. First, an interested stockholder is defined as a beneficial owner of 10% or more of the voting power. Second, the two-year moratorium can be lifted only by advance approval of the combination or the transaction by which such person first becomes an interested stockholder by a corporation's board of directors or unless the combination is approved by the board and 60% of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates, as opposed to Michigan's provision that allows interested stockholder combinations with stockholder approval at the time of such combination. Finally, after the two-year period, a combination remains prohibited unless (i) it is approved by the board of directors, the disinterested stockholders or a majority of the outstanding voting power not beneficially owned by the interested stockholder and its affiliates and associates or (ii) the interested stockholders satisfy certain fair value requirements. But note that these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. The combinations statutes in Nevada apply only to Nevada corporations with 200 or more stockholders of record. As of March 7, 2025, the Company has fewer than 200 shareholders of record.

Companies are entitled to opt out of the business combination provisions of the MBCA and NRS. The Company has not opted out of the business combination provisions of Chapter 7A of the MBCA, nor does the Company plan to opt out of the business combination provisions of NRS 78.411 through 78.444 under the Nevada Charter. Any opt-out of the business combinations provisions of the NRS must be contained in an amendment to the Nevada Charter approved by a majority of the outstanding voting power not then owned by interested stockholders, but the amendment would not be effective until 18 months after the vote of the stockholders to approve the amendment and would not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment.

Acquisition of Controlling Interests. In addition to certain restrictions on business combinations with interested stockholders, Nevada law also protects the corporation and its stockholders from persons acquiring a "controlling interest" in a corporation. The provisions can be found in NRS 78.378 to 78.3793, inclusive. Michigan law does not have similar provisions. Pursuant to NRS 78.379, any person who acquires a controlling interest in a corporation may not exercise voting rights on any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. NRS 78.3785 provides that a "controlling interest" means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares" to which the voting restrictions described above apply. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person's shares, and the corporation must comply with the demand.

NRS 78.378(1) provides that the control share statutes of the NRS do not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. In addition, NRS 78.3788 provides that the controlling interest statutes apply as of a particular date only to a corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the corporation's stock ledger at all times during the 90 days immediately preceding that date, and which does business directly or indirectly in Nevada. NRS 78.378(2) provides that the corporation may elect to impose stricter requirements. Corporations are entitled to opt out of the above controlling interest provisions of the NRS.

The Nevada Charter states that these provisions will not apply to the acquisition of the Company's capital stock by Matthew T. Moroun, his spouse or their children (the "Moroun Family"), any trust for the benefit of one or more members of the Moroun Family, or any corporation, partnership, limited partnership, limited liability company, or other entity controlled by one or more members of the Moroun Family. Additionally, as of March 7, 2025, the Company has fewer than 200 shareholders of record.

Shareholder Vote for Mergers and Other Corporate Reorganizations. Under the MBCA, unless the articles of incorporation specifies a higher percentage, the shareholders of a corporation that is being acquired in a merger or selling substantially all of its assets must authorize such merger or sale of assets by vote of an absolute majority of outstanding shares entitled to vote. The corporation's board of directors must also approve such transaction. Similarly, under the NRS, a merger or sale of all assets requires authorization by shareholders of the corporation being acquired or selling its assets by at least a majority of the voting power of the outstanding shares entitled to vote, as well as approval of such corporation's board of directors.

The MBCA and NRS have substantially similar provisions with respect to approval by shareholders of the acquiring corporation in a merger. The MBCA does not require action by the shareholders of the surviving corporation, unless its articles of incorporation provide otherwise, if (i) the plan does not amend the existing articles of incorporation, (ii) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and relative rights, immediately after the merger, and (iii) either no shares of the common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the number of the acquiring corporation's common shares to be issued or delivered, plus those initially issuable upon conversion or exchange of any other securities to be issued or delivered, will not exceed 100% of the number of its common shares outstanding immediately prior to the acquisition plus the number of its common shares, if any, initially issuable upon conversion or exchange of any other outstanding securities. The NRS does not require a shareholder vote of a constituent corporation in a merger (unless the corporation provides otherwise in its articles of incorporation) if (i) the plan of merger does not amend the existing articles of incorporation, (ii) each share of stock of such constituent corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the effective date of merger and (iii) either no shares of the common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or treasury shares of the common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger. The Michigan Charter does not require a higher percentage to vote to approve certain corporate transactions. The Nevada Charter also does not specify a higher percentage.

Appraisal or Dissenter's Rights. In both jurisdictions, dissenting shareholders of a corporation engaged in certain major corporate transactions are entitled to appraisal rights. Appraisal or dissenter's rights permit a shareholder to receive cash generally equal to the fair value of the shareholder's shares (as determined by agreement of the parties or by a court) in lieu of the consideration such shareholder would otherwise receive in any such transaction.

Under Section 762 of the MBCA, appraisal rights are generally available for the shares of any class or series of stock of a Michigan corporation in a merger, consolidation or conversion. No appraisal rights are available with respect to any such shares of stock, however, if at the record date for the meeting held to approve the transaction, the shares are either (i) listed on a national securities exchange, or (ii) the shareholders receive cash, shares that are listed on a national securities exchange on the effective date of the merger, or any combination of cash and shares. Under the MBCA, no appraisal rights are available to shareholders of the surviving or resulting corporation if the merger did not require their approval. The Michigan Charter and Michigan Bylaws do not provide for appraisal rights in addition to those provided by the MBCA.

Under the NRS, a shareholder is entitled to dissent from, and obtain payment for, the fair value of the shareholder's shares in the event of (i) certain acquisitions of a controlling interest in the corporation, (ii) consummation of a plan of merger, if approval by the shareholders is required for the merger, regardless of whether the shareholder is entitled to vote on the merger or if the domestic corporation is a subsidiary and is merged with its parent, or if the domestic corporation is a constituent entity in a merger pursuant to NRS 92A.133, (iii) consummation of a plan of conversion to which the corporation is a party, (iv) consummation of a plan of exchange in which the corporation is a party, (iv) any corporate action taken pursuant to a vote of the shareholders, if the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares, or (v) any corporate action to which the shareholder would be obligated, as a result of the corporate action, to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the shareholder's outstanding shares, except where the shareholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

Holders of covered securities (generally those that are listed on a national securities exchange), any shares traded in an organized market and held by at least 2,000 shareholders of record with a market value of at least $20,000,000, and any shares issued by an open end management investment company registered under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value are generally not entitled to dissenter's rights. However, this exception is not available if (i) the articles of incorporation of the corporation issuing the shares provide that such exception is not available, (ii) the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provides otherwise or (iii) the holders of the class or series of stock are required by the terms of the corporate action to accept for the shares anything except cash, shares of stock or other securities as described in NRS 92A.390(3) or any combination thereof. The NRS prohibits a dissenting shareholder from voting his or her shares or receiving certain dividends or distributions after his or her dissent. The Nevada Charter and Nevada Bylaws do not provide for dissenter's rights in addition to those provided by the NRS. The mechanics and timing procedures vary somewhat between Michigan and Nevada, but both require technical compliance with specific notice and payment protocols.

Special Meetings of the Shareholders. The MBCA permits special meetings of shareholders to be called by the board of directors or by officers, directors or shareholders as provided in the bylaws. In contrast, the NRS permits special meetings of shareholders to be called by the entire board of directors, any two directors or the President, unless the articles of incorporation or bylaws provide otherwise. Under the Michigan Bylaws, a special meeting of shareholders may be called by the Board of Directors or by the Chief Executive Officer and shall be called by the Chief Executive Officer or Secretary at the written request of the shareholders holding a majority of the Company's outstanding shares entitled to vote. Such written request must contain the purposes or purposes of the proposed meeting. The Nevada Bylaws contain substantially similar provisions.

Special Meetings Pursuant to Petition of Shareholders. The MBCA provides that a shareholder of a corporation may apply to the circuit court of the county in which the corporation's principal place of business or registered office is located if the corporation fails to hold an annual meeting for the election of directors or there is no written consent to elect directors in lieu of an annual meeting for a period of 90 days after the date designated for the special meeting or, if there is no date designated, within 15 months after the last annual meeting. Under the NRS, shareholders having not less than 15% of the voting interest may petition the district court to order a meeting for the election of directors if a corporation fails to call a meeting for that purpose within 18 months after the last meeting at which directors were elected.

Adjournment of Shareholder Meetings. Under the MBCA, a corporation is not required to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board of directors of the corporation fixes a new record date for the adjourned meeting or the meeting date is adjourned to a date more than 60 days later than the date set for the original meeting, in which case a new record date must be fixed and notice given. The NRS contains substantially similar provisions.

Duration of Proxies. Under the MBCA, a proxy executed by a shareholder may not be voted after a period of three years from its date, unless the proxy provides for a longer period. The proxy provisions in the Michigan Bylaws are consistent with the MBCA. Under the NRS, a proxy is effective only for a period of six months, unless it is coupled with an interest or unless otherwise provided in the proxy, which duration may not exceed seven years. The NRS also provides for irrevocable proxies, without limitation on duration, in limited circumstances. The proxy provisions in the Nevada Bylaws are consistent with the NRS.

Quorum and Voting. The MBCA provides that, unless a greater or lesser quorum is provided in the articles of incorporation, the bylaws, or the MBCA, a majority of the shares entitled to vote at a meeting constitutes a quorum at the meeting. If the articles of incorporation are silent as to specific voting requirements: (a) In all matters other than the election of directors, the affirmative vote of the majority of shares present at the meeting and entitled to vote on the subject matter shall be the act of the shareholders; (b) directors shall be elected by a plurality of the votes of the shares present at the meeting and entitled to vote on the election of directors; and (c) where a separate vote by a class or series is required, a majority of the outstanding shares of such class or series shall constitute a quorum entitled to take action with respect to that vote on that matter and, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series present at the meeting shall be the act of such class or series or classes or series. The Michigan Bylaws provide that the holders of shares representing a majority of the Company's stock issued, outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by law, the Michigan Charter or the Michigan Bylaws. If any matter requires shares voting as a class or series, the presence of a majority of the shares of that class or series is a quorum.

The NRS provides that, unless the articles of incorporation or bylaws provide otherwise, a majority of the voting power of the corporation, present in person or by proxy at a meeting of shareholders (regardless of whether the proxy has authority to vote on any matter), constitutes a quorum for the transaction of business. Under the NRS, unless the articles of incorporation or bylaws provide for different proportions, action by the shareholders on a matter other than the election of directors is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Unless provided otherwise in the corporation's articles of incorporation or bylaws, directors are elected at the annual meeting of shareholders by plurality vote. The Nevada Bylaws similarly provide that the holders of a majority of the Company's stock issued, outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by law, the Nevada Charter or the Nevada Bylaws. Consistent with the NRS, the Nevada Bylaws also provide that, except as otherwise provided by law, in the Nevada Charter or the Nevada Bylaws, that action by the shareholders on a matter other than elections of directors is approved if the number of votes case in favor of the action exceeds the number of votes cast in opposition to the action.

Shareholder Inspection Rights. The MBCA grants any shareholder or beneficial owner of shares the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from a corporation's stock ledger, list of shareholders and its other books and records for any proper purpose. A proper purpose is one reasonably related to such person's interest as a shareholder.

Inspection rights under Nevada law are more limited. The NRS grants any person who has been a stockholder of record of a corporation for at least six months immediately preceding the demand, or any person holding, or thereunto authorized in writing by the holders of, at least 5% of all of its outstanding shares, upon at least five days' written demand the right to inspect in person or by agent or attorney, during usual business hours (i) the articles of incorporation and all amendments thereto, (ii) the bylaws and all amendments thereto and (iii) a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are shareholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively. A Nevada corporation may require a stockholder to furnish the corporation with an affidavit that such inspection is for a proper purpose related to his or her interest as a stockholder of the corporation.

In addition, the NRS grants certain stockholders the right to inspect the books of account and records of a corporation for any proper purpose. The right to inspect the books and all financial records of a corporation, to make copies of records and to conduct an audit of such records is granted only to a stockholder who owns at least 15% of the issued and outstanding shares of a Nevada corporation, or who has been authorized in writing by the holders of at least 15% of such shares. However, these requirements do not apply to any corporation that furnishes to its stockholders a detailed annual financial statement or any corporation that has filed during the preceding 12 months all reports required to be filed pursuant to Section 13 or Section 15(d) of the Exchange Act.

Business Opportunities. The corporate opportunity doctrine holds that a corporate officer or director may not generally and unilaterally take a business opportunity for his or her own if: (i) the corporation is financially able to exploit the opportunity; (ii) the opportunity is within the corporation's line of business; (iii) the corporation has an interest or expectancy in the opportunity; and (iv) by taking the opportunity for his or her own, the corporate fiduciary will thereby be placed in a position inimical to his duties to the corporation. The NRS permits a Nevada corporation to renounce, in its articles of incorporation or by action of the board of directors, any interest or expectancy to participate in specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or shareholders. The MBCA does not address a Michigan corporation's authority to similarly renounce corporate opportunities. Neither the Company's Michigan Charter nor the Company's Nevada Charter contain such provisions.

Potential Risks and Disadvantages of the Conversion

The Company will incur certain non-recurring costs in connection with the Conversion, including legal and other transaction costs. A majority of these costs have already been incurred or will be incurred regardless of whether the Conversion is ultimately completed. Many of the expenses that will be incurred are difficult to accurately estimate at the present time, and additional unanticipated costs may be incurred in connection with the Conversion.

Regulatory Matters

The consummation of the Conversion requires the filing of the Articles of Conversion and the Nevada Charter with the office of the Nevada Secretary of State and the Certificate of Conversion with the Corporations Division of the Department of Licensing and Regulatory Affairs of the State of Michigan. No other regulatory or governmental approvals or consents will be required in connection with the Conversion.

No Appraisal Rights

Under the MBCA, holders of our common stock are not entitled to appraisal rights with respect to the Conversion described in this Proposal.

No Exchange of Stock Certificates Required

Shareholders will not have to exchange their existing stock certificates for new stock certificates.

No Material Accounting Implications

Effecting the Conversion will not have any material accounting implications.

Certain Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax consequences of the Conversion to holders of the shares of the common stock of the Michigan Corporation (the "Michigan Common Stock"), each of which shares shall be converted into one outstanding share of common stock of the Nevada Corporation (the "Nevada Common Stock") in connection with the Conversion.

This discussion is based on the Code, applicable Treasury regulations promulgated or proposed thereunder (collectively, the "Treasury Regulations"), judicial authority, and administrative rulings and practice, all as in effect as of the date of this proxy statement, and all of which are subject to change at any time, possibly with retroactive effect. This discussion is limited to holders of the Michigan Common Stock that are U.S. holders (as defined below) who hold their shares of Michigan Common Stock as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not discuss all tax considerations that may be relevant to holders of the Michigan Common Stock in light of their particular circumstances (including the Medicare tax imposed on net investment income and the alternative minimum tax), nor does it address any tax consequences to holders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein), holders that acquired their shares of common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, holders that have a functional currency other than the U.S. dollar, and holders that hold their shares of common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes. This discussion does not address any U.S. federal estate, gift, or other non-income tax consequences or any state, local, or foreign tax consequences.

For purposes of this section, a U.S. holder is a beneficial owner of the Michigan Common Stock that is, for U.S. federal income tax purposes, (i) an individual that is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as partnership for U.S. federal income tax purposes) holds shares of the Michigan Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding shares of the Michigan Common Stock should consult his, her or its tax advisor regarding the tax consequences of the Conversion.

Treatment of the Conversion. Subject to the caveats and qualifications noted above, we intend the Conversion, under U.S. federal income tax law, to qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1)(F) of the Code. Assuming the Conversion qualifies as a "reorganization" within the meaning of Section 368(a)(1)(F) of the Code, then, for U.S. federal income tax purposes:

- no gain or loss will be recognized by, and no amount will be included in the income of, a holder of the Michigan Common Stock upon the conversion of such Michigan Common Stock into the Nevada Common Stock in connection with the Conversion;

- the aggregate tax basis of the shares of the Nevada Common Stock received by a holder of shares of the Michigan Common Stock in connection with the Conversion will equal the aggregate tax basis of the shares of the Michigan Common Stock converted into such shares of the Nevada Common Stock; and

- the holding period of the shares of the Nevada Common Stock received by a holder of the Michigan Common Stock in connection with the Conversion will include the holding period of the common stock converted into such shares of the Nevada Common Stock.

Shareholders that have acquired different blocks of the Michigan Common Stock at different times or at different prices, and whose blocks of such common stock are converted into shares of Nevada Common Stock in connection with the Conversion, should consult their tax advisors regarding the allocation of their aggregate tax basis among, and the holding period of, such shares of the Nevada Common Stock.

THE DISCUSSION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE. MOREOVER, THIS DISCUSSION DOES NOT ADDRESS ANY NON-INCOME, STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OF THE CONVERSION. ALL HOLDERS OF THE COMPANY COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE CONVERSION TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, NON-U.S. AND OTHER TAX LAWS.

Information Reporting. A U.S. holder of the Michigan Common Stock that owns at least 5% of the outstanding stock of the Company (by vote or value) immediately before the Conversion will generally be required to attach to such holder's U.S. federal income tax return for the year in which the Conversion occurs a statement setting forth certain information relating to the Conversion, including the aggregate fair market value and tax basis of the stock of such holder converted in connection with the Conversion. Holders of the Michigan Common Stock should consult their tax advisors to determine whether they are required to provide the foregoing statement.

Required Vote

This proposal requires the affirmative vote of a majority of the outstanding shares of our common stock, assuming a quorum is present at the Annual Meeting. With respect to approval of the Conversion and the adoption of the Conversion Resolution, you may vote "FOR," "AGAINST" or "ABSTAIN." Abstentions will only be counted for purposes of determining whether there is a quorum and will have the same effect as votes against the proposal. Brokers do not have discretion to vote on the proposal to approve the Conversion, and broker non-votes will have the same effect as votes against the proposal.

We urge you to read in their entirety the text of the Conversion Resolution, the Plan of Conversion, the Nevada Articles and the Nevada Bylaws, which are attached to this proxy statement as Appendices A through D and are incorporated by reference into this proposal. We believe the Conversion is in the Company's and our shareholder's best interests for the reasons stated in this proposal. Accordingly, we ask our shareholders to vote "FOR" the Conversion and the adoption of the Conversion Resolution set forth in Appendix A to this proxy statement.

Our Board of Directors Recommends that Shareholders Vote

FOR

the Approval of the Conversion to a Nevada Corporation

and Adoption of the Conversion Resolution

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PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF

INDEPENDENT REGISTERED ACCOUNTING FIRM

The firm of Grant Thornton LLP has been selected by our Audit Committee to serve as our independent registered public accounting firm for the year ending December 31, 2025.

Although the submission of this matter for approval by the shareholders is not legally required, the Board believes that such a submission follows sound business practice and is in the best interests of the shareholders.

If holders of a majority of the shares present in person or by proxy at the annual meeting do not ratify the appointment, we will consider the selection of another accounting firm. If we are required to make such a selection, it may not become effective until 2026 because of the difficulty and expense of making such a substitution.

A representative of Grant Thornton is expected to attend the annual meeting and will be available to respond to appropriate questions. That representative will have the opportunity to make a statement if he or she desires.

Our Board of Directors Unanimously Recommends a Vote

FOR

the Ratification of the Appointment of Grant Thornton LLP as

the Company's Independent Registered Accounting Firm for the 2025 Calendar Year.

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<center>**OTHER MATTERS**</center>

We do not know of any matters to be brought before the meeting other than those described in this proxy statement. If any other matter properly comes before the meeting, the people designated as proxies will vote on each such matter in accordance with their best judgment.

<center>**ADDITIONAL INFORMATION**</center>

Availability of Annual Report to Shareholders and Form 10-K

Additional information concerning us, including our financial statements, is provided in our 2024 Annual Report to Shareholders that accompanies this proxy statement. Our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC, is available to shareholders who make a written request for it to our secretary, Steven Fitzpatrick, at our principal executive office, 12755 E. Nine Mile Road, Warren, Michigan 48089. Copies of exhibits filed with that report or referenced in it will be furnished to shareholders of record upon request and payment of our expenses in furnishing such documents. The Annual Report is also available on our website at www.universallogistics.com under the captions of Investor Relations and Corporate Governance.

Shareholder Proposals for 2026 Annual Meeting

If you wish to submit a proposal to be considered at the 2026 annual meeting, you must comply with the following procedures. Any communication to be made to our secretary as described below should be sent to Secretary, Universal Logistics Holdings, Inc., 12755 E. Nine Mile Road, Warren, Michigan 48089.

Proxy Statement Proposal

If you intend to present a proposal for inclusion in our proxy statement for the 2026 annual meeting, you must give written notice to our secretary on or before December 1, 2025. The proposal must comply with SEC regulations under Rule 14a-8.

Matters for Annual Meeting Agenda

If you intend to bring a matter before next year's meeting, other than by submitting a proposal for inclusion in our proxy statement, our secretary must receive your notice no earlier than December 1, 2025 and no later than December 31, 2025. You must include a full description of each item, identify the name and address of the person proposing the item and, if different, provide the name and address of the shareholder on whose behalf the business is to be brought. You must also disclose the number of shares such person held of record, held beneficially, and that are represented by proxy as of the record date for the meeting and as of the date of the notice. If any item of business involves a nomination for director, you must provide all information regarding each nominee that would be required in a definitive proxy statement filed with the SEC pursuant to Section 14 of the Exchange Act, as well as the written consent of each such nominee to serve if elected. If so requested by us, you must also submit all other information required to be filed with the SEC if, with respect to the business proposed to be brought before the meeting, the person proposing such business was a participant in a solicitation subject to Section 14 of the Exchange Act.


By order of the board of directors,

/s/ Steven Fitzpatrick

STEVEN FITZPATRICK
Vice President – Finance and Investor Relations, Secretary


March 31, 2025

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APPENDIX A

CONVERSION RESOLUTION

WHEREAS, the board of directors (the "Board") of Universal Logistics Holdings, Inc., a Michigan corporation (the "Corporation"), has considered and discussed with management and the Board's advisors the merits and risks of approving the conversion of the Corporation to a corporation organized under the laws of the State of Nevada pursuant to and in accordance with Section 92A.195 of the Nevada Revised Statutes (the "NRS") and Section 745 of the Michigan Business Corporation Act (the "MBCA"), and the proposed Plan of Conversion attached hereto and incorporated by reference herein as Exhibit A (the "Plan of Conversion");

WHEREAS, the Plan of Conversion provides, among other things, that the Corporation will convert from a Michigan corporation to a Nevada corporation that will thereafter operate under its existing corporate name (the Corporation from and after the Effective Time (as defined below), the "Converted Corporation"), pursuant to and in accordance with Section 92A.195 of the NRS and Section 745 of the MBCA and the terms and conditions of the Plan of Conversion (the "Conversion");

WHEREAS, the Plan of Conversion provides, among other things, that, if the Plan of Conversion has not been terminated in accordance with its terms, the Corporation shall file a certificate of conversion (the "MI Certificate of Conversion") with the Corporations Division of the Department of Licensing and Regulatory Affairs of the State of Michigan and articles of conversion with the Secretary of State of the State of Nevada (the "NV Articles of Conversion");

WHEREAS, the Conversion shall become effective upon the filing of the MI Certificate of Conversion and the NV Articles of Conversion, or at such later date and time as specified in the MI Certificate of Conversion and the NV Articles of Conversion (the "Effective Time");

WHEREAS, the Plan of Conversion provides that at the Effective Time, by virtue of the Conversion and without any further action on the part of any holder thereof, the Corporation or any other person:

(i)   each share of Common Stock, no par value per share, of the Corporation issued and outstanding immediately prior to the Effective Time will be automatically converted into one (1) share of Common Stock, no par value per share, of the Converted Corporation; and

(ii)   each share of Preferred Stock, no par value per share, of the Corporation issued and outstanding immediately prior to the Effective Time will be automatically converted into one (1) share of Preferred Stock, no par value per share, of the Converted Corporation;

WHEREAS, as part of the Conversion, the Board desires to approve the Nevada Articles of Incorporation (attached as Exhibit B) and the Nevada Bylaws (attached as Exhibit C), which together shall govern the Corporation pursuant to NRS 78.010 *et seq.* following the Conversion; and

WHEREAS, after discussions and review by the Board of the principal terms and conditions of the proposed transactions set forth in the Plan of Conversion and the documents relating thereto and taking into consideration a number of factors, the Board has determined that the Plan of Conversion, and the transactions contemplated thereby, including the Conversion (collectively, the "Transactions"), are advisable and fair to, and in the best interests of, the Corporation and its shareholders, and the Board desires to (i) approve the Conversion and approve and adopt the Plan of Conversion, (ii) direct that these resolutions of the Board approving the Conversion and the Plan of Conversion be submitted to the shareholders of the Corporation for their approval and adoption, and (iii) recommend that the shareholders of the Corporation approve the adoption of these resolutions of the Board.

NOW, THEREFORE, IT IS HEREBY:

RESOLVED, that the Board hereby (i) approves and declares advisable the Conversion and approves, adopts, and declares advisable the Plan of Conversion, including the Nevada Articles of Incorporation and the Nevada Bylaws, (ii) authorizes and directs the officers of the Corporation to cause these resolutions of the Board approving the Conversion and the Plan of Conversion to be submitted to the shareholders of the Corporation for their approval and adoption at the next annual meeting of shareholders of the Corporation or at a special meeting of the shareholders of the Corporation called for such purpose, and (iii) recommends that the shareholders of the Corporation approve the adoption of these resolutions of the Board; and

FURTHER RESOLVED, that the form, terms, provisions, and conditions of the Plan of Conversion, be, and the same hereby are, in all respects approved, and the Transactions and all other actions or matters necessary or appropriate to give effect to the foregoing be, and the same hereby are, in all respects approved; and

FURTHER RESOLVED, that the officers of the Corporation be, and the same hereby are, and each of them acting singly hereby is, authorized and directed to prepare, or cause to be prepared, and to execute and deliver such other documents and instruments, and to take such other actions, as such officer(s) may deem necessary, advisable or appropriate to consummate, give effect to or further the Plan of Conversion and the Transactions; and

FURTHER RESOLVED, that, to the extent applicable to the Corporation or to the Transactions, the effectuation by the Corporation of the Plan of Conversion and the Transactions be, and the same hereby are, approved for all purposes under NRS 78.411 through 78.444, inclusive; and

FURTHER RESOLVED, that the Corporation shall continue its corporate existence as a Michigan corporation prior to the Conversion, and upon and after the Conversion, the Corporation shall continue its corporate existence uninterrupted as the Converted Corporation incorporated in Nevada; and

FURTHER RESOLVED, that notwithstanding the foregoing resolutions and notwithstanding the receipt of the requisite shareholder approval of the adoption of these resolutions of the Board and the approval of the Plan of Conversion, including the Conversion, the Board may abandon the Plan of Conversion and the Transactions without further action by the shareholders of the Corporation, at any time prior to the Effective Time.

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PLAN OF CONVERSION

OF

UNIVERSAL LOGISTICS HOLDINGS, INC.,

A MICHIGAN CORPORATION,

TO

UNIVERSAL LOGISTICS HOLDINGS, INC.,

A NEVADA CORPORATION

This Plan of Conversion (this "Plan") sets forth certain terms of the conversion of Universal Logistics Holdings, Inc., a Michigan corporation (the "Michigan Corporation"), to Universal Logistics Holdings, Inc., a Nevada corporation (the "Nevada Corporation"), pursuant to the Michigan Business Corporation Act (as amended, the "MBCA") and Chapters 78 and 92A of the Nevada Revised Statutes (as amended, the "NRS").

RECITALS:

A. The Michigan Corporation was incorporated on December 11, 2001.

B. Upon the terms and subject to the conditions set forth in this Plan, and in accordance with Section 745 of the MBCA and Section 92A.195 of the NRS, the Michigan Corporation will be converted to a Nevada Corporation.

C. The Board of Directors of the Michigan Corporation (the "Board") has (i) determined that the Conversion (as defined below) is advisable and in the best interests of the Michigan Corporation and its shareholders and recommended the approval of the Conversion by the shareholders of the Michigan Corporation and (ii) approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Articles of Incorporation and the Bylaws of the Nevada Corporation, the Michigan Certificate of Conversion and the Nevada Articles of Conversion (as each is defined below).

D. The shareholders of the Michigan Corporation have approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Articles of Incorporation and the Bylaws of the Nevada Corporation, the Michigan Certificate of Conversion and the Nevada Articles of Conversion.

E. In connection with the Conversion, at the Effective Time (as hereinafter defined), each share of Common Stock, no par value per share (the "Michigan Common Stock"), and each share of Preferred Stock, no par value per share (the "Michigan Preferred Stock"), if any, of the Michigan Corporation issued and outstanding immediately prior to the Effective Time shall be converted into one share of Common Stock, no par value per share (the "Nevada Common Stock"), and one share of Preferred Stock, no par value per share (the "Nevada Preferred Stock"), respectively, of the Nevada Corporation.

F. The mode of carrying out the Conversion into effect shall be as described in this Plan.

ARTICLE I
THE CONVERSION

1.1 Conversion. At the Effective Time (as hereinafter defined), the following shall occur (collectively, the "Conversion"), the Michigan Corporation will be converted to the Nevada Corporation, in accordance with Section 745 of the MBCA and Section 92A.195 of the NRS, and shall be governed by the Nevada Governing Documents (as defined below), whereupon the Michigan Corporation will continue its existence in the organizational form of the Nevada Corporation, which will be subject to the laws of the State of Nevada.

1.2 Certificate of Conversion. The Michigan Corporation shall file a certificate of conversion in the form attached hereto as Exhibit A (the "Michigan Certificate of Conversion") with the Corporations Division of the Department of Licensing and Regulatory Affairs of the State of Michigan (the "Michigan Filing Office") and shall file articles of conversion in the form attached hereto as Exhibit B (the "Nevada Articles of Conversion") and articles of incorporation in the form attached hereto as Exhibit C (the "Nevada Articles of Incorporation") with the Nevada Secretary of State, and the Michigan Corporation or the Nevada Corporation, as applicable, shall make all other filings or recordings required by the MBCA or the NRS in connection with the Conversion.

1.3   Approval. The Board and the shareholders of the Michigan Corporation have approved and adopted this Plan, and the other documents and transactions contemplated by this Plan, including the Articles of Incorporation and Bylaws of the Nevada Corporation, the Michigan Certificate of Conversion and the Nevada Articles of Conversion.

1.4   Effective Time. The Conversion will become effective upon the filing of the Michigan Certificate of Conversion with the Michigan Filing Office and the Nevada Articles of Conversion and Nevada Articles of Incorporation filed with the Nevada Secretary of State or at a such later time as specified in the Michigan Certificate of Conversion and the Nevada Articles of Conversion (the "Effective Time").


ARTICLE II
ORGANIZATION


2.1   Nevada Governing Documents. At the Effective Time, the Nevada Articles of Incorporation and the Bylaws of the Nevada Corporation in the form attached hereto as Exhibit D (together with the Nevada Articles of Incorporation, the "Nevada Governing Documents"), shall govern the Nevada Corporation until amended and/or restated in accordance with the Nevada Governing Documents and applicable law.

2.2   Directors and Officers. From and after the Effective Time, by virtue of the Conversion and without any further action on the part of the Michigan Corporation or its shareholders, the members of the Board and the officers of the Michigan Corporation holding their respective offices in the Michigan Corporation existing immediately prior to the Effective Time shall continue in their respective offices as members of the Board and officers of the Nevada Corporation.


ARTICLE III
EFFECT OF THE CONVERSION


3.1   Effect of Conversion. At the Effective Time, the effect of the Conversion will be as provided by this Plan and by the applicable provisions of the MBCA and the NRS. Without limitation of the foregoing, for all purposes of the laws of the States of Michigan and Nevada, all of the rights, privileges, and powers of the Michigan Corporation, and all property, real, personal, and mixed, and all debts due to the Michigan Corporation, as well as all other things and causes of action belonging to the Michigan Corporation, shall remain vested in the Nevada Corporation and shall be the property of the Nevada Corporation, and all debts, liabilities, and duties of the Michigan Corporation shall remain attached to the Nevada Corporation, and may be enforced against the Nevada Corporation to the same extent as if such debts, liabilities, and duties had originally been incurred or contracted by the Nevada Corporation.

3.2   Conversion of Shares. At the Effective Time, by virtue of the Conversion and without any further action by the Michigan Corporation or the shareholders, (i) each share of Michigan Common Stock issued and outstanding immediately before the Effective Time shall be converted into one share of Nevada Common Stock, and all options, warrants or other entitlement to receive a share of Michigan Common Stock shall automatically be converted into an option, warrant or other entitlement to receive a share of Nevada Common Stock and (ii) each share of Michigan Preferred Stock issued and outstanding immediately before the Effective Time shall be converted into one share of Nevada Preferred Stock, and all options, warrants or other entitlement to receive a share of Michigan Preferred Stock shall automatically be converted into an option, warrant or other entitlement to receive a share of Nevada Preferred Stock.

3.3   Effect on Stock Certificates. All of the outstanding certificates representing shares of Michigan Common Stock immediately prior to the Effective Time shall be deemed for all purposes to continue to evidence ownership of and to represent the same number of shares of Nevada Common Stock.

3.4   Effect on Employee Benefit, Equity Incentive or Other Similar Plans. Upon the Effective Time, by virtue of the Conversion and without any further action on the part of the Michigan Corporation or its shareholders, each employee benefit plan, equity incentive plan or other similar plan to which the Michigan Corporation is a party shall continue to be a plan of the Nevada Corporation. To the extent that any such plan provides for the issuance of Michigan Common Stock, upon the Effective Time, such plan shall be deemed to provide for the issuance of Nevada Common Stock.

ARTICLE IV
MISCELLANEOUS

4.1   Abandonment or Amendment. At any time prior to the filing of the Certificate of Conversion with the Michigan Filing Office, the Michigan Corporation, by action of the Board of Directors, may abandon the proposed Conversion and terminate this Plan to the extent permitted by law or may amend this Plan if, in the opinion of the Board of Directors of the Michigan Corporation, such action would be in the best interests of the Michigan Corporation and its shareholders. In the event of termination of this Plan, this Plan shall become void and of no further force or effect.

4.2   Captions. The captions in this Plan are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Plan.

4.3   Tax Reporting. The Conversion is intended to be a "reorganization" for purposes of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and this Plan of Conversion is hereby adopted as a "plan of reorganization" for purposes of the Section 368(a)(1)(F) of the Code.

4.4   Governing Law. This Plan shall be governed by, and construed and interpreted in accordance with, the laws of the State of Michigan.

4.5   Severability. Whenever possible, each provision of this Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Plan is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Plan.

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ARTICLES OF INCORPORATION

OF

UNIVERSAL LOGISTICS HOLDINGS, INC.

**ARTICLE I
NAME**


The name of the corporation is Universal Logistics Holdings, Inc. (the "Corporation").


**ARTICLE II
REGISTERED AGENT**


The name and street address of the Corporation's initial registered agent is Corporate Creations Network, Inc., 8275 South Eastern Avenue, No. 200, Las Vegas, NV 89123.


**ARTICLE III
PURPOSE**


The purpose of the Corporation is to engage in, promote, conduct and carry on any lawful acts or activities for which corporations may be organized under Chapter 78 of the Nevada Revised Statutes, as the same exists or may be hereafter amended (the "NRS" or the "Nevada General Corporation Law").


**ARTICLE IV
CAPITAL STOCK**


Section 4.1. Authorized Shares. The Corporation shall have authority to issue 105,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, having no par value per share ("Common Stock"), and 5,000,000 shares of preferred stock, having no par value per share ("Preferred Stock").

Section 4.2. Preferred Stock. The Board of Directors of the Corporation (the "Board of Directors") is expressly authorized, subject to any limitations prescribed by law, to issue shares of Preferred Stock from time to time, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof, including without limitation:

(a) the distinctive designation of, and the number of shares comprising, such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) from time to time by like action of the Board of Directors;

(b) the dividend rate or amount for such series, if any, the conditions and dates upon which dividends shall be payable, the relation which such dividends therein shall bear to the dividends payable on any other class or classes or any other series of any class or classes of stock, and whether such dividends shall be cumulative or non-cumulative;

(c) whether or not the shares of such series shall be subject to redemption by the Corporation and the times, prices and other terms and conditions of such redemption;

(d) whether or not the shares of such series shall be subject to the operation of a sinking fund or purchase fund to be applied to the redemption or purchase of such shares and, if such a fund be established, the amount thereof and the terms and provisions relative to the application thereof;

(e) whether or not the shares of such series shall have voting rights, and, if they are to have voting rights, the extent thereof;

(f) the rights of the shares of such series in the event of any liquidation, dissolution, or winding up of the Corporation or upon any distribution of its assets; and

(g) any other powers, preferences, and relative participating, optional, or other special rights of the shares of such series, and the qualifications, limitations, or restrictions thereof, to the full extent now or hereafter permitted by law and not inconsistent with the provisions hereof.

ARTICLE V
DIRECTORS

Section 5.1. Authority.

(a) Except as may be otherwise provided by any legal agreement among stockholders, the property and business of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authority expressly conferred upon directors by statute or by these Articles of Incorporation or the Bylaws of the Corporation (the "Bylaws"), the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, or by any legal agreement among stockholders, or by these Articles of Incorporation or by the Bylaws directed or required to be exercised or done by the stockholders.

(b) The Board of Directors may create from among its membership one or more committees which shall have and may exercise such general or limited authority in the management of the business and affairs of the Corporation as may be determined by the Board of Directors from time to time in its discretion in accordance with these Articles of Incorporation and the Bylaws. The audit committee or any similar committee of the Board of Directors (the "Audit Committee"), if such committee has been created, shall have full and exclusive authority to review, investigate, and make decisions regarding any derivative litigation demand made upon the Corporation and all related matters, in addition to any other authority delegated to such committee. In the absence of an Audit Committee composed solely of independent directors of the Corporation, such authority shall be vested in a committee consisting of all of the independent directors of the Corporation. For purposes of this Section 5.1(b), independence shall be determined according to applicable listing rules of any securities exchange or automated quotation system upon which any class of the Corporation's common stock is then registered for trading.

Section 5.2. Number of Directors. The number of directors of the Corporation ("Directors") shall be determined from time to time in accordance with the Bylaws.

Section 5.3. Removal. Any director may be removed at any time, with or without cause, by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding shares of the stock of the Corporation entitled to elect Directors, either at the annual meeting or at a special meeting called for that purpose. No amendment to these Articles of Incorporation shall amend, alter, change or repeal this Section 5.2, unless such amendment, in addition to receiving any stockholder vote or consent required by the laws of the State of Nevada in effect at the time, shall receive the affirmative vote or consent of the holders of seventy-five percent (75%) of the outstanding shares of stock of the Corporation entitled to elect Directors.

ARTICLE VI
LIMITATION OF LIABILITY; INDEMNIFICATION

Section 6.1. Limitation of Liability. The liability of Directors and officers of the Corporation ("Officers") shall be limited to the fullest extent permitted by law. If the NRS or any other law of the State of Nevada is hereafter amended to authorize corporate action further eliminating or limiting the liability of directors and officers, then the liability of a Director or Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS or such other law of the State of Nevada as so amended, automatically and without further action, upon the date of such amendment.

Section 6.2. Indemnification. The Corporation, to the fullest extent permitted under by law (including, without limitation, NRS 78.7502, NRS 78.751 and NRS 78.752), shall indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a Director, Officer, employee or agent of the Corporation or any predecessor of the Corporation.

Section 6.3. Amendments. No repeal, amendment, or modification of this Article VI, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article VI, shall directly or indirectly eliminate or reduce the effect of this Article VI with respect to any act or omission of a Director or Officer of the Corporation occurring prior to such repeal, amendment, modification, or adoption of an inconsistent provision.

Section 6.4. Indemnification Agreements. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person that provide for indemnification greater or different than that provided in this Article VI.

ARTICLE VII
DURATION

The Corporation is to have perpetual existence.

ARTICLE VIII
BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE IX
STOCKHOLDER ACTION; BOOKS AND RECORDS

Section 9.1. Election of Directors. Election of the Directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Section 9.2. Stockholder Meetings. Meetings of stockholders may be held within or without the State of Nevada, as the Bylaws may provide.

Section 9.3. Books and Records. The books of the Corporation may be kept (subject to any provision contained in the Nevada General Corporation Law) outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

ARTICLE X
AMENDMENTS

The Corporation reserves the right to alter, amend, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred herein upon stockholders are subject to this reservation.

ARTICLE XI
ACQUISITION PROPOSALS

Section 11.1. Evaluation of Acquisition Proposals. The Board of Directors of the Corporation, when evaluating any offer from another individual, firm, corporation, or other entity ("Person") (a) to make a tender or exchange offer for any equity security of the Corporation, (b) to merge or consolidate the Corporation with such other person, or (c) to purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation ("Acquisition Proposal"), shall, in connection with the exercise of its business judgment in determining what is in the best interest of the Corporation and its stockholders, give due consideration to all relevant factors, including without limitation, the consideration being offered in the Acquisition Proposal in relation to the then current market price of the Corporation' stock, but also in relation to the then current value of the Corporation in a freely negotiated transaction and in relation to the Board of Directors' then estimate of the future value of the Corporation as an independent entity, the social and economic effects on the employees, customers, suppliers, and other constituents of the Corporation and on the communities in which the Corporation and its subsidiaries operate or are located and the desirability of maintaining independence from any other business or business entity.

Section 11.2. Amendments. No amendment to these Articles of Incorporation shall amend, alter, change or repeal any of the provisions of this Article XI, unless such amendment, in addition to receiving any stockholder vote or consent required by the laws of the State of Nevada in effect at the time, shall receive the affirmative vote or consent of the holders of seventy-five percent (75%) of the outstanding shares of stock of the Corporation entitled to elect Directors.

ARTICLE XII
INAPPLICABILITY OF CONTROLLING INTEREST STATUTES

Notwithstanding any other provision in these Articles of Incorporation to the contrary, and in accordance with the provisions of NRS 78.378, the provisions of NRS 78.378 to 78.3793, inclusive, or any successor statutes, relating to acquisitions of controlling interests in the Corporation shall not apply to any acquisition of shares of the Corporation's capital stock beneficially owned by Matthew T. Moroun, his spouse or their children (the "Moroun Family"), any trust for the benefit of one or more members the Moroun Family, or any corporation, partnership, limited partnership, limited liability company, or other entity controlled by one or more members of the Moroun Family.

ARTICLE XIII
EXCLUSIVE FORUM

To the fullest extent permitted by law, and unless the Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court sitting in Clark County in the State of Nevada (or, if the Eighth Judicial District Court of the State of Nevada lacks jurisdiction, the federal district court for the District of Nevada or other state courts of the State of Nevada) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation's stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (c) any action asserting a claim against the Corporation or any current or former director, officer, employee or stockholder of the Corporation arising pursuant to any provision of NRS Chapters 78 or 92A, these Articles of Incorporation or the Corporation's Bylaws, in each case, as amended or restated from time to time, or (d) any action asserting a claim against the Corporation or any current or former director, officer, employee or stockholder of the Corporation governed by the internal affairs doctrine, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. If any action the subject matter of which is within the scope of this Article XIII is filed in a court other than a court located within the State of Nevada (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Nevada in connection with any action brought in any such court to enforce this Article XIII (an "Enforcement Action"); and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIII.

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BYLAWS
OF
UNIVERSAL LOGISTICS HOLDINGS, INC.

ARTICLE I.
STOCKHOLDERS MEETINGS

SECTION 1.1.   PLACE OF MEETING. The board of directors (the "Board of Directors") of Universal Logistics Holdings, Inc. (the "Corporation") may designate any place within or without the State of Nevada as the place of meeting for any annual or for any special meeting called by the Board of Directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place within or without the State of Nevada as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the Corporation in the State of Michigan.

If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication: (i) participate in a meeting of stockholders, and (ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication; provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (B) the Corporation shall implement reasonable measures to provide such stockholder and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

SECTION 1.2.   ANNUAL MEETING. The annual meeting of the stockholders of the Corporation shall be held on such date, at such time and at such place within or without the State of Nevada as may be designated by the Board of Directors, or by means of remote communication, for the purpose of electing directors of the Corporation ("Directors") and for the transaction of such other business as may be properly brought before the meeting.

SECTION 1.3.   SPECIAL MEETINGS. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or the Articles of Incorporation, may be called by the President, the Chief Executive Officer, or the Chairman of the Board of Directors, if any. The President or Secretary shall call a special meeting when: (1) requested in writing by any two or more of the Directors; or (2) requested in writing by stockholders owning at least seventy-five percent (75%) of the shares entitled to vote. Such written request shall state the purpose or purposes of the proposed meeting. No business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting unless all of the stockholders are present in person or by proxy, in which case any and all business may be transacted at the meeting even though the business is transacted without notice. The provisions of this Section shall be amended, altered, changed or repealed only with the affirmative vote or consent of the holders of at least seventy-five percent (75%) of the outstanding shares of the stock of the Corporation entitled to elect Directors, in addition to any approval of the Board of Directors or any stockholder vote or consent required by law or any provision of the Articles of Incorporation or otherwise.

SECTION 1.4.   NOTICE. Except as otherwise required by statute or the Articles of Incorporation, written notice of each meeting of the stockholders, whether annual or special, shall be served, either personally or by electronic transmission in accordance with applicable law or mail, upon each stockholder of record entitled to vote at such meeting, not less than ten (10) nor more than sixty (60) days before the meeting. Such notice shall state the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxies may be deemed present in person and vote at the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. If mailed, such notice shall be directed to a stockholder at his or her post office address last shown on the records of the Corporation or at such other address at which such stockholder shall have requested in writing and filed with the Secretary to receive notices from the Corporation. Notice of any meeting of stockholders shall not be required to be given to any stockholder who, in person or by his or her attorney thereunto authorized, either before or after such meeting, shall waive such notice. Attendance of a stockholder at a meeting, either in person or by proxy, shall itself constitute waiver of notice and waiver of any and all objections to the place and time of the meeting and manner in which it has been called or convened, except when a stockholder attends a meeting solely for the purpose of stating, at the beginning of the meeting, any such objections to the transaction of business. Notice of any adjourned meeting stating the place, if any, date and time of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxies may be deemed present in person and vote at the adjourned meeting, need not be given otherwise than by the announcement of such information at the meeting at which adjournment is taken, unless a new record date is fixed for the adjourned meeting.

SECTION 1.5.   CONDUCT OF MEETINGS. The Board of Directors may adopt rules and regulations for the conduct of any meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with any such rules and regulations adopted by the Board of Directors, the chair of any meeting of the stockholders shall have the right and authority to prescribe rules and regulations and do all acts, as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement; (e) limitations on the time allotted to questions or comments by participants; and (f) the determination of when the polls shall open and close for any given matter to be voted on at the meeting.

SECTION 1.6.   QUORUM; ADJOURNMENTS. The holders of a majority of the stock issued, outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders and shall be requisite for the transaction of business, except as otherwise provided by law, by the Articles of Incorporation, or by these Bylaws. If, however, such majority shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of voting stock shall be present. At such adjourned meeting at which a quorum shall be present in person or by proxy, any business may be transacted that might have been transacted at the meeting originally called.

SECTION 1.7.   PROXIES. At every meeting of the stockholders, any stockholder having the right to vote may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by electronic transmission permitted by law to be filed in accordance with the procedure established for the meeting. No such proxy shall be voted or acted upon after six (6) months from its date, unless coupled with an interest or unless the proxy provides for a longer period, which may not exceed seven (7) years from the date of its execution. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

SECTION 1.8.   VOTING. Each stockholder shall have one vote for each share of stock having voting power, registered in his or her name on the books of the Corporation. If a quorum is present, action by the stockholders on a matter other than the election of directors is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except as otherwise provided by law, by the Articles of Incorporation or by these Bylaws.

SECTION 1.9.   FIXING OF RECORD DATE. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of dividends, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not less than ten (10) nor more than sixty (60) days prior to the date on which the particular action, requiring such determination of stockholders, is to be taken. If the Board of Directors has not fixed a record date for determining the stockholders entitled to notice of and to vote at a meeting of stockholders, the record date shall be at the close of business on the day next preceding the day on which the notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. If the Board of Directors has not fixed a record date for determining the stockholders entitled to receive payment of dividends, the record date shall be at the close of business on the day on which the resolution of the Board of Directors declaring such dividend is adopted. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

SECTION 1.10.   INFORMAL ACTIONS BY STOCKHOLDERS. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required to be taken at a meeting of the stockholders, or any other action which may be taken at a meeting of the stockholders, may be taken without a meeting if written consent, setting forth the action so taken, shall be signed by the stockholders holding at least a majority of the voting power of the shares of stock entitled to vote on such action (except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required) and such consent is filed with the minutes of the proceedings of the stockholders.

SECTION 1.11.   ADVANCE NOTICE OF STOCKHOLDER NOMINATIONS AND PROPOSALS.

(a)   Annual Stockholders Meetings. At a meeting of the stockholders, only such nominations of persons for the election of Directors and such other business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be:

(i)   specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any committee thereof;

(ii)   otherwise properly brought before the meeting by or at the direction of the Board of Directors or any committee thereof; or

(iii)   otherwise properly brought before an annual meeting by a stockholder who is a stockholder of record of the Corporation at the time such notice of meeting is delivered, who is entitled to vote at the meeting, and who complies with applicable law and the terms and procedures set forth in this Section 1.11.

In addition, any proposal of business (other than the nomination of persons for election to the Board of Directors) must be a proper matter for stockholder action. For business (including, but not limited to, Director nominations) to be properly brought before an annual meeting by a stockholder pursuant to Section 1.11(a)(iii), the stockholder or stockholders of record intending to propose the business (the "Proposing Stockholder") must have given timely notice thereof pursuant to this Section 1.11(a), in writing to the Secretary even if such matter is already the subject of any notice to the stockholders or Public Disclosure from the Board of Directors. To be timely, a Proposing Stockholder's notice for an annual meeting must be delivered to the Secretary at the principal executive offices of the Corporation: (x) not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year's annual meeting if such meeting is to be held on a day which is not more than 30 days before and not later than 60 days after the anniversary of the previous year's annual meeting; and (y) with respect to any other annual meeting of stockholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the tenth (10th) day following the first date of Public Disclosure of the date of such meeting. In no event shall the Public Disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period). For the purposes of this Section 1.11, "Public Disclosure" shall mean a disclosure made in a press release reported by a national news service or in a document filed by the Corporation with the Securities and Exchange Commission ("SEC") pursuant to Section 13, 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b)   Stockholder Nominations. For the nomination of any person or persons for election to the Board of Directors pursuant to Section 1.11(a)(iii) or Section 1.11(d), a Proposing Stockholder's notice to the Secretary shall set forth or include:

(i)   the name, age, business address, and residence address of each nominee proposed in such notice;

(ii)   the principal occupation or employment of each such nominee;

(iii)   the class and number of shares of capital stock of the Corporation which are owned of record and beneficially by each such nominee (if any);

(iv)   such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a Director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed, under Section 14(a) of the Exchange Act;

(v)   a written statement and agreement executed by each such nominee acknowledging that such person:

(A)   consents to being named in a proxy statement as a nominee and to serving as a Director if elected;

(B)   intends to serve as a Director for the full term for which such person is standing for election; and

(C)   makes the following representations: (1) that the Director nominee has read and agrees to adhere to the Corporation's Code of Business Conduct and Ethics, Insider Trading Policy, and any other of the Corporation's policies or guidelines applicable to Directors; (2) that the Director nominee is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a Director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a Director of the Corporation, with such person's fiduciary duties under applicable law; and (3) that the Director nominee is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification that has not been disclosed to the Corporation in connection with such person's nomination for Director or service as a Director; and

(vi) as to the Proposing Stockholder:

(A) the name and address of the Proposing Stockholder as they appear on the Corporation's books and of the beneficial owner, if any, on whose behalf the nomination is being made,

(B) the class and number of shares of the Corporation which are owned by the Proposing Stockholder (beneficially and of record) and owned by the beneficial owner, if any, on whose behalf the nomination is being made, as of the date of the Proposing Stockholder's notice, and a representation that the Proposing Stockholder will notify the Corporation in writing of the class and number of such shares owned of record and beneficially as of the record date for the meeting within five business days after the record date for such meeting;

(C) a description of any agreement, arrangement, or understanding with respect to such nomination between or among the Proposing Stockholder or the beneficial owner, if any, on whose behalf the nomination is being made and any of their affiliates or associates, and any others (including their names) acting in concert with any of the foregoing, and a representation that the Proposing Stockholder will notify the Corporation in writing of any such agreement, arrangement, or understanding in effect as of the record date for the meeting within five business days after the record date for such meeting;

(D) a description of any agreement, arrangement, or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Proposing Stockholder's notice by, or on behalf of, the Proposing Stockholder or the beneficial owner, if any, on whose behalf the nomination is being made and any of their affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such person or any of their affiliates or associates with respect to shares of stock of the Corporation, and a representation that the Proposing Stockholder will notify the Corporation in writing of any such agreement, arrangement, or understanding in effect as of the record date for the meeting within five business days after the record date for such meeting;

(E) a representation that the Proposing Stockholder is a holder of record of shares of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

(F) a representation whether the Proposing Stockholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve the nomination and/or otherwise to solicit proxies from stockholders in support of the nomination; and

(G) a representation whether the Proposing Stockholder intends to solicit the holders of shares representing at least 67% of the shares entitled to vote on the election of Directors in support of Director nominees other than the Corporation's nominees in accordance with Rule 14a-19 under the Exchange Act (including the names of all nominees for whom the Proposing Stockholder intends to solicit proxies).

The Corporation may require any proposed nominee to furnish a completed and signed Directors' questionnaire and such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent Director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee. Any such update or supplement shall be delivered to the Secretary at the Corporation's principal executive offices no later than five business days after the request by the Corporation for subsequent information has been delivered to the Proposing Stockholder.

(c)   Other Stockholder Proposals. For all business other than Director nominations, a Proposing Stockholder's notice to the Secretary shall set forth as to each matter the Proposing Stockholder proposes to bring before the annual meeting:

    (i)   a brief description of the business desired to be brought before the annual meeting;

    (ii)   the reasons for conducting such business at the annual meeting;

    (iii)   the text of any proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment);

    (iv)   any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), if any, on whose behalf the business is being proposed;

    (v)   any other information relating to such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;

    (vi)   a description of all agreements, arrangements, or understandings between or among such stockholder, the beneficial owner, if any, on whose behalf the proposal is being made, any of their affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such business and any material interest of such stockholder, beneficial owner, or any of their affiliates or associates, in such business, including any anticipated benefit therefrom to such stockholder, beneficial owner, or their affiliates or associates; and

    (vii)   the information required by Section 1.11(b)(vi) above.

(d)   Special Stockholders Meetings. Only such business shall be conducted at a special meeting of stockholders as shall have been specified in the Corporation's notice of meeting (or supplement thereto). Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders called by the Board of Directors at which Directors are to be elected pursuant to the Corporation's notice of meeting:

    (i)   by or at the direction of the Board of Directors or any committee thereof; or

    (ii)   provided that the Board of Directors has determined that Directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 1.11(d) is delivered to the Secretary, who is entitled to vote at the meeting, and upon such election and who complies with applicable law and the terms and procedures set forth in this Section 1.11.

In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more Directors to the Board of Directors, any such stockholder entitled to vote in such election of Directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if such stockholder delivers a stockholder's notice that complies with the requirements of Section 1.11(b) to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of: (x) the 90th day prior to such special meeting; or (y) the tenth (10th) day following the date of the first Public Disclosure of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period).

(e)   Effect of Noncompliance. Only such persons who are nominated in accordance with applicable law and the terms and procedures set forth in this Section 1.11 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as Directors, and only such other business shall be conducted at a meeting as shall be brought before the meeting in accordance with applicable law and the terms and procedures set forth in this Section 1.11. If any proposed nomination was not made or proposed in compliance with applicable law and this Section 1.11, or other business was not made or proposed in compliance with applicable law and this Section 1.11, then except as otherwise required by law, the chair of the meeting shall have the power and duty to declare that such nomination shall be disregarded or that such proposed other business shall not be transacted. Notwithstanding anything in these Bylaws to the contrary, unless otherwise required by law, if a Proposing Stockholder intending to propose business or make nominations at an annual meeting or propose a nomination at a special meeting pursuant to this Section 1.11 does not provide the information required under this Section 1.11 to the Corporation, including the updated information required by Section 1.11(b)(vi)(B)-(D) within five business days after the record date for such meeting, or the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been received by the Corporation. For purposes of this paragraph (e), to be considered a qualified representative of the Proposing Stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at such annual or special meeting of the stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at such meeting.

(f)   Rule 14a-8. This Section 1.11 shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of the stockholder's intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.

(g)   Rule 14a-19. Notwithstanding the foregoing provisions of this Section 1.11, unless otherwise required by law, (i) no Proposing Stockholder shall solicit proxies in support of Director nominees other than the Corporation's nominees unless such Proposing Stockholder has complied with Rule 14a-19 under the Exchange Act in connection with the solicitation of such proxies, including, without limitation, the provision to the Corporation of notices required thereunder in a timely manner and (ii) if any Proposing Stockholder (1) provides notice pursuant to Rule 14a-19(a)(1) and (b) under the Exchange Act and (2) subsequently (A) notifies the Corporation that such stockholder no longer intends to solicit proxies in support of Director nominees other than the Corporation's Director nominees in accordance with Rule 14a-19 or (B) fails to comply with the requirements of Rule 14a-19, then the Proposing Stockholder's nominations shall be deemed null and void and the Corporation shall disregard any proxies or votes solicited for any nominee proposed by the Proposing Stockholder. Upon request by the Corporation, if any Proposing Stockholder provides notice pursuant to Rule 14a-19(a)(1) and (b) under the Exchange Act, such Proposing Stockholder shall deliver to the Corporation, no later than five business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19 under the Exchange Act.

ARTICLE II
DIRECTORS

SECTION 2.1.   GENERAL POWERS. Except as may be otherwise provided by any legal agreement among stockholders, the property and business of the Corporation shall be managed by its Board of Directors. In addition to the powers and authority expressly conferred by these Bylaws, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, or by any legal agreement among stockholders, or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

SECTION 2.2.   NUMBER, TENURE, QUALIFICATIONS, REMOVAL. The Board of Directors shall consist of not less than three (3) nor more than fifteen (15) members, the precise number to be fixed by resolution of the stockholders or the Board of Directors from time to time. Each Director shall hold office until the annual meeting of stockholders held next after his or her election and until his or her successor has been duly elected and has qualified, or until his or her earlier resignation, removal from office, or death. Directors need not be stockholders. Any Director may be removed at any time, with or without cause, by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding shares of the stock of the Corporation entitled to elect Directors, either at the annual meeting or at a special meeting called for that purpose. This Section shall be amended, altered, changed or repealed only with the affirmative vote or consent of the holders of at least seventy-five percent (75%) of the outstanding shares of stock of the Corporation entitled to elect Directors, in addition to any approval of the Board of Directors or any stockholder vote or consent required by law or any provision of the Articles of Incorporation of the Corporation or otherwise.

SECTION 2.3.   VACANCIES AND ADDITIONAL DIRECTORSHIPS. Any newly created directorships resulting from any increase in the authorized number of Directors and any vacancies on the Board of Directors resulting from resignation, removal, death, or other cause, may be filled by the vote of the majority of the Directors then in office, though less than a quorum, and if not therefore filled by action of the Directors, may be filled by the stockholders at any meeting held during the existence of such vacancy; provided that whenever any Director shall have been elected by the holders of any class of stock of the Corporation voting separately as a class under the provisions of the Articles of Incorporation, such Director may be removed and the vacancy filled only by the holders of that class of stock voting separately as a class. A Director elected in accordance with this Section shall hold office until the annual meeting of stockholders held next after his or her election and until his or her successor has been duly elected and qualified, or until his or her earlier resignation, removal or death. During any period when there is a vacancy on the Board of Directors, including any vacancy resulting from an increase in the authorized number of Directors, the remaining Directors shall continue to act.

SECTION 2.4.   PLACE OF MEETING. The Board of Directors may hold its meetings at such place or places within or without the State of Nevada as it may from time to time determine.

SECTION 2.5.   COMPENSATION. Directors may be allowed such compensation for attendance at regular or special meetings of the Board of Directors and of any special meeting or standing committees thereof as may be from time to time determined by resolution of the Board of Directors.

SECTION 2.6.   REGULAR MEETINGS. A regular annual meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of stockholders. The Board of Directors may provide, by resolution, the time and place within or without the State of Nevada, for the holding of additional regular meetings without other notice than such resolution.

SECTION 2.7.   SPECIAL MEETINGS, NOTICE. Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President, or upon the written request of a majority of the members of the Board of Directors. The person or persons calling a special meeting of the Board of Directors may fix the time and place of the meeting. Notice of any special meeting shall be given to each Director personally or by telephone, or by mail, express mail, courier service, facsimile, electronic mail or other means of electronic transmission, addressed to each Director at the Director's usual place of business or residence, or the Director's address as it is shown on the records of the Corporation. If the notice is by mail, the notice shall be deemed adequately delivered when deposited in the United States mail at least four (4) days prior to the time set for the meeting. If the notice is by express mail or courier service, such notice shall be deemed adequately delivered when delivered to the express mail or courier service at least two (2) days prior to the time set for such meeting. If the notice is given personally or by telephone, or by facsimile, electronic mail or other means of electronic transmission, such notice will be deemed adequately delivered when the notice is transmitted at least one (1) day prior to the time set for the meeting. An oral notice given personally or by telephone may be communicated either to the Director or to a person at the office of the Director whom the person giving the notice has reason to believe will promptly communicate it to the Director. Any such special meeting shall be held at such time and place as shall be stated in the notice of the meeting. Unless otherwise indicated in the notice thereof, any and all business other than an amendment of these Bylaws may be transacted at any special meeting, and an amendment of these Bylaws may be acted upon if the notice of the meeting shall have stated that the amendment of these Bylaws is one of the purposes of the meeting. At any meeting at which every Director shall be present, even though without any notice, any business may be transacted, including the amendment of these Bylaws.

SECTION 2.8.   NOTICE, WAIVER BY ATTENDANCE. No notice of a meeting of the Board of Directors need be given to any Director who signs a waiver of notice either before or after the meeting. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting or the manner in which it has been called or convened except when a Director states, at the beginning of the meeting, any such objection or objections to the transaction of business.

SECTION 2.9.   QUORUM. At all meetings of the Board of Directors, the presence of a majority of the Directors shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the Directors present at any meeting may adjourn from time to time until a quorum be had. Notice of the time and place of any adjourned meeting need only be given by announcement at the meeting at which adjournment is taken.

SECTION 2.10.   MANNER OF ACTING. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 2.11.   EXECUTIVE COMMITTEE. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors may establish an Executive Committee of two (2) or more Directors constituted and appointed by the Board of Directors from their number who shall meet when deemed necessary. They shall have authority to exercise all the powers of the Board which may be lawfully delegated and not inconsistent with these Bylaws, at any time and when the Board is not in session. If not elected by the full Board of Directors, the committee shall elect a Chairman, and a majority of the whole committee shall constitute a quorum; and the act of a majority of members present at a meeting at which a quorum is present shall be the act of the committee provided all members of the committee have had notice of such meeting or waived such notice. Except as otherwise provided by resolution of the Board of Directors, meetings of the Executive Committee may be called by any member of the Executive Committee. Notice of meetings of the Executive Committee may be given in the same manner as provided for special meetings of the Board of Directors in Section 2.7 hereof, or waived as provided in Section 2.8 hereof, or as otherwise permitted by applicable law.

SECTION 2.12. OTHER COMMITTEES. In addition to the Executive Committee, the Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, including without limitation a Compensation Committee, each committee to consist of one or more of the Directors of the Corporation. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided by resolution passed by a majority of the whole Board, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and the affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Articles of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending these Bylaws; and unless such resolution, these Bylaws, or the Articles of Incorporation expressly so provide, no such committee shall have the power to authorize to declare a dividend or to authorize the issuance of stock. Except as otherwise provided by resolution of the Board of Directors, or for the Executive Committee, meetings of any committee may be called by the chairperson, any two members of the committee, or if the committee has only one member, such member. Notice of meetings of any committee may be given in the same manner as provided for special meetings of the Board of Directors in Section 2.7 hereof, or waived as provided in Section 2.8 hereof, or as otherwise permitted by applicable law.

SECTION 2.13. ACTION WITHOUT FORMAL MEETING. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the Board or committee in the same paper or electronic form as the minutes are maintained.

SECTION 2.14. CONFERENCE CALL MEETINGS. Members of the Board of Directors, or any committee designated by such Board, may participate in a meeting of such Board or committee by means of conference telephone, video or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

SECTION 2.15. CHAIRMAN OF THE BOARD. The Board of Directors may at any time appoint from its members a Chairman of the Board, who shall serve in that capacity at the discretion of the Board of Directors. Unless otherwise determined by the Board of Directors, the Chairman of the Board, if any, shall preside at all meetings of the stockholders and of the Board of Directors at which the Chairman of the Board is present. The Chairman of the Board shall have such other duties as may from time to time be assigned to the Chairman of the Board by these Bylaws or by the Board of Directors. Unless expressly determined otherwise by the Board of Directors with respect to a particular Director serving as Chairman of the Board, the position of Chairman of the Board shall not be deemed an officer position of the Corporation.

SECTION 2.16. VICE CHAIRMEN OF THE BOARD. The Board of Directors may at any time appoint from its members one of more Vice Chairmen of the Board, who shall serve in that capacity at the discretion of the Board of Directors. Unless otherwise determined by the Board of Directors, in case of the absence of the Chairman of the Board, the Vice Chairman, if any, (or if more than one, one of the Vice Chairmen as designated by the Board of Directors) shall preside at all meetings of the stockholders and the Board of Directors at which he or she shall be present. The Vice Chairmen of the Board shall have such other duties as may from time to time be assigned to them by the Board of Directors. Unless expressly determined otherwise by the Board of Directors with respect to a particular Director serving as a Vice Chairman of the Board, the position of Vice Chairman of the Board shall not be deemed an officer position of the Corporation.

ARTICLE III.
OFFICERS

SECTION 3.1.   OFFICERS. The officers of the Corporation ("Officers") shall include a Chief Executive Officer, a Chief Financial Officer, a President, a Secretary and a Treasurer, and may include a Chief Operating Officer, one or more Executive Vice Presidents or Vice Presidents, and such additional Officers, if any, as shall be elected by the Board of Directors pursuant to the provisions of Section 3.9 hereof. The Chief Executive Officer, the Chief Financial Officer, the President, one or more Executive Vice Presidents or Vice Presidents, the Secretary and the Treasurer, shall be elected by the Board of Directors at its first meeting after each annual meeting of the stockholders. The failure to hold such election shall not of itself terminate the term of office of any Officer. Any number of offices may be held simultaneously by the same person, except that the person serving as Chief Financial Officer may not serve simultaneously as the Chief Executive Officer. Any Officer may, but need not be, a Director. Any Officer may resign at any time upon written notice to the Corporation.

All Officers, agents and employees shall be subject to removal, with or without cause, at any time by the Board of Directors. The removal of an Officer without cause shall be without prejudice to his or her contract rights, if any. The election or appointment of an Officer shall not of itself create contract rights. All agents and employees other than Officers elected by the Board of Directors shall also be subject to removal, with or without cause, at any time by the Officers appointing them.

Any vacancy caused by the death of any Officer, his or her resignation, his or her removal, or otherwise, may be filled by the Board of Directors, and any Officer so elected shall hold office at the pleasure of the Board of Directors.

In addition to the powers and duties of the Officers of the Corporation as set forth in these Bylaws, the Officers shall have such authority and shall perform such duties as from time to time may be determined by the Board of Directors.

SECTION 3.2.   POWERS AND DUTIES OF THE CHIEF EXECUTIVE OFFICER. The Chief Executive Officer shall be the chief executive officer of the Corporation and, subject to the control of the Board of Directors, shall have general charge and control of all its business and affairs and shall perform all duties incident to the office of Chief Executive Officer; he or she may sign and execute, in the name of the Corporation, all authorized deeds, mortgages, bonds, notes and other evidence of indebtedness, contracts or other instruments, except in cases in which the signing and execution thereof shall have been expressly excluded from the Chief Executive Officer and delegated to some other Officer or agent of the Corporation by the Board of Directors. In the absence or disability of the Chairman and all Vice Chairmen, or if the Board of Directors has not appointed a Chairman or Vice Chairman, the Chief Executive Officer shall preside at all meetings of the stockholders and of the Board of Directors, and in any event may so preside to the extent determined by the Board of Directors. The Chief Executive Officer shall have such other powers and perform such other duties as may from time to time be assigned to him or her by these Bylaws or by the Board of Directors.

SECTION 3.3.   POWERS AND DUTIES OF THE CHIEF OPERATING OFFICER. The Chief Operating Officer shall be the principal operating officer of the Corporation with authority as such, and at the request of the Chief Executive Officer or in his or her absence or disability to act, shall perform the duties and exercise the functions of the Chief Executive Officer, and when so acting shall have such other powers and perform such other duties as may from time to time be assigned to him or her by the Board of Directors or the Chief Executive Officer. The Chief Operating Officer may sign and execute, in the name of the Corporation, all authorized deeds, mortgages, bonds, notes and other evidence of indebtedness, contracts or other instruments, except in cases in which the signing and execution thereof shall have been expressly excluded from the Chief Operating Officer and delegated to some other Officer or agent of the Corporation by the Board of Directors.

SECTION 3.4.   POWERS AND DUTIES OF THE CHIEF FINANCIAL OFFICER. The Chief Financial Officer shall be the chief accounting officer of the Corporation; he or she shall see that the books and account and other accounting records of the Corporation are kept in proper form and accurately; and, in general, he or she shall perform all the duties incident to the office of Chief Financial Officer of the Corporation and such other duties as may from time to time be assigned to him or her by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer may sign and execute, in the name of the Corporation, all authorized deeds, mortgages, bonds, notes and other evidence of indebtedness, contracts or other instruments, except in cases in which the signing and execution thereof shall have been expressly excluded from the Chief Financial Officer and delegated to some other Officer or agent of the Corporation by the Board of Directors.

SECTION 3.5.   POWERS AND DUTIES OF THE PRESIDENT. The President shall act as a general executive officer of the Corporation and shall have such other powers and perform such other duties as may from time to time be assigned to him or her by these Bylaws or by the Board of Directors or by the Chief Executive Officer.

SECTION 3.6.   POWERS AND DUTIES OF THE EXECUTIVE VICE PRESIDENT OR VICE PRESIDENT. Each Executive Vice President or Vice President shall perform all duties incident to such office and shall have such powers and perform such duties as may from time to time be assigned to him or her by these Bylaws or by the Board of Directors or the Chief Executive Officer.

SECTION 3.7.   POWERS AND DUTIES OF THE SECRETARY. The Secretary shall keep the minutes of meetings of the Board of Directors and the minutes of all meetings of the stockholders in books provided for that purpose; he or she shall attend to the giving or serving of all notices of the Corporation; he or she shall have the custody of the corporate seal of the Corporation and shall affix the same to such documents and other papers as the Board of Directors or the Chief Executive Officer shall authorize and direct; he or she shall have charge of the stock certificate books, transfer books and stock ledgers and such other books and papers as the Board of Directors or the Chief Executive Officer shall direct, all of which shall at all reasonable times be open to the examination of any Director, upon application, at the offices of the Corporation during business hours; and he or she shall perform such other duties as may from time to time be assigned to him or her by these Bylaws or the Board of Directors or the Chief Executive Officer.

SECTION 3.8.   POWERS AND DUTIES OF THE TREASURER. The Treasurer shall have custody of, and when proper shall pay out, disburse or otherwise dispose of, all funds and securities of the Corporation which may have come into his or her hands; he or she may endorse on behalf of the Corporation for collection checks, notes and other obligations and shall deposit them to the credit of the Corporation in such bank or banks or depositary or depositaries as the Board of Directors, the Chief Executive Officer or the Chief Financial Officer may designate; he or she shall sign all receipts and vouchers for payments made to the Corporation; he or she shall enter or cause to be entered regularly in the books of the Corporation kept for the purpose full and accurate accounts of moneys received or paid or otherwise disposed of by him or her and whenever required by the Board of Directors or the Chief Executive Officer shall render statements of such accounts; and he or she shall perform all duties incident to the office of Treasurer and shall also have such other powers and shall perform such other duties as may from time to time be assigned to him or her by these Bylaws or by the Board of Directors or the Chief Executive Officer.

SECTION 3.9.   ADDITIONAL OFFICERS. The Board of Directors may from time to time elect such other Officers (who may but need not be Directors), including Controllers, Assistant Treasurers, Assistant Secretaries and Assistant Financial Officers, as the Board may deem advisable and such Officers shall have such authority and shall perform such duties as may from time to time be assigned to them by the Board of Directors or the Chief Executive Officer.

The Board of Directors may from time to time by resolution delegate to any Assistant Treasurer or Assistant Treasurers any of the powers or duties herein assigned to the Treasurer; and may similarly delegate to any Assistant Secretary or Assistant Secretaries any of the powers or duties herein assigned to the Secretary.

SECTION 3.10.   GIVING OF BOND BY OFFICERS. All Officers of the Corporation, if required to do so by the Board of Directors, shall furnish bonds to the Corporation for the faithful performance of their duties, in such amounts and with such conditions and security as the Board shall require.

SECTION 3.11.   VOTING UPON STOCKS. Unless otherwise ordered by the Board of Directors, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the President, any Executive Vice President or Vice President shall have full power and authority on behalf of the Corporation to attend and to act and to vote, or in the name of the Corporation to execute proxies to vote, at any meetings of stockholders of any corporation in which the Corporation may hold stock, and at any such meetings or by written consent in lieu of a meeting shall possess and may exercise, in person or by proxy, any and all rights, powers and privileges incident to the ownership of such stock. The Board of Directors may from time to time, by resolution, confer like powers upon any other person or persons.

SECTION 3.12.   COMPENSATION OF OFFICERS. The Officers of the Corporation shall be entitled to receive such compensation for their services as shall from time to time be determined by the Board of Directors or by a committee of the Board to which the Board of Directors has delegated such responsibility.

ARTICLE IV.
CAPITAL STOCK

SECTION 4.1.   SHARE CERTIFICATES AND UNCERTIFICATED SHARES. Shares of the Corporation's stock may be represented by certificates or uncertificated, as provided under Nevada law, and shall be entered in the books of the Corporation as they are issued. Any certificates representing shares of stock shall be in such form as the Board of Directors may from time to time determine. Each certificate shall include the holder's name, the number of shares and class of shares and series, if any, represented thereby, and the par value of each share or a statement that the shares are without par value.

Each certificate shall be signed by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. Any or all of the signatures on the certificates may be a facsimile. In case any Officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such Officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such Officer, transfer agent or registrar at the date of issue.

If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof, and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation may issue to represent such class or series of stock or, in the case of uncertificated shares, contained in a written notice that shall be sent to the registered owner within a reasonable time after the issuance or transfer of such uncertificated stock, provided that, except as otherwise provided in Section 78.242 of the Nevada General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation may issue to represent such class or series of stock or, in the case of uncertificated shares, contained in the written notice sent to the registered holder as set forth above, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof, and the qualifications, limitations or restrictions of such preferences and/or rights.

Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

SECTION 4.2.   TRANSFER. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate or evidence of the issuance of uncertificated shares to the person entitled thereto, cancel the old certificate and record the transaction upon the Corporation's books. Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the stock transfer books of the Corporation.

SECTION 4.3.   REGISTERED STOCKHOLDERS. The Corporation shall have the right to treat the person registered on its books as the owner of shares as the absolute owner thereof, and shall not be bound to recognize any equitable or other claim to or interest in any of such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by Nevada law.

SECTION 4.4.   LOST OR DESTROYED CERTIFICATES. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Board of Directors so requires, give the Corporation a bond of indemnity in the form and amount and with one or more sureties satisfactory to the Board of Directors, whereupon a new certificate of stock or uncertificated share may be issued in lieu of the one claimed to have been lost, stolen or destroyed.

ARTICLE V.
FISCAL YEAR

The fiscal year of the Corporation shall be established by the Board of Directors of the Corporation.

ARTICLE VI.
SEAL

The corporate seal shall be in such form as the Board of Directors may from time to time determine. The seal may be used by causing it or a facsimile to be impressed, affixed, reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

ARTICLE VII.
ANNUAL STATEMENTS

No later than four months after the close of each fiscal year, and in any case prior to the next annual meeting of stockholders, the Corporation shall prepare:

(a)   A balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of the fiscal year, and

(b)   A profit and loss statement showing the results of its operation during the fiscal year.

Upon written request, the Corporation shall mail promptly to any stockholder of record a copy of the most recent such balance sheet and profit and loss statement.

ARTICLE VIII.
INDEMNIFICATION

SECTION 8.1.   ACTION BY PERSONS OTHER THAN THE CORPORATION. Under the circumstances prescribed in Sections 8.3 and 8.4 hereof, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party of any, threatened, pending or completed action, suit or proceeding, or investigation, whether civil, criminal or administrative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a Director, Officer, employee or agent of the Corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in a manner which he or she reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in a manner which he or she reasonably believed to be in or not opposed to the best interest of the Corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

SECTION 8.2.   ACTIONS BY OR IN THE NAME OF THE CORPORATION. Under the circumstances prescribed in Sections 8.3 and 8.4 hereof, the Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party of any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a Director, Officer, employee or agent of the Corporation, against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Corporation; except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable to the Corporation or for amounts paid in settlement to the Corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

SECTION 8.3.   SUCCESSFUL DEFENSE. To the extent that a Director, Officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 8.1 and 8.2 hereof, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection therewith.

SECTION 8.4.   AUTHORIZATION OF INDEMNIFICATION. Except as provided in Section 8.3 hereof and except as may be ordered by a court, any indemnification under Sections 8.1 and 8.2 hereof shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.1 and 8.2. Such determination shall be made:

(a)   by the stockholders;

(b)   by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding; or

(c)   if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested Directors so orders, by independent legal counsel in a written opinion.

SECTION 8.5.   PREPAYMENT OF EXPENSES. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the Director, Officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Article.

SECTION 8.6.   NON-EXCLUSIVE RIGHT. The indemnification provided by this Article shall not be deemed exclusive of any other right to which the person indemnified hereunder shall be entitled and shall inure to the benefit of the heirs, executors or administrators of such persons.

SECTION 8.7.   INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Section.

SECTION 8.8.   INTERPRETATION OF ARTICLE. It is the intent of this Article VIII to provide for indemnification of the Directors, Officers, employees and agents of the Corporation to the full extent permitted under the laws of State of Nevada. This Article VIII shall be construed in a manner consistent with such intent.

ARTICLE IX.
NOTICES; WAIVER OF NOTICE

SECTION 9.1.   NOTICES. Except as otherwise provided in these Bylaws, whenever under the provisions of these Bylaws notice is required to be given to any stockholder, Director or Officer, such notice shall be given either by personal notice, by electronic transmission in accordance with applicable law, or by mail by depositing the same in the post office or letter box in a postpaid sealed wrapper, addressed to such stockholder, Officer or Director at such address as appears on the books of the Corporation, and such notice shall be deemed to be given at the time when the same shall be thus sent or mailed.

SECTION 9.2.   WAIVER OF NOTICE. Whenever any notice whatsoever is required to be given by law, by the Articles of Incorporation or by these Bylaws, a waiver thereof by the person or persons entitled to said notice given before or after the time stated therein, in writing, which shall include a waiver given by electronic transmission, shall be deemed equivalent thereto. No notice of any meeting need be given to any person who shall attend such meeting.

ARTICLE X.
CHECKS, NOTES, DRAFTS, LOANS, ETC.

SECTION 10.1.   CHECKS, NOTES, DRAFTS. All checks, drafts, bills of exchange, acceptances, notes or other obligations or orders for the payment of money shall be signed and, if so required by the Board of Directors, countersigned by such Officers of the Corporation and/or other persons as shall from time to time be designated by these Bylaws or the Board of Directors or pursuant to authority delegated by the Board.

Checks, drafts, bills of exchange, acceptances, notes, obligations and orders for the payment of money made payable to the Corporation may be endorsed for deposit to the credit of the Corporation with a duly authorized depository by the Treasurer and/or such other Officers or persons as shall from time to time be designated by the Treasurer.

SECTION 10.2.   LOANS. No loans and no renewals of any loans shall be contracted on behalf of the Corporation except as authorized by the Board of Directors. When authorized so to do, any Officer or agent of the Corporation may effect loans and advances for the Corporation from any bank, trust company or other institution or from any firm, corporation or individual, and for such loans and advances may make, execute and deliver promissory notes, bonds or other evidences of indebtedness of the Corporation. When authorized so to do, any Officer or agent of the Corporation may pledge, hypothecate or transfer, as security for the payment of any and all loans, advances, indebtedness and liabilities of the Corporation, any and all stocks, securities and other personal property at any time held by the Corporation, and to that end may endorse, assign and deliver the same, and may grant mortgages and other security interests in real property at any time held by the Corporation. Such authority may be general or confined to specific instances.

ARTICLE XI.
OFFICES

Except as otherwise required by the laws of the State of Nevada, the Corporation may have an office or offices and keep its books, documents and papers outside of the State of Nevada at such place or places as from time to time may be determined by the Board of Directors, the Chief Executive Officer or the President.

ARTICLE XII.
AMENDMENTS

Except as otherwise indicated in these Bylaws, the Bylaws of the Corporation may be altered or amended and new Bylaws may be adopted by the stockholders or by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that, if such action is to be taken at a meeting of the stockholders or Board of Directors, notice of the general nature of the proposed change in the Bylaws shall have been given in the notice of a meeting. Except as otherwise indicated in these Bylaws, action by the stockholders with respect to Bylaws shall be taken by an affirmative vote of a majority of the shares entitled to elect Directors, and action by the Directors with respect to Bylaws shall be taken by an affirmative vote of a majority of all Directors then holding office.

Adopted effective as of [•], 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-51142

UNIVERSAL LOGISTICS HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Michigan		**38-3640097**
(State or Other Jurisdiction of Incorporation or Organization)		**(I.R.S. Employer Identification No.)**

12755 E. Nine Mile Road

Warren, Michigan 48089

(Address, including Zip Code of Principal Executive Offices)

(586) 920-0100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	ULH	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).   Yes ☐   No ☒

As of June 29, 2024, the last business day of the registrant's most recently completed second quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 28, 2024, as reported by The Nasdaq Stock Market, was approximately $274.0 million (assuming, but not admitting for any purpose, that all (a) directors and executive officers of the registrant are affiliates, and (b) the number of shares held by such directors and executive officers does not include shares that such persons could have acquired within 60 days of June 29, 2024).

The number of shares of common stock, no par value, outstanding as of March 7, 2025, was 26,317,326.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's 2025 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

UNIVERSAL LOGISTICS HOLDINGS, INC.
2024 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Many of the forward-looking statements are located in Part II, Item 7 of this Form 10-K under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as "future," "anticipates," "believes," "targets," "estimates," "expects," "intends," "will," "would," "could," "can," "may," and similar terms. Forward-looking statements are not a guarantee of future performance, and the Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in Part I, Item 1A of this Form 10-K under the heading "Risk Factors," which are incorporated herein by reference. All information presented herein is based on the Company's fiscal calendar. Unless otherwise stated, references to particular years, quarters, months, or periods refer to the Company's fiscal years ended December 31 and the associated quarters, months, and periods of those fiscal years. Each of the terms "Universal," the "Company," "we," "us" and "our" as used herein refers collectively to Universal Logistics Holdings, Inc., and its subsidiaries, unless otherwise stated. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.

PART I

ITEM 1:   BUSINESS

Company Overview

Universal Logistics Holdings, Inc. is a holding company whose subsidiaries provide customized transportation and logistics solutions throughout the United States and in Mexico, Canada and Colombia. Our operating subsidiaries offer customers a broad range of services across their entire supply chain, including truckload, intermodal, and value-added services. We were incorporated in Michigan on December 11, 2001. We have been a publicly held company since February 11, 2005, the date of our initial public offering. Our principal executive offices are located at 12755 E. Nine Mile Road, Warren, Michigan 48089.

Our comprehensive suite of transportation and logistics solutions allow our customers to reduce costs and manage their global supply chains more efficiently. We market and deliver our services in several ways:

- Through a direct sales and marketing network focused on selling our portfolio of services to large customers in specific industry sectors;

- Through company-managed facilities; and

- Through a network of agents who solicit freight business directly from shippers.

At December 31, 2024, we operated 52 company-managed terminal locations, serviced 90 value-added programs at locations throughout the United States and in Mexico, Canada and Colombia, and had an agent network totaling approximately 177 agents.

We categorize our operations in three distinct reportable segments: contract logistics, intermodal, and trucking, which are differentiated primarily by the services provided by each segment.

- **Contract Logistics** - Value-added or dedicated transportation services to support in-bound logistics to industrial customers and major retailers on a contractual basis, generally pursuant to terms of one year or longer. These services are typically tailored to individual customer requirements and include material handling, consolidation, sequencing, sub-assembly, cross-dock services, kitting, repacking, warehousing and returnable container management and rail lift services. This segment also includes our dedicated services, which are primarily short run or round-trip moves within a defined geographic area provided through a network of union and non-union employee drivers, owner-operators, and contract drivers. Our facilities and services are often directly integrated into the production processes of our customers and represent a critical part of their supply chains.

- **Intermodal** - Local and regional drayage moves coordinated by company-managed terminals using a mix of owner-operators, company equipment, and third-party capacity providers (i.e., broker carriers). These services include steamship-truck, rail-truck, and support services. Our intermodal support services are primarily short- to medium-distance delivery of both international and domestic containers between the railhead or port and the customer.

- **Trucking** - Dry van, flatbed, heavy-haul and refrigerated operations. We transport a wide variety of general commodities, including automotive parts, machinery, building materials, paper, food, consumer goods, furniture, steel and other metals on behalf of customers in various industries. Operations included in our trucking segment are associated with individual freight shipments coordinated primarily by our agents and company-managed terminals using a mix of owner-operators, company equipment and broker carriers.

Other non-reportable segments are comprised of legacy company-managed brokerage operations and our subsidiaries that provide support services to other subsidiaries.

For additional information on segments, see Item 8, Note 18 to the Consolidated Financial Statements.

Business Developments

Acquisitions. On September 30, 2024, we completed the acquisition of Parsec, LLC, which provides terminal management services to the Class I, regional, and short-line railroads across North America. Parsec, with a workforce of approximately 2,100 employees, offers a comprehensive suite of terminal services at over 20 rail yards throughout the United States and in Canada. Parsec specializes in time-sensitive, container lift-on and lift-off services at some of the most complex rail yards across the country. Parsec also provides crane and intermodal equipment repair, drayage, and container and chassis stacking. The operating results of Parsec are reported as part of our Contract Logistics segment beginning in the third quarter of 2024.

For additional information on Parsec and other acquisitions, see Item 8, Note 5 to the Consolidated Financial Statements.

Business and Growth Strategy

The key elements of our strategy are as follows:

Make strategic acquisitions. The transportation and logistics industry is highly fragmented, with thousands of small and mid-sized competitors that are either specialized in specific vertical markets, specific service offerings, or limited to local and regional coverage. We expect to selectively evaluate and pursue acquisitions that will enhance our service capabilities, expand our geographic network and/or diversify our customer base.

Continue to capitalize on strong industry fundamentals and outsourcing trends. We believe long-term industry growth will be supported by manufacturers seeking to outsource non-core logistics functions to cost-effective third-party providers that can efficiently manage increasingly complex global supply chains. We intend to leverage our integrated suite of transportation and logistics services, our network of facilities, our long-term customer relationships, and our reputation for operational excellence to capitalize on favorable industry fundamentals and growth expectations.

Target further penetration of key customers in the North American automotive industry. The automotive industry is one of the largest users of global outsourced logistics services, providing us growth opportunities with both existing and new customers. In 2024, this sector comprised approximately 47% of our total operating revenues. The vast majority of hourly employees in our automotive customers' manufacturing operations are represented by unions and covered by collective bargaining agreements. These agreements provide guaranteed wage and benefit levels throughout the contract term. We expect our customers to experience significant increases in their labor costs through the life of the contracts. These cost increases may cause certain of our customers to evaluate the outsourcing of certain value-added operations where we possess demonstrated experience and expertise. We intend to capitalize on continued growth opportunities in those outsourced, higher-value logistics services, such as sub-assembly and sequencing, which link directly into production lines and require specialized capabilities, technological expertise, and strict quality controls.

*Continue to expand penetration in other vertical markets***.** We have a history of providing highly complex value-added logistics services to automotive and other industrial customers. We have developed standardized, modular systems for material handling processes and have extensive experience in rapid implementation and workforce training. These capabilities and our broad portfolio of logistics services are transferable across vertical markets. We believe we can leverage the expertise we initially developed in the automotive sector. In addition to automotive, our targeted industries include aerospace, energy, government services, healthcare, industrial retail, consumer goods, and steel and metals.

Expand our network of agents and owner-operators. Increasing the number of agents and owner-operators has been a driver of our historical growth in transactional transportation services. We intend to continue to recruit qualified agents and owner-operators in order to penetrate new markets and expand our operations in existing markets. Our agents typically focus on a small number of shippers in a particular market and are attuned to the specific transportation needs of that core group of shippers, while remaining alert to growth opportunities.

Competition and Industry

The transportation and logistics service industry is highly competitive and extremely fragmented. We compete based on quality and reliability of service, price, breadth of logistics solutions, and IT capabilities. We compete with asset and non-asset based truckload and less-than-truckload carriers, intermodal transportation, logistics providers and, in some aspects of our business, railroads. We also compete with other motor carriers for owner-operators and agents.

Our customers may choose not to outsource their logistics operations and, rather, to retain or restore such activities as their own internal operations. In our largest vertical market, the automotive industry, we compete more frequently with a relatively small number of privately-owned firms or with subsidiaries of large public companies. These vendors have the scope and capabilities to provide the breadth of services required by the large and complex supply chains of automotive original equipment manufacturers (OEMs).

We also encounter competition from regional and local third-party logistics providers, integrated transportation companies that operate their own aircraft, cargo sales agents and brokers, surface freight forwarders and carriers, airlines, associations of shippers organized to consolidate their members' shipments to obtain lower freight rates, and internet-based freight exchanges.

The transportation industry is continuously impacted by new rules and regulations intended to improve the overall safety of the industry. Compliance with such increasingly complex rules continues to constrain the supply of qualified drivers. We believe that our industry will continue to be hindered by an insufficient quantity of qualified drivers which creates significant competition for this declining pool.

Customers

Revenue is generated from customers throughout the United States, and in Mexico, Canada and Colombia. Our customers are largely concentrated in the automotive, retail and consumer goods, steel and other metals, energy and manufacturing industries.

A significant percentage of our revenues are derived from the domestic automotive industry. Our aggregate sales in the automotive industry totaled 47%, 43% and 36% of our revenues during the fiscal years ended December 31, 2024, 2023 and 2022, respectively. In 2024, 2023 and 2022, General Motors accounted for approximately 18%, 20% and 16% of our total operating revenues, respectively, and Ford accounted for approximately 17%, 6% and 6%, respectively. In 2024, 2023 and 2022, sales to our top 10 customers, including General Motors and Ford, totaled 56%, 48% and 42%, respectively. A significant percentage of our revenue also results from our providing capacity to other transportation companies that aggregate loads from a variety of shippers in these and other industries.

Human Capital Resources

Overview. As of December 31, 2024, we had 10,821 employees. During the year ended December 31, 2024, we also engaged, on average, the full-time equivalency of 88 individuals on a contract basis. As of December 31, 2024, approximately 46% of our employees were members of unions and subject to collective bargaining agreements. We believe our union and employee relationships are good.

Diversity and Inclusion. We believe diversity and inclusion are critical to our ability to win in the marketplace and enable our workforce and communities to succeed. Specifically, having a diverse and inclusive workplace allows us to attract and retain the best employees to deliver results for our shareholders. A qualified, diverse, and inclusive workforce also helps us represent the broad cross-section of ideas, values, and beliefs of our employees, customers, and communities. Our commitment to diversity and inclusion means that we will continue to strive to establish and improve an inclusive workplace environment where employees from all backgrounds can succeed and be heard.

Employee Health and Safety. We are committed to being an industry leader in health and safety standards. The physical health, wellbeing, and mental health of our employees is crucial to our success. For essential functions, including our plant workers and driving professionals, we have distributed cleaning and protective supplies to various plants and terminals so that they are available to those that need them, increased cleaning frequency and coverage, and provided employees direction on precautionary measures, such as sanitizing truck interiors, personal hygiene, and social distancing. We will continue to adapt our operations as required to ensure safety while continuing to provide a high level of service to our customers.

Talent Acquisition, Retention and Development. We continually strive to hire, develop, and retain the top talent in our industry. Critical to attracting and retaining top talent is employee satisfaction, and we regularly implement programs to increase employee satisfaction. We reward our employees by providing competitive compensation, benefits, and incentives throughout all levels in our organization. Intense competition in the transportation and logistics services industry for qualified workers and drivers has resulted in additional expense to recruit and retain an adequate supply of employees and has had a negative impact on the industry. Our operations have also been impacted, we have periodically experienced under-utilization and increased expenses due to a shortage of qualified workers and drivers. We place a high priority on the recruitment and retention of an adequate supply of qualified workers and drivers.

Independent Contractor Network

We utilize a network of agents and owner-operators located throughout the United States and in Ontario, Canada. These agents and owner-operators are independent contractors.

A significant percentage of the interaction with our shippers is provided by our agents. Our agents solicited and controlled approximately 30% of the freight we hauled in 2024, with the balance of the freight being generated by company-managed terminals. Our top 100 agents in 2024 generated approximately 17% of our annual operating revenues. Our agents typically focus on three or four shippers within a particular market and solicit most of their freight business from this core group. By focusing on a relatively small number of shippers, each agent is acutely aware of the specific transportation needs of that core group of shippers, while remaining alert to growth opportunities.

We also contract with owner-operators to provide greater flexibility in responding to fluctuations in customer demand. Owner-operators provide their own trucks and are contractually responsible for all associated expenses, including but not limited to financing costs, fuel, maintenance, insurance, and taxes, among other things. They are also responsible for maintaining compliance with Federal Motor Carrier Safety Administration regulations.

Revenue Equipment

The following table represents our equipment used to provide transportation services as of December 31, 2024:

Type of Equipment	Company-owned or Leased	Owner-Operator Provided	Total
Tractors	2,603	1,598	4,201
Yard Tractors	737	—	737
Trailers	5,051	709	5,760
Chassis	3,354	—	3,354
Containers	107	—	107

Risk Management and Insurance

Our customers and federal regulations generally require that we provide insurance for auto liability and general liability claims up to $1.0 million per occurrence. Accordingly, in the United States, we purchase such insurance from a licensed casualty insurance carrier, which is a related party, providing a minimum $1.0 million of coverage for individual auto liability and general liability claims. We are generally self-insured for auto and general liability claims above $1.0 million unless riders are sought to satisfy individual customer or vendor contract requirements. In certain of our businesses, we have secured additional auto liability coverage where we are self-insured for claims above $4.0 million. In Mexico, our operations and investment in equipment are insured through an internationally recognized, third-party insurance underwriter.

We typically self-insure for the risk of motor cargo liability claims and material handling claims. Accordingly, we establish financial reserves for anticipated losses and expenses related to motor cargo liability and material handling claims, and we periodically evaluate and adjust those reserves to reflect our experience. Any such adjustments could have a materially adverse effect on our operations and financial results.

To reduce our exposure to claims incurred while a vehicle is being operated without a trailer attached or is being operated with an attached trailer which does not contain or carry any cargo, we require our owner-operators to maintain non-trucking use liability coverage (which the industry refers to as deadhead bobtail coverage) of $2.0 million per occurrence.

Technology

We use multifaceted software tools and hardware platforms that support seamless integration with the IT networks of our customers and vendors through electronic data exchange systems. These tools enhance our relationships and ability to effectively communicate with customers and vendors. Our tools and platforms provide real-time, web-based visibility into the supply chains of our customers.

In our contract logistics segment, we customize our proprietary warehouse management and sequencing systems to meet the needs of individual customers. Our systems allows us to send our customers an advance shipping notice through a simple, web-based interface that can be used by a variety of vendors. It also enables us to clearly identify and communicate to the customer any vendor-related problems that may cause delays in production. We also use cross-dock and container-return-management applications that automate the cycle of material receipt and empty container return.

Our proprietary and third-party transportation management system allows full operational control and visibility from dispatch to delivery, and from invoicing to receivables collections. For our employee drivers, the system provides automated dispatch to hand-held devices, satellite tracking for quality control and electronic status broadcasts to customers when requested. Our international and domestic air freight and ocean forwarding services use similar systems with added functionalities for managing air and ocean freight transportation requirements. All of these systems have customer-oriented web interfaces that allow for full shipment tracking and visibility, as well as for customer shipment input. We also provide systems that allow agents to list pending freight shipments and owner-operators with available capacity and track particular shipments at various points in the shipping route.

We believe that these tools improve our services and quality controls, strengthen our relationships with our customers, and enhance our value proposition. Any significant disruption or failure of these systems could have a materially adverse effect on our operations and financial results.

Government Regulation

Our operations are regulated and licensed by various U.S. federal and state agencies, as well as comparable agencies in Mexico, Canada, and Colombia. Interstate motor carrier operations are subject to the broad regulatory powers, to include drug and alcohol testing, safety and insurance requirements, prescribed by the Federal Motor Carrier Safety Administration (FMCSA), which is an agency of the U.S. Department of Transportation (DOT). Matters such as weight and equipment dimensions also are subject to United States federal and state regulation. We operate in the United States under operating authority granted by the DOT. We are also subject to regulations relating to testing and specifications of transportation equipment and product handling requirements. In addition, our drivers and owner-operators must have a commercial driver's license and comply with safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing.

Our international operations, which include not only facilities in Mexico, Canada and Colombia but also transportation shipments managed by our specialized service operations, are impacted by a wide variety of U.S. government regulations and applicable international treaties. These include regulations of the U.S. Department of State, U.S. Department of Commerce, and the U.S. Department of Treasury. Regulations also cover specific commodities, destinations and end-users. Part of our specialized services operations is engaged in the arrangement of imported and exported freight. As such, we are subject to the regulations of the U.S. Customs and Border Protection, which include significant notice and registration requirements. In various Canadian provinces, we operate transportation services under authority granted by the Ministries of Transportation and Communications.

Transportation-related regulations are greatly affected by U.S. national security legislation and related regulations. We believe we comply with applicable material regulations and that the costs of regulatory compliance are an ordinary operating cost of our business that we may not be able to recoup from rates charged to customers.

Environmental Regulation

We are subject to various federal, state and local environmental laws and regulations that focus on, among other things: the emission and discharge of hazardous materials into the environment or their presence at our properties or in our vehicles; fuel storage tanks; transportation of certain materials; and the discharge or retention of storm water. Under specific environmental laws, we could also be held responsible for any costs relating to contamination at our past or present facilities and at third-party waste disposal sites, as well as costs associated with cleanup of accidents involving our vehicles.

As climate change issues become more prevalent, federal, state and local governments, as well as some of our customers, have made efforts to respond to these issues. This increased focus on sustainability may result in new legislation or regulations and customer requirements that could negatively affect us as we may incur additional costs or be required to make changes to our operations in order to comply with any new regulations or customer requirements. Legislation or regulations that potentially impose restrictions, caps, taxes, or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels such as those used in the Company's trucks, could adversely affect our operations and financial results. More specifically, legislative or regulatory actions relating to climate change could adversely impact the Company by increasing our fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades.

We believe we are currently in material compliance with applicable laws and regulations and that the cost of compliance has not materially affected results of operations. However, future changes to laws or regulations may adversely affect our operations and could result in unforeseen costs to our business.

Seasonality

Generally, demand for our value-added services delivered to existing customers increases during the second calendar quarter of each year as a result of the automotive industry's spring selling season. Conversely, such demand generally decreases during the third quarter of each year due to the impact of scheduled OEM customer plant shutdowns in July for vacations and changeovers in production lines for new model years.

Our value-added services business is also impacted in the fourth quarter by plant shutdowns during the December holiday period. Prolonged adverse weather conditions, particularly in winter months, can also adversely impact margins due to productivity declines and related challenges meeting customer service requirements.

Additionally, our transportation services business, excluding dedicated transportation tied to specific customer supply chains, is generally impacted by decreased activity during the post-holiday winter season and, in certain states during hurricane season, because some shippers reduce their shipments and inclement weather impedes trucking operations or underlying customer demand.

Available Information

We make available free of charge on or through our website, www.universallogistics.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (SEC). The contents of our website are not incorporated into this filing.

ITEM 1A: RISK FACTORS

Set forth below, and elsewhere in this Report and in other documents we file with the SEC, are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this Report or our other filings with the SEC or in oral presentations such as telephone conferences open to the public. You should carefully consider the following factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our Consolidated Financial Statements and related Notes in Item 8.

Risks Related to Our Industry

Our business is subject to general economic and business factors that are largely beyond our control, any of which could have a material adverse effect on our operating results.

Our business is dependent upon a number of general economic and business factors that may adversely affect our results of operations. These factors include significant increases or rapid fluctuations in fuel prices, excess capacity in the transportation and logistics industry, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees, insurance premiums, self-insurance levels, and difficulty in attracting and retaining qualified drivers and independent contractors.

We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address any downward pricing pressures or other factors that may adversely affect our ability to compete with other carriers.

We are affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries, such as the automotive industry, where we have a significant concentration of customers. Economic conditions may also adversely affect our customers and their ability to pay for our services.

Deterioration in the United States and world economies could exacerbate any difficulties experienced by our customers and suppliers in obtaining financing, which, in turn, could materially and adversely impact our business, financial condition, results of operations and cash flows.

The Trump administration has stated its intention to impose new or increased tariff rates on imported goods from a number of countries, including China, Canada, Mexico, and the E.U. Such trade policies and tariff implementations, and any related retaliatory trade policies and tariff implementations by foreign governments, may result in decreased shipping volumes and have an adverse impact on our revenues and results of operations.

We operate in the highly competitive and fragmented transportation and logistics industry, and our business may suffer if we are unable to adequately address factors that may adversely affect our revenue and costs relative to our competitors.

Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

- we compete with many other truckload carriers and logistics companies of varying sizes, some of which have more equipment, a broader coverage network, a wider range of services and greater capital resources than we do;

- some of our competitors periodically reduce their rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase rates, maintain our operating margins, or maintain significant growth in our business;

- many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers and, in some instances, we may not be selected;

- some companies hire lead logistics providers to manage their logistics operations, and these lead logistics providers may hire logistics providers on a non-neutral basis which may reduce the number of business opportunities available to us;

- many customers periodically accept bids from multiple carriers and providers for their shipping and logistic service needs, and this process may result in the loss of some of our business to competitors and/or price reductions;

- the trend toward consolidation in the trucking and third-party logistics industries may create other large providers with greater financial resources and other competitive advantages relating to their size and with whom we may have difficulty competing;

- advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher rates to cover the cost of these investments;

- competition from Internet-based and other brokerage companies may adversely affect our relationships with our customers and freight rates;

- economies of scale that may be passed on to smaller providers by procurement aggregation providers may improve the ability of smaller providers to compete with us;

- some areas of our service coverage require trucks with engines no older than 2011 in order to comply with environmental rules; and

- an inability to continue to access capital markets to finance equipment acquisition could put us at a competitive disadvantage.

We may be adversely impacted by fluctuations in the price and availability of diesel fuel.

Diesel fuel represents a significant operating expense for the Company, and we do not currently hedge against the risk of diesel fuel price increases. An increase in diesel fuel prices or diesel fuel taxes, or any change in federal or state regulations that results in such an increase, could have a material adverse effect on our operating results to the extent we are unable to recoup such increases from customers in the form of increased freight rates or through fuel surcharges. Historically, we have been able to offset, to a certain extent, diesel fuel price increases through fuel surcharges to our customers, but we cannot be certain that we will be able to do so in the future. We continuously monitor the components of our pricing, including base freight rates and fuel surcharges, and address individual account profitability issues with our customers when necessary. While we have historically been able to adjust our pricing to help offset changes to the cost of diesel fuel through changes to base rates and/or fuel surcharges, we cannot be certain that we will be able to do so in the future.

Difficulty in attracting drivers could affect our profitability and ability to grow.

The transportation industry routinely experiences difficulty in attracting and retaining qualified drivers, including independent contractors, resulting in intense competition for drivers. We have from time to time experienced under-utilization and increased expenses due to a shortage of qualified drivers. If we are unable to attract drivers when needed or contract with independent contractors when needed, we could be required to further adjust our driver compensation packages, increase driver recruiting efforts, or let trucks sit idle, any of which could adversely affect our growth and profitability.

Purchase price increases for new revenue equipment and/or decreases in the value of used revenue equipment could have an adverse effect on our results of operations, cash flows and financial condition.

During the last decade, the purchase price of new revenue equipment has increased significantly as equipment manufacturers recover increased materials costs and engine design costs resulting from compliance with increasingly stringent EPA engine emission standards. Additional EPA emission mandates in the future could result in higher purchase prices of revenue equipment which could result in higher than anticipated depreciation expenses. If we were unable to offset any such increase in expenses with freight rate increases, our cash flows and results of operations could be adversely affected. If the market price for used equipment continues to decline, then we could incur substantial losses upon disposition of our revenue equipment which could adversely affect our results of operations and financial condition.

We have significant ongoing capital requirements that could affect our liquidity and profitability if we are unable to generate sufficient cash from operations or obtain sufficient financing on favorable terms.

The transportation and logistics industry is capital intensive. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into unfavorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a material adverse effect on our profitability.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

The FMCSA and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, drug and alcohol testing, safety and insurance requirements. Our owner-operators must comply with the safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing and hours-of-service. There also are regulations specifically relating to the trucking industry, including testing and specifications of equipment and product handling requirements. These measures could disrupt or impede the timing of our deliveries and we may fail to meet the needs of our customers. The cost of complying with these regulatory measures, or any future measures, could have a materially adverse effect on our business or results of operations.

A determination that independent contractors are employees could expose us to various liabilities and additional costs.

Federal and state legislators and other regulatory authorities, as well as independent contractors themselves, often seek to assert that independent contractors in the transportation services industry are employees rather than independent contractors. An example of such legislation enacted in California is now enforceable against trucking companies. There can be no assurance that interpretations that support the independent contractor status will not change, that other federal or state legislation will not be enacted or that various authorities will not successfully assert a position that re-classifies independent contractors to be employees. If our independent contractors are determined to be our employees, that determination could materially increase our exposure under a variety of federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. In addition, such changes may be applied retroactively, and if so, we may be required to pay additional amounts to compensate for prior periods. Any of the above increased costs would adversely affect our business and operating results.

We may incur additional operating expenses or liabilities as a result of potential future requirements to address climate change issues.

Federal, state, and local governments, as well as some of our customers, are beginning to respond to global warming issues. This increased focus on sustainability may result in new legislation or regulations and customer requirements that could negatively affect us as we may incur additional costs or be required to make changes to our operations in order to comply with any new regulations or customer requirements. Legislation or regulations that potentially impose restrictions, caps, taxes, or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels such as those used in the Company's trucks, could adversely affect our operations and financial results. More specifically, legislative, or regulatory actions related to climate change could adversely impact the Company by increasing our fuel costs and reducing fuel efficiency and could result in the creation of substantial additional capital expenditures and operating costs in the form of taxes, emissions allowances, or required equipment upgrades. Any of these factors could impair our operating efficiency and productivity and result in higher operating costs. In addition, revenues could decrease if we are unable to meet regulatory or customer sustainability requirements. These additional costs, changes in operations, or loss of revenues could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Business

Our revenue is largely dependent on North American automotive industry production volume and may be negatively affected by future downturns in North American automobile production.

A significant portion of our larger customers are concentrated in the North American automotive industry. During 2024, 47% of our revenues were derived from customers in the North American automotive industry. Our business and growth largely depend on continued demand for its services from customers in this industry. Any future downturns in North American automobile production, which also impacts our steel and other metals customers, could similarly affect our revenues in future periods.

Our business derives a large portion of revenue from a few major customers, and the loss of any one or more of them as customers, or a reduction in their operations, could have a material adverse effect on our business.

A large portion of our revenue is generated from a limited number of major customers concentrated in the automotive, railroad, retail and consumer goods, steel and other metals, energy and manufacturing industries. Our top 10 customers accounted for approximately 56% of our operating revenues during 2024. Our contracts with customers generally contain cancellation clauses, and there can be no assurance that these customers will continue to utilize our services or that they will continue at the same levels. Further, there can be no assurance that these customers will not be affected by a future downturn in demand, which would result in a reduction in their operations and corresponding need for our services. Moreover, our customers may individually lose market share, apart from general economic trends. If our major customers lose U.S. market share, they may have less need for services. A reduction in or termination of services by one or more of our major customers could have a material adverse effect on our business and results of operations.

If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.

We are highly dependent upon the services of our key employees and executive officers. The loss of any of their services could have a material adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure that we will be able to do so.

A significant labor dispute that involves one of our customers or that could otherwise affect our operations could reduce our revenues and harm our profitability.

Our largest customers employ a substantial number of workers who are members of industrial trade unions, and their employment is subject to the terms of collective bargaining agreements. Strikes, work stoppages, slowdown or similar such actions in the future could negatively impact our revenue and profitability. A labor dispute involving another supplier to our customers that results in a slowdown or closure of our customers' plants where we provide services could also have a material adverse effect on our business.

Significant increases in labor costs as a result of the renegotiation of our collective bargaining agreements could be harmful to our business and our profitability.

As of December 31, 2024, approximately 46% of our employees were members of unions and subject to collective bargaining agreements. Subject to a few exceptions, each of our unionized facilities has a separate agreement with the union that generally represents the workers at only that facility. Any work stoppages or slowdowns by our employees could affect our ability to meet our customers' needs, and customers may do more business with our competitors if they believe that such actions may adversely affect our ability to provide our services. We may face the permanent loss of customers if we are unable to provide uninterrupted services. The terms of our future collective bargaining agreements may also affect our competitive position and results of operations.

The conflicts in Ukraine and the Middle East, expansion of such conflicts to other areas or similar conflicts, as well as the rising tensions between China and Taiwan, could adversely impact our business and financial results

We do not have any direct operations in Russia, Belarus, Ukraine, the Middle East, China, or Taiwan, but we may be affected by the broader consequences of the conflicts, or expansion of such conflicts to other areas or countries or similar conflicts elsewhere. The potential implications include increased tariffs, inflation, supply chain disruption, reduced access to parts for our revenue equipment, embargoes, geopolitical shifts, reduced access to diesel fuel, higher energy prices, and other effects on the global economy. The magnitude of these risks cannot be predicted, including the extent to which the conflicts may heighten other risk factors. Ultimately, these factors could materially and adversely affect the results of our operations.

Ongoing insurance and claims expenses could significantly reduce our earnings and cash flows.

Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings and cash flows. We are self-insured for health and workers' compensation insurance coverage up to certain limits. If medical costs continue to increase, or if the severity or number of claims increase, and if we are unable to offset the resulting increases in expenses with higher freight rates, our earnings could be materially and adversely affected.

We face litigation risks that could have a material adverse effect on the operation of our business.

We face litigation risks regarding a variety of issues, including without limitation, accidents involving our trucks and employees, alleged violations of federal and state labor and employment laws, securities laws, environmental liability, and other matters. These proceedings may be time-consuming, expensive, and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. In recent years, several insurance companies have stopped offering coverage to trucking companies as a result of increases in the severity of automobile liability claims and higher costs of settlements and verdicts. Recent jury awards in the trucking industry have reached into the tens and even hundreds of millions of dollars. Trends in such awards, commonly referred to as nuclear verdicts, could adversely affect our ability to obtain suitable insurance coverage or could significantly increase our cost for obtaining such coverage, which would adversely affect our financial condition, results of operations, liquidity, and cash flows. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity, and cash flows.

We have substantial fixed costs and, as a result, our operating income fluctuates disproportionately with changes in our net sales.

A significant portion of our expenses are fixed costs that neither increase nor decrease proportionately with our sales. There can be no assurance that we would be able to reduce our fixed costs proportionately in response to a decline in our sales; therefore, our competitiveness could be significantly impacted. As a result, a decline in our sales would result in a higher percentage decline in our income from operations and net income.

Our existing and future indebtedness could limit our flexibility in operating our business or adversely affect our business and our liquidity position.

We have outstanding indebtedness, and our debt may fluctuate from time to time in the future for various reasons, including changes in the results of our operations, capital expenditures, and potential acquisitions. Our current indebtedness, as well as any future indebtedness, could, among other things:

- impair our ability to obtain additional future financing for working capital, capital expenditures, acquisitions, or general corporate expenses;

- limit our ability to use operating cash flow in other areas of our business due to the necessity of dedicating a substantial portion of these funds for payments on our indebtedness;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- make it more difficult for us to satisfy our obligations;

- increase our vulnerability to general adverse economic and industry conditions; and

- place us at a competitive disadvantage compared to our competitors.

Our ability to make scheduled payments on, or to refinance, our debt and other obligations will depend on our financial and operating performance, which, in turn, is subject to our ability to implement our strategic initiatives, prevailing economic conditions and certain financial, business, and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt service and other obligations, we may be forced to reduce or delay expansion plans and capital expenditures, sell material assets or operations, obtain additional capital, or restructure our debt. We cannot provide any assurance that our operating performance, cash flow and capital resources will be sufficient to pay our debt obligations when they become due. We also cannot provide assurance that we would be able to dispose of material assets or operations or restructure our debt or other obligations if necessary or, even if we were able to take such actions, that we could do so on terms that are acceptable to us.

Disruptions in the credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements and our ability to meet long-term commitments, which could adversely affect our results of operations, cash flows and financial condition.

If cash from operations is not sufficient, we may be required to rely on the capital and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as have been experienced during recent years, could adversely affect our ability to draw on our revolving credit facilities. Our access to funds under the credit facilities is dependent on the ability of banks to meet their funding commitments. A bank may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged, which could adversely affect our growth and profitability.

Our results of operations may be affected by seasonal factors.

Our productivity may decrease during the winter season when severe winter weather impedes operations. Also, some shippers may reduce their shipments after the winter holiday season. At the same time, operating expenses may increase, and fuel efficiency may decline due to engine idling during periods of inclement weather. Harsh weather conditions generally also result in higher accident frequency, increased freight claims, and higher equipment repair expenditures. Generally, demand for our value-added services delivered to existing customers increases during the second calendar quarter of each year as a result of the automotive industry's spring selling season and decreases during the third quarter of each year due to the impact of scheduled OEM customer plant shutdowns in July for vacations and changeovers in production lines for new model years. Our value-added services business is also impacted in the fourth quarter by plant shutdowns during the December holiday period.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination could occur. In prior years, we also maintained bulk fuel storage and fuel islands at two of our facilities. Our operations may involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

Our business may be disrupted by natural disasters and severe weather conditions causing supply chain disruptions.

Natural disasters such as fires, earthquakes, tsunamis, hurricanes, tornadoes, floods or other adverse weather and climate conditions, whether occurring in the United States or abroad, could disrupt our operations or the operations of our customers or could damage or destroy infrastructure necessary to transport products as part of the supply chain. Specifically, these events may damage or destroy or assets, disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, and affect regional economies. As a result, these events could make it difficult or impossible for us to provide logistics and transportation services; disrupt or prevent our ability to perform functions at the corporate level; and/or otherwise impede our ability to continue business operations in a continuous manner consistent with the level and extent of business activities prior to the occurrence of the unexpected event, which could adversely affect our business and results of operations or make our results more volatile.

Our business may be harmed by public health crises, terrorist attacks, future war, or anti-terrorism measures.

The rapid or unrestricted spread of a contagious illness such as COVID-19, or the fear of such an event, could significantly disrupt global and domestic supply chains for our customers or result in various travel restrictions, any of which could have a material adverse effect on our business and results of operations. The duration of the current disruption in supply chains, and whether the magnitude of the disruption will change, are currently unknown. In addition, in order to prevent terrorist attacks, federal, state, and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Our international operations in Canada and Mexico may be affected significantly if there are any disruptions or closures of border traffic due to security measures. Such measures may have costs associated with them, which, in connection with the transportation services we provide, we or our owner-operators could be forced to bear. Further, a public health crisis, terrorist attack, war, or risk of such an event also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenue or restrict our future growth. Instability in the financial markets as a result of a health pandemic, terrorism or war also could affect our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or such coverage could be unavailable in the future.

We may be unable to successfully integrate the businesses we acquire into our operations.

Integrating acquired companies may involve unanticipated delays, costs or other operational or financial problems. Successful integration of the businesses we acquire depends on a number of factors, including our ability to transition acquired companies to our management information systems. In integrating acquired businesses, we may not achieve expected economies of scale or profitability or realize sufficient revenues to justify our investment. We also face the risk that an unexpected problem at one of the acquired companies will require substantial time and attention from senior management, diverting management's attention from other aspects of our business. We cannot be certain that our management and operational controls will be able to support us as we grow.

Our information technology systems are subject to certain cyber risks and disasters that are beyond our control.

We depend heavily on the proper functioning and availability of our information, communications, and data processing systems, including operating and financial reporting systems, in operating our business. Our systems and those of our technology and communications providers are vulnerable to interruptions caused by natural disasters, power loss, telecommunication and internet failures, cyber-attack, and other events beyond our control. Accordingly, information security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us.

We have been, and in the future may be, subject to cybersecurity and malware attacks and other intentional hacking. Any failure to identify and address or to prevent a cyber- or malware-attack could result in service interruptions, operational difficulties, loss of revenues or market share, liability to our customers or others, the diversion of corporate resources, injury to our reputation and increased service and maintenance costs.

Although our information systems are protected through physical and software security as well as redundant backup systems, they remain susceptible to cyber security risks. Some of our software systems are utilized by third parties who provide outsourced processing services which may increase the risk of a cyber-security incident. We have invested and continue to invest in technology security initiatives, employee training, information technology risk management and disaster recovery plans. The development and maintenance of these measures is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Despite our efforts, we are not fully insulated from data breaches, technology disruptions or data loss, which could adversely impact our competitiveness and results of operations.

Any future successful cyber-attack or catastrophic natural disaster could significantly affect our operating and financial systems and could temporarily disrupt our ability to provide required services to our customers, impact our ability to manage our operations and perform vital financial processes, any of which could have a materially adverse effect on our business.

We are subject to certain risks arising from doing business in Mexico.

As we continue to grow our business in Mexico, we are subject to greater risks of doing business internationally. Those risks include but are not limited to the following:

- Fluctuations in foreign currencies;

- changes in the economic strength of Mexico;

- difficulties in enforcing contractual obligations and intellectual property rights;

- burdens of complying with a wide variety of international and U.S. export and import laws; and

- social, political, and economic instability.

We also face additional risks associated with our business in Mexico, including but not limited to the following:

- The adoption and enforcement of restrictive trade policies;

- the imposition of any import or export tariffs, taxes, duties, or fees;

- the safety and security of our employees and independent contractors, and the potential theft or vandalism of our revenue equipment; and

- potential disruptions or delays at border crossings due to immigration-related issues or other factors.

If we are unable to address business concerns related to our Mexican operations in a timely and cost-efficient manner, our financial position, results of operations, or cash flows could be adversely affected.

If we make acquisitions in the future, we may not successfully integrate the acquired company, which could have a materially adverse effect on our business.

Historically, acquisitions have been a part of our growth. If we experience any internal integration issues with the acquired companies, they may negatively affect our results of operations. There is no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our historical growth rate could be materially and adversely affected. If we succeed in consummating future acquisitions, our business, financial condition and results of operations, may be materially adversely affected because:

- Some of the acquired businesses may not achieve anticipated revenue, earnings, or cash flows;

- We may assume liabilities that were not disclosed to us or otherwise exceed our estimates;

- We may be unable to integrate acquired businesses successfully, or at all, and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical, or financial problems;

- Acquisitions could disrupt our ongoing business, distract our management, and divert our resources;

- We may experience an increase in our customer concentration;

- We may experience difficulties operating in markets in which we have had no or only limited direct experience;

- We may incur transaction costs and acquisition-related integration costs;

- We could lose customers, employees, and drivers of any acquired company;

- We may experience potential future impairment charges, write-offs, write-downs, or restructuring charges; and

- We may incur indebtedness, issue dilutive equity securities, and/or incur large one-time expenses or charges.

Risks Related to Our Common Stock

Our public shareholders may have limited influence over our significant corporate actions.

Matthew T. Moroun, the Chairman of our Board of Directors, is the trustee of certain family trusts that collectively own greater than 50% of our outstanding shares. In this capacity, Mr. Moroun holds investment power over the shares in the family trusts. Frederick P. Calderone, a member of our Board of Directors, is the special trustee of the family trusts and, in that capacity, he exercises voting authority over the shares in the family trusts. The special trustee serves at the discretion of the trustee of the trusts, and members of the Moroun family are the beneficiaries of the trusts. Votes cast on behalf of the family trusts control any action requiring the general approval of our shareholders, including the election of our board of directors, the adoption of amendments to our articles of incorporation and bylaws, and the approval of any merger or sale of substantially all of our assets. This concentration of ownership could also limit the price that some investors might be willing to pay for shares of our common stock.

The interests of our controlling shareholders may conflict with those of the Company and our other shareholders.

The interests of the Moroun family trusts could conflict with the interests of Universal or our other shareholders. For example, the concentration of ownership in the trusts could delay, defer, or prevent a change of control of the Company that may otherwise be favorable to the Company and our other shareholders. The votes cast on behalf of the family trusts could also result in our entry into transactions or agreements that our other shareholders do not approve. Our controlling shareholders might also refrain from voting in favor of a transaction that would result in our other shareholders receiving consideration for our common stock that is much higher than its then-current market price. Any such decisions that may be made in the future by our controlling shareholders will be in their absolute discretion, subject to applicable laws and fiduciary duties.

Because we are a "controlled company" under NASDAQ rules, we are not subject to certain corporate governance standards that apply to other publicly traded companies.

The NASDAQ rules state that a controlled company is one in which more than 50% of the voting power is held by another person or group of persons acting together. A controlled company may elect not to comply with certain corporate governance requirements, including:

- a majority of the board of directors consist of independent directors;

- a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

We are a controlled company under these rules, and these requirements will not apply to us as long as we retain that status. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Our stock trading volume may not provide adequate liquidity for investors.

Although shares of our common stock are traded on the NASDAQ Global Market, the average daily trading volume in our common stock is less than that of other larger transportation and logistics companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the daily average trading volume of our common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of our common stock. Additionally, low trading volumes may limit a shareholder's ability to sell shares of our common stock.

We may change our dividend policy at any time.

The declaration and amount of any future dividends, including the payment of special dividends, is dependent on multiple factors, including our financial performance and capital needs, and is subject to the discretion of the Board of Directors. Our Board may, in its discretion, determine to cut, cancel, or eliminate our dividend and, therefore, the declaration of any dividend, at any frequency, as it is not assured. Each quarter, the Board considers whether the declaration of a dividend is in the best interest of our shareholders and in compliance with applicable laws and agreements. Although we expect to continue to pay dividends to holders of our common stock, we have no obligation to do so, and our dividend policy may change at any time without notice. Future dividends may also be affected by factors that our Board deems relevant, including our potential future capital requirements for investments, legal risks, changes in federal and state income tax laws, or corporate laws and contractual restrictions such as financial or operating covenants in our credit facilities. As a result, we may not pay dividends at the historical rate or at all.

Our articles of incorporation and bylaws have, and under Michigan law are subject to, provisions that could deter or prevent a change of control.

Our articles of incorporation and bylaws contain provisions that might enable our management to resist a proposed takeover of our Company. These provisions could discourage, delay, or prevent a change of control of our Company or an acquisition of our Company at a price that our shareholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our shareholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

- a requirement that special meetings of our shareholders may be called only by our Board of Directors, the Chairman of our Board of Directors, our Chief Executive Officer, or the holders of a majority of our outstanding common stock;

- advance notice requirements for shareholder proposals and nominations;

- the authority of our Board of Directors to issue, without shareholder approval, preferred stock with such terms as the Board of Directors may determine, including in connection with our implementation of any shareholders rights plan; and

- an exclusive forum bylaw provision requiring that any derivative action brought on behalf of the corporation, any action asserting a claim of breach of a legal or fiduciary duty and any similar claim under the Michigan Business Corporation Act or our articles of incorporation must be brought exclusively in the Circuit Court of the County of Macomb in the State of Michigan or the United States District Court for the Eastern District of Michigan, Southern Division.

In addition, certain provisions of Michigan law that apply to us could discourage or prevent a change of control or acquisition of our Company.

We identified a material weakness in our internal control over financial reporting that could have resulted in material misstatements in our financial statements and cause us to fail to meet our reporting and financial obligations.

As discussed in Part II, Item 9A "Management's Report on Internal Control Over Financial Reporting" later in this report, in the fourth quarter of 2024, we identified a material weakness in our internal control over financial reporting. The material weakness results from errors in our financial statement preparation and the accounting for non-routine transactions that created changes within our business. The primary cause of the errors was the need for additional technical accounting resources to allow us to accurately record and properly present our financial statements and related disclosures. We plan on remediating our material weakness, but our efforts may not be successful. To remediate the material weakness, we plan to enhance our internal staff of accounting and financial reporting employees with employees that have the requisite technical accounting knowledge. We also plan to expand our use of external consulting firms to provide advisory support for technical accounting guidance. We further intend to design and implement controls to formalize review procedures around the financial close process with appropriate segregation of duties. If we are unable to remediate the material weakness in an appropriate and timely manner, or if we identify additional control deficiencies that individually or together constitute significant deficiencies or material weaknesses, our ability to accurately record, process, and report financial information and consequently, our ability to prepare financial statements within required time periods, could be adversely affected. Failure to maintain effective internal control over financial reporting could result in violations of applicable securities laws and stock exchange listing requirements, subject us to litigation and investigations, negatively affect investor confidence in our financial statements, and adversely impact our stock price and ability to access capital markets.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 1C: CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF and AI Risk Management Framework). This does not mean that we meet any particular technical standards, specifications, or requirements, but only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Information about cybersecurity risks and our risk management processes is collected, analyzed and considered as part of our overall enterprise risk management program.

Key components of our cybersecurity risk management program include:

- risk assessments designed to help identify cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) architecture, implementation and monitoring of our security controls and infrastructure, and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

- cybersecurity awareness training of our employees, incident response personnel and senior management; and

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

At this time, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For an additional discussion of certain risks associated with cybersecurity see Item 1A, "Risk Factors" above.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program. The Audit Committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the Audit Committee, as necessary, regarding any significant cybersecurity incidents. The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity, and the full Board also receives a periodic briefing from management on our cyber risk management program.

Our Cybersecurity team, led by our Vice President of Cyber Security, is responsible for assessing and managing our material risks from cybersecurity threats. The team is led by individuals who, on a combined basis, have more than 30 years of IT and cybersecurity related experience across multiple industries. Our Vice President of Cyber Security has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and any retained external cybersecurity consultants.

Our Cybersecurity team is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include, among other things, briefings with internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in our IT environment.

ITEM 2:   PROPERTIES

Our headquarters, where we maintain our corporate administrative offices, are in Warren, Michigan. We own our corporate administrative offices, as well as 24 terminal yards and other properties in the following locations: Dearborn, Michigan; Romulus, Michigan; Compton, California; Riverside, California; Jacksonville, Florida; Garden City, Georgia; Savannah, Georgia; Harvey, Illinois; Gary, Indiana; Louisville, Kentucky; Albany, Missouri; South Kearny, New Jersey; Cleveland, Ohio; Columbus, Ohio; Reading, Ohio; York County, Pennsylvania; Wall, Pennsylvania; Mount Pleasant, South Carolina; Memphis, Tennessee; Dallas, Texas; Houston, Texas; Cloverdale, Virginia; and Clearfield, Utah.

As of December 31, 2024, we also leased 78 operating, terminal and yard, and administrative facilities in various U.S. cities located in 24 states, in Windsor, Ontario; and in Monterrey, Mexico; San Luis Potosí, Mexico; and Toluca, Mexico. Generally, our facilities are utilized by our operating segments for various administrative, transportation-related or value-added services. We also deliver value-added services under our contract logistics segment inside or linked to 54 facilities provided by customers. Certain of our leased facilities are leased from entities controlled by our majority shareholders. These facilities are leased on either a month-to-month basis or extended terms. For more information on our lease arrangements, see Part II, Item 8: Notes 11, 13 and 16 to the Consolidated Financial Statements.

ITEM 3:   LEGAL PROCEEDINGS

The Company is involved in certain other claims and pending litigation arising from the ordinary conduct of business. We also provide accruals for claims within our self-insured retention amounts. Based on the knowledge of the facts, and in certain cases, opinions of outside counsel, in the Company's opinion the resolution of these claims and pending litigation will not have a material effect on our financial position, results of operations or cash flows. However, if we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition, results of operations or cash flows.

ITEM 4:   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5:   **MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information

Our common stock is traded on The NASDAQ Global Market under the symbol ULH.

As of March 7, 2025, there were approximately 50 record holders of our common stock, based upon data available to us from our transfer agent. We believe, however, that we have a significantly greater number of shareholders because a substantial number of our common shares are held at the Depository Trust & Clearing Corporation on behalf of our shareholders.

Dividends

We have a cash dividend policy that anticipates a regular dividend of $0.42 per share of common stock, payable in quarterly increments of $0.105 per share of common stock. In addition, under our current dividend policy, after considering the regular quarterly dividends made during the year, the Board of Directors also evaluates the potential declaration of an annual special dividend payable in the first quarter of each year. The Board of Directors did not declare a special dividend in the first quarter of 2025.

Currently, we anticipate continuing to pay cash dividends on a quarterly basis, but we cannot guarantee that such dividends will be paid in the future. Future dividend policy and the payment of dividends, if any, will be determined by the Board of Directors in light of circumstances then existing, including our earnings, financial condition and other factors deemed relevant by the Board of Directors.

Limitations on our ability to pay dividends are described under the section captioned "Liquidity and Capital Resources – Revolving Credit, Promissory Notes and Term Loan Agreements" in Item 7 of this Form 10-K.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" of this Annual Report for a presentation of compensation plans under which equity securities of the Company are authorized for issuance.

Purchases of Equity Securities by the Issuer

The following table provides information regarding the Company's purchases of its common stock during the period from September 29, 2024 to December 31, 2024, the Company's fourth fiscal quarter:

Fiscal Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet be Purchased Under the Plans or Program
Sept. 29, 2024 - Oct. 26, 2024	—	$ —	—	513,251
Oct. 27, 2024 - Nov. 23, 2024	—	—	—	513,251
Nov. 24, 2024 - Dec. 31, 2024	471 (1)	51.46	—	513,251
Total	471	$ 51.46	—	513,251

(1) Consists of 471 shares of common stock acquired on November 25, 2024 by the Company from an employee for $24,238 upon exercising its right of first refusal pursuant to a restricted stock bonus award agreement.

On July 29, 2021, the Company announced that it had been authorized to purchase up to 1,000,000 shares of its common stock from time to time in the open market. As of December 31, 2024, 513,251 shares remain available under this authorization. No specific expiration date has been assigned to the authorization.

Performance Graph

The graph below matches Universal Logistics Holdings, Inc.'s cumulative 5-year total shareholder return on common stock with the cumulative total returns of the NASDAQ Composite index and the NASDAQ Transportation index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2019 to December 31, 2024.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Universal Logistics Holdings, Inc., the NASDAQ Composite Index
and the NASDAQ Transportation Index

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Universal Logistics Holdings, Inc.	100.00	109.86	102.58	184.59	157.00	260.01
NASDAQ Composite	100.00	144.92	177.06	119.45	172.77	223.87
NASDAQ Transportation	100.00	106.29	120.41	97.55	130.87	133.76

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6:   **RESERVED**

ITEM 7:   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Overview

Universal Logistics Holdings, Inc. is a holding company whose subsidiaries provide a variety of customized transportation and logistics solutions throughout the United States and in Mexico, Canada and Colombia. Our operating subsidiaries provide a comprehensive suite of transportation and logistics solutions that allow our customers to reduce costs and manage their global supply chains more efficiently. We market our services through a direct sales and marketing network focused on selling our portfolio of services to large customers in specific industry sectors, through company-managed facilities, and through a contract network of agents who solicit freight business directly from shippers.

We operate, manage or provide services at 142 logistics locations in the United States, Mexico, Canada and Colombia and through our network of agents and owner-operators located throughout the United States and in Ontario, Canada. Fifty-four of our value-added service operations are located inside customer plants or distribution operations; the other facilities are generally located close to our customers' plants to optimize the efficiency of their component supply chains and production processes. Our facilities and services are often directly integrated into the production processes of our customers and represent a critical part of their supply chains. To support our flexible business model, we generally coordinate the duration of real estate leases associated with our value-added services with the end date of the related customer contract associated with such facility, or use month-to-month leases, in order to mitigate exposure to unrecovered lease costs.

We offer our customers a wide range of transportation services by utilizing a diverse fleet of tractors and trailing equipment provided by us, our owner-operators and third-party transportation companies. Our owner-operators provided us with 1,598 tractors and 709 trailers. We own 3,340 tractors, 5,051 trailers, 3,354 chassis and 107 containers. Our agents and owner-operators are independent contractors who earn a fixed commission calculated as a percentage of the revenue or gross profit they generate for us and who bring an entrepreneurial spirit to our business. Our transportation services are provided through a network of both union and non-union employee drivers, owner-operators, contract drivers, and third-party transportation companies.

As of December 31, 2024, we employed 10,821 people in the United States, Mexico, Canada, and Colombia, including 4,929 employees subject to collective bargaining agreements. We also engaged contract staffing vendors to supply an average of 88 additional personnel on a full-time-equivalent basis.

Our use of agents and owner-operators allows us to maintain both a highly flexible cost structure and a scalable business operation, while reducing investment requirements. These benefits are passed on to our customers in the form of cost savings and increased operating efficiency, while enhancing our cash generation and the returns on our invested capital and assets.

We believe that our flexible business model also offers us substantial opportunities to grow through a mixture of organic growth and acquisitions. We intend to continue our organic growth by recruiting new agents and owner-operators, expanding into new industry verticals and targeting further penetration of our key customers. We believe our integrated suite of transportation and logistics services, our network of facilities in the United States, Mexico, Canada, and Colombia, our long-term customer relationships and our reputation for operational excellence will allow us to capitalize on these growth opportunities. We also expect to continue to make strategic acquisitions of companies that complement our business model, as well as companies that derive a portion of their revenues from asset based operations.

We report our financial results in three distinct reportable segments, contract logistics, intermodal, and trucking. Operations aggregated in our contract logistics segment deliver value-added and/or dedicated transportation services to support in-bound logistics to industrial customers and major retailers on a contractual basis, generally pursuant to terms of one year or longer. Our intermodal segment is associated with local and regional drayage moves predominately coordinated by company-managed terminals using a mix of owner-operators, company equipment and third-party capacity providers (broker carriers). Operations included in our trucking segment are associated with individual freight shipments coordinated by our agents and company-managed terminals using a mix of owner-operators, company equipment and broker carriers.

Current Economic Conditions

As a leading provider of customized freight transportation and logistics solutions, our business can be impacted to varying degrees by factors beyond our control. The COVID-19 virus that emerged in 2020 affected economic activity broadly and customer sectors served by our industry. Labor and equipment shortages continue to present challenges to many transportation-related industries. Disruptions in supply chains for industrial materials and supplies have impacted some of the end-market activities that create demand for our services, and a significant labor dispute involving one or more of our customers could reduce our revenues and harm our profitability. We cannot predict how long these dynamics will last, or whether future challenges, if any, will adversely affect our results of operations.

Additionally, economic inflation can have a negative impact on our operating costs, and any economic recession could depress activity levels and adversely affect our results of operations. A prolonged period of inflationary pressures could cause interest rates, equipment, maintenance, labor and other operating costs to continue to increase. If the Company is unable to offset rising costs through corresponding customer rate increases, such increases could adversely affect our results of operations. However, the pricing environment generally becomes more competitive during economic downturns, which may, as it has in the past, affect our ability to obtain price increases from customers both during and following such periods. Also, an economic recession could depress customer demand for transportation services.

Factors Affecting Our Revenues

Operating Revenues. We generate substantially all of our revenues through fees charged to customers for the transportation of freight and for the customized logistics services we provide. We also derive revenue from fuel surcharges, where separately identifiable, loading and unloading activities, equipment detention, container management and storage and other related services. Operations in our intermodal and trucking segments are associated with individual freight shipments coordinated by our agents and company-managed terminals. In contrast, our contract logistics segment delivers value-added services and/or transportation services to specific customers on a dedicated basis, generally pursuant to contract terms of one year or longer. Our segments are further distinguished by the amount of forward visibility we have into pricing and volumes, and also by the extent to which we dedicate resources and company-owned equipment.

Our truckload, intermodal and brokerage revenues are primarily influenced by fluctuations in freight volumes and shipping rates. The main factors that affect these are competition, available truck capacity, and economic market conditions. Our value-added and dedicated transportation business is substantially driven by the level of demand for outsourced logistics services. Major factors that affect our revenues include changes in manufacturing supply chain requirements, production levels in specific industries, pricing trends due to levels of competition and resource costs in logistics and transportation, and economic market conditions.

We recognize revenue as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to receive in exchange for its services. For our transportation services businesses, which include truckload, brokerage, intermodal and dedicated services, revenue is recognized over time as the performance obligations on the in-transit services are completed. For the Company's value-added service businesses, we have elected to use the "right to invoice" practical expedient, reflecting that a customer obtains the benefit associated with value-added services as they are provided. For additional information on revenue recognition, see Item 8, Note 3 to the Consolidated Financial Statements.

Factors Affecting Our Expenses

Purchased transportation and equipment rent. Purchased transportation and equipment rent represents the amounts we pay to our owner-operators or other third party equipment providers to haul freight and, to the extent required to deliver certain logistics services, the cost of equipment leased under short-term contracts from third parties. The amount of the purchased transportation we pay to our owner-operators is primarily based on contractually agreed-upon rates for each load hauled, net of any rental income we receive by leasing our trailers to owner-operators. The expense also includes the amount of fuel surcharges, where separately identifiable, that we receive from our customers and pass through to our owner-operators. Our strategy is to maintain a highly flexible business model that employs a cost structure that is mostly variable in nature. As a result, purchased transportation and equipment rent is the largest component of our costs and increases or decreases proportionately with changes in the amount of revenue generated by our owner-operators and other third party providers and with the production volumes of our customers. We recognize purchased transportation and equipment rent as the services are provided.

Direct personnel and related benefits. Direct personnel and related benefits include the salaries, wages and fringe benefits of our employees, as well as costs related to contract labor utilized in selling and operating activities. These costs are a significant component of our cost structure and increase or decrease proportionately with the expansion, addition or closing of operating facilities. As of December 31, 2024, approximately 46% of our employees were subject to collective bargaining agreements. Any changes in union agreements will affect our personnel and related benefits cost. The operations in the United States and Canada that are subject to collective bargaining agreements have separate, individualized agreements with several different unions that represent employees in these operations. While there are some facilities with multiple unions, each collective bargaining agreement with each union covers a single facility for that union. Such agreements have expiration dates that are generally independent of other collective bargaining agreements and include economics and operating terms tailored to the specific operational requirements of a customer. Our operation in Mexico provides competitive compensation within the Mexican statutory framework for managerial and supervisory personnel.

Operating supplies and expenses. These expenses include items such as fuel, tires and parts repair items primarily related to the maintenance of company owned and leased tractors, trailers and lift equipment, as well as licenses, dock supplies, communication, utilities, operating taxes and other general operating expenses. Because we maintain a flexible business model, our operating expenses generally relate to equipment utilization, fluctuations in customer demand and the related impact on our operating capacity. Our transportation services provided by company owned equipment depend on the availability and pricing of diesel fuel. Although we often include fuel surcharges in our billing to customers to offset increases in fuel costs, other operating costs have been, and may continue to be, impacted by fluctuating fuel prices. We recognize these expenses as they are incurred and the related income as it is earned.

Commission expense. Commission expense represents the amount we pay our agents for generating shipments on our behalf. The commissions we pay to our agents are generally established through informal oral agreements and are based on a percentage of revenue or gross profit generated by each load hauled. Traditionally, commission expense increases or decreases in proportion to the revenues generated through our agents. We recognize commission expense at the time we recognize the associated revenue.

Occupancy expense. Occupancy expense includes all costs related to the lease and tenancy of terminals and operating facilities, except utilities, unless such costs are otherwise covered by our customers. Although occupancy expense is generally related to fluctuations in overall customer demand, our contracting and pricing strategies help mitigate the cost impact of changing production volumes. To minimize potential exposure to inactive or underutilized facilities that are dedicated to a single customer, we strive where possible to enter into lease agreements that are coterminous with individual customer contracts, and we seek contract pricing terms that recover fixed occupancy costs, regardless of production volume. Occupancy expense may also include certain lease termination and related occupancy costs that are accelerated for accounting purposes into the fiscal year in which such a decision was implemented.

General and administrative expense. General and administrative expense includes the salaries, wages and benefits of administrative personnel, related support costs, taxes (other than income and property taxes), adjustments due to foreign currency transactions, bad debt expense, and other general expenses, including gains or losses on the sale or disposal of assets. These expenses are generally not directly related to levels of operating activity and may contain other expenses related to general business operations. We recognize general and administrative expense when it is incurred.

Insurance and claims. Insurance and claims expense represents our insurance premiums and the accruals we make for claims within our self-insured retention amounts. Our insurance premiums are generally calculated based on a mixture of a percentage of line-haul revenue and the size of our fleet. Our accruals have primarily related to cargo and property damage claims. We may also make accruals for personal injuries and property damage to third parties, physical damage to our equipment, general liability and workers' compensation claims if we experience a claim in excess of our insurance coverage. To reduce our exposure to non-trucking use liability claims (claims incurred while the vehicle is being operated without a trailer attached or is being operated with an attached trailer which does not contain or carry any cargo), we require our owner-operators to maintain non-trucking use liability coverage, which the industry refers to as deadhead bobtail coverage, of $2.0 million per occurrence. Our exposure to liability associated with accidents incurred by other third party providers who haul freight on our behalf is reduced by various factors including the extent to which they maintain their own insurance coverage. Our insurance expense varies primarily based upon the frequency and severity of our accident experience, insurance rates, our coverage limits and our self-insured retention amounts.

Depreciation and amortization. Depreciation and amortization expense relates primarily to the depreciation of owned tractors, trailers, computer and operating equipment, and buildings as well as the amortization of the intangible assets recorded for our acquired customer contracts and customer and agent relationships. We estimate the salvage value and useful lives of depreciable assets based on current market conditions and experience with past dispositions.

Operating Revenues

For financial reporting, we broadly group our services into the following categories: truckload services, brokerage services, intermodal services, dedicated services and value-added services. Our truckload, brokerage and intermodal services are associated with individual freight shipments coordinated by our agents and company-managed terminals, while our dedicated and value-added services are provided to specific customers on a contractual basis, generally pursuant to contract terms of one year or longer. The following table sets forth operating revenues resulting from each of these service categories for the years ended December 31, 2024, 2023 and 2022, presented as a percentage of total operating revenues:

	Years ended December 31,		
	2024	2023	2022
Operating revenues:			
Truckload services	12.7%	12.9%	11.4%
Brokerage services	9.8	14.7	18.3
Intermodal services	16.3	22.5	29.4
Dedicated services	18.6	20.7	16.1
Value-added services	42.6	29.2	24.8
Total operating revenues	100.0%	100.0%	100.0%

Results of Operations

2024 Compared to 2023

The following table sets forth items derived from our Consolidated Statements of Income for the years ended December 31, 2024 and 2023:

(Dollars in millions)	2024 $	2024 %	2023 $	2023 %	Percent Change in Dollar Amount %
Operating revenues	$ 1,846,035	100.0%	$ 1,662,139	100.0%	11.1%
Operating expenses:					
Purchased transportation and equipment rent	482,948	26.2	571,213	34.4	(15.5)
Direct personnel and related benefits	583,251	31.6	542,779	32.7	7.5
Operating supplies and expenses	295,558	16.0	170,994	10.3	72.8
Commission expense	27,285	1.5	31,370	1.9	(13.0)
Occupancy expense	44,209	2.4	44,301	2.7	(0.2)
General and administrative	55,323	3.0	51,839	3.1	6.7
Insurance and claims	26,441	1.4	27,163	1.6	(2.7)
Depreciation and amortization	124,188	6.7	77,036	4.6	61.2
Impairment expense	3,720	0.2	—	—	n/m
Total operating expenses	1,642,923	89.0	1,516,695	91.2	8.3
Income from operations	203,112	11.0	145,444	8.8	39.6
Interest (expense), net	(30,207)	(1.6)	(22,753)	(1.4)	32.8
Other non-operating income	837	0.0	1,608	0.1	(47.9)
Income before income taxes	173,742	9.4	124,299	7.5	39.8
Income tax expense	43,835	2.4	31,398	1.9	39.6
Net income	$ 129,907	7.0%	$ 92,901	5.6%	39.8%

Operating revenues. The overall increase in operating revenues was primarily due to an increase in our contract logistics segment revenues. This increase was partially offset by decreases in our transactional transportation-related services. Contract logistics segment revenues in 2024 included $228.0 million attributable to our specialty development project in Stanton, TN, which was completed during the year, and an additional $59.5 million from the fourth quarter acquisition of Parsec. Operating revenues included separately-identified fuel surcharges of $97.1 million in the year ended December 31, 2024, compared to $118.3 million in the year ended December 31, 2023. Also included in operating revenues were other accessorial charges such as detention, demurrage and storage, which totaled $34.1 million during the year ended December 31, 2024, compared to $58.1 million one year earlier.

Purchased transportation and equipment rent. Purchased transportation and equipment rent generally increases or decreases in proportion to the revenues generated through owner-operators and other third party providers. These fluctuations are generally correlated with changes in demand for transactional transportation-related services. The absolute decrease in purchased transportation and equipment rental costs was primarily the result of an overall decrease in transactional transportation-related services. In the year ended December 31, 2024, transactional transportation-related service revenues decreased 14.0% compared to the prior year.

Direct personnel and related benefits. Trends in direct personnel and benefit costs are generally correlated with changes in operating facilities and headcount requirements and, therefore, fluctuate correspondingly with the level of demand for our staffing needs in our contract logistics segment, which includes value-added services and dedicated transportation, as well as the use of employee drivers in certain of our intermodal operations. The increase in the year ended December 31, 2024, was due to an increase in headcount in our contract logistics businesses primarily due to the acquisition of Parsec. While generalizations about the impact of personnel and related benefits costs are difficult, we manage compensation and staffing levels, including the use of contract labor, to maintain target economics based on near-term projections of demand for our services.

Operating supplies and expenses. Operating supplies and expenses include items such as fuel, maintenance, cost of materials, communications, utilities and other operating expenses, and generally relate to fluctuations in customer demand. The main element driving the change was an increase in the expenses incurred in connection with the previously announced contract logistics specialty development project.

Commission expense. Commission expense decreased due to decreased revenue in our agency-based truckload business.

Occupancy expense. The decrease in occupancy expense was attributable to a decrease in building rents. This was partially offset by an increase in property taxes.

General and administrative. The increase in general and administrative expense was primarily due to an increase in salaries, wages, benefits and bonuses.

Insurance and claims. The decrease in insurance and claims expense was primarily due to a decrease in auto liability claims expense.

Depreciation and amortization. The increase in depreciation and amortization expense resulted from a $38.3 million increase in depreciation expense and an $8.8 million increase in amortization expense. During the first half 2024, Universal revised the estimated useful life and salvage value of certain equipment, and these adjustments resulted in additional depreciation expense of $11.3 million during the period.

Impairment expense. The increase in impairment expense primarily relates to the goodwill impairment charges resulting from the closure of our company-managed brokerage operations.

Interest expense, net. The increase in net interest expense reflects an increase in our outstanding borrowings. As of December 31, 2024, our outstanding borrowings were $762.6 million compared to $386.4 million at December 31, 2023.

Other non-operating income. Other non-operating income decreased by $0.8 million in the year ended December 31, 2024 and included $0.8 million of pre-tax holding gain on marketable securities due to changes in fair value recognized in income.

Income tax expense. Our effective income tax rate was 25.2% in year ended December 31, 2024, compared to 25.3% in the year ended December 31, 2023. The increase in income taxes is primarily the result of an increase in taxable income.

2023 Compared to 2022

The following table sets forth items derived from our Consolidated Statements of Income for the years ended December 31, 2023 and 2022:

(Dollars in millions)	2023 $	2023 %	2022 $	2022 %	Percent Change in Dollar Amount %
Operating revenues	$ 1,662,139	100.0%	$ 2,015,456	100.0%	(17.5)%
Operating expenses:					
Purchased transportation and equipment rent	571,213	34.4	847,414	42.0	(32.6)
Direct personnel and related benefits	542,779	32.7	520,263	25.8	4.3
Operating supplies and expenses	170,994	10.3	177,440	8.8	(3.6)
Commission expense	31,370	1.9	40,288	2.0	(22.1)
Occupancy expense	44,301	2.7	41,286	2.0	7.3
General and administrative	51,839	3.1	48,924	2.4	6.0
Insurance and claims	27,163	1.6	22,749	1.1	19.4
Depreciation and amortization	77,036	4.6	76,657	3.8	0.5
Total operating expenses	1,516,695	91.2	1,775,021	88.1	(14.6)
Income from operations	145,444	8.8	240,435	11.9	(39.5)
Interest (expense), net	(22,753)	(1.4)	(16,156)	(0.8)	40.8
Other non-operating income	1,608	0.1	1,143	0.1	40.7
Income before income taxes	124,299	7.5	225,422	11.2	(44.9)
Income tax expense	31,398	1.9	56,790	2.8	(44.7)
Net income	$ 92,901	5.6%	$ 168,632	8.4%	(44.9)%

Operating revenues. The decrease in operating revenues was primarily due to decreased rates and volumes in our transactional transportation-related services, which includes truckload, brokerage, and intermodal services. Operating revenues included separately identified fuel surcharges of $118.3 million in 2023, compared to $168.6 million in 2022. Also included in operating revenues were other accessorial charges such as detention, demurrage and storage, which totaled $58.1 million during 2023 compared to $123.6 million one year earlier.

Purchased transportation and equipment rent. Purchased transportation and equipment rent generally increases or decreases in proportion to the revenues generated through owner-operators and other third party providers. These fluctuations are generally correlated with changes in demand for transactional transportation-related services. The absolute decrease in purchased transportation and equipment rental costs was primarily the result of an overall decrease in transactional transportation-related services. In 2023, transactional transportation-related service revenues decreased 30.1% compared to the prior year.

Direct personnel and related benefits. Trends in direct personnel and benefit costs are generally correlated with changes in operating facilities and headcount requirements and, therefore, fluctuate correspondingly with the level of demand for our staffing needs in our contract logistics segment, which includes value-added services and dedicated transportation, as well as the use of employee drivers in certain of our intermodal operations. The increase was due to the launch of new business wins and robust volumes experienced at our contract logistics operations during 2023. While generalizations about the impact of personnel and related benefits costs are difficult, we manage compensation and staffing levels, including the use of contract labor, to maintain target economics based on near-term projections of demand for our services.

Operating supplies and expenses. Operating supplies and expenses include items such as fuel, maintenance, cost of materials, communications, utilities and other operating expenses, and generally relate to fluctuations in customer demand. The main element driving the change was a decrease in other operating expenses including professional fees and bad debt expense. This was partially offset by an increase in vehicle and other maintenance.

Commission expense. Commission expense decreased due to decreased revenue in our agency-based truckload business and decreased revenue from our intermodal agents.

Occupancy expense. The increase in occupancy expense was attributable to an increase in building rents and property taxes.

General and administrative. The increase in general and administrative expense was primarily due to an increase in salaries and wages as well as professional fees.

Insurance and claims. The increase in insurance and claims expense was primarily due to a decrease in owner operator insurance deductions primarily related to the conversion of drivers in California to employees and an increase in auto liability insurance and claims expense. This was partially offset by a decrease in cargo claims. 2022 also included a $3.0 million credit to insurance and claims expense resulting from the favorable settlement of certain auto liability claims.

Depreciation and amortization. The increase in depreciation and amortization expense resulted from a $2.1 million increase in depreciation expense and was partially offset by a $1.7 million decrease in amortization expense. During 2022, Universal revised the estimated useful life and salvage value of certain equipment, and these adjustments resulted in additional depreciation expense of $9.7 million in 2022.

Interest expense, net. The increase in net interest expense reflects an increase in our outstanding borrowings as well as an increase in interest rates on our outstanding borrowings. As of December 31, 2023, our outstanding borrowings were $386.4 million compared to $382.9 million at December 31, 2022.

Other non-operating income (expense). Other non-operating income increased by $0.5 million in 2023 and included $0.2 million in realized gain on sales of marketable securities during the year.

Income tax expense. Our effective income tax rate was 25.3% in 2023 compared to 25.2% in 2022. The decrease in income taxes was primarily the result of a decrease in taxable income.

Segment Financial Results

We report our financial results in three distinct reportable segments: contract logistics, intermodal, and trucking, which are based primarily on the services each segment provides. This presentation reflects the manner in which management evaluates our operating segments, including an evaluation of economic characteristics and applicable aggregation criteria.

The following tables summarize information about our reportable segments for the years ended December 31, 2024, 2023 and 2022 (in thousands):

| | Operating Revenues | | |
| | December 31, | | |
	2024	2023	2022
Contract logistics	$ 1,129,658	$ 829,574	$ 823,934
Intermodal	308,744	382,610	622,615
Trucking	331,982	333,211	392,639
Other	75,651	116,744	176,268
Total operating revenues	$ 1,846,035	$ 1,662,139	$ 2,015,456

| | Income from Operations | | |
| | December 31, | | |
	2024	2023	2022
Contract logistics	$ 219,084	$ 127,752	$ 118,437
Intermodal	(27,741)	1,604	85,037
Trucking	20,963	17,258	27,564
Other	(9,194)	(1,170)	9,397
Total income from operations	$ 203,112	$ 145,444	$ 240,435

2024 Compared to 2023

In the contract logistics segment, which includes our value-added and dedicated services, operating revenues increased 36.2%. Contract logistics segment revenues in 2024 included $228.0 million attributable to our specialty development project in Stanton, TN, which was completed during the year, and an additional $59.5 million from the fourth quarter acquisition of Parsec. At the end of the fourth quarter 2024, we managed 90 value-added programs, including 20 new rail terminal operations compared to 71 in the prior year. Included in contract logistics segment revenues for the year ended December 31, 2024, were $36.3 million in separately identified fuel surcharges from dedicated transportation services, compared to $36.3 million in the same period last year. Income from operations increased $91.3 million and operating margin, as a percentage of revenue was 19.4% for the year ended December 31, 2024, compared to 15.4% in the year ended December 31, 2023.

Operating revenues in the intermodal segment decreased 19.3% primarily due to a decrease in the average operating revenue per load and the number of loads hauled. Included in intermodal segment revenues for the year ended December 31, 2024 were $40.7 million in separately identified fuel surcharges, compared to $56.5 million in the same period last year. Intermodal segment revenues also include other accessorial charges such as detention, demurrage and storage, which totaled $34.1 million during the year ended December 31, 2024 compared to $58.1 million in the year ended December 31, 2023. Load volumes declined 11.8%, while the average operating revenue per load, excluding fuel surcharges, fell 1.6% on a year-over-year basis. As a percentage of revenue, operating margin in the intermodal segment for the year ended December 31, 2024 was (9.0)%, compared to 0.4% one year earlier.

In the trucking segment, operating revenues decreased 0.4% primarily due to a decrease in the number of loads hauled. Trucking segment revenues included $101.3 million of brokerage services compared to $124.3 million during the same period last year. Also included in our trucking segment revenues were $20.0 million in separately identified fuel surcharges during the year ended December 31, 2024 compared to $25.5 million in fuel surcharges in the year ended December 31, 2023. On a year-over-year basis, load volumes declined 12.8%; however, the average operating revenue per load, excluding fuel surcharges, increased 14.7%, supported by our specialty, heavy-haul wind business. As a percentage of revenue, operating margin in the trucking segment for the year ended December 31, 2024, was 6.3% compared to 5.2% during the same period last year.

2023 Compared to 2022

In the contract logistics segment, which includes our value-added and dedicated services, operating revenues increased 0.7%. At the end of 2023, we managed 71 value-added programs compared to 63 at the end of 2022. Included in our contract logistics segment revenues for 2023 were $36.3 million in separately identified fuel surcharges from dedicated transportation services, compared to $41.7 million last year. Income from operations increased $9.3 million and operating margin, as a percentage of revenue was 15.4% for 2023, compared to 14.4% last year.

Operating revenues in the intermodal segment decreased 36.7% primarily due to decreases in the average revenue per load, excluding fuel surcharges and in the number of loads hauled. Included in intermodal segment revenues for 2023 were $56.5 million in separately identified fuel surcharges, compared to $92.3 million last year. Intermodal segment revenues also include other accessorial charges such as detention, demurrage and storage, which totaled $58.1 million during 2023 compared to $123.6 million one year earlier. The average operating revenue per load, excluding fuel surcharges, decreased 19.8% and load volumes fell an additional 14.3% on a year-over-year basis. As a percentage of revenue, operating margin in the intermodal segment for 2023 was 0.3%, compared to 14.1% one year earlier.

In the trucking segment, operating revenues decreased 15.1% primarily due to decreases in the average revenue per load, excluding fuel surcharges and in the number of loads hauled. Trucking segment revenues included $124.3 million of brokerage services compared to $168.3 million during the same period last year. Also included in our trucking segment revenues were $25.5 million in separately identified fuel surcharges during 2023 compared to $34.7 million in fuel surcharges last year. On a year-over-year basis, the average operating revenue per load, excluding fuel surcharges, decreased 3.8% while load volumes declined 10.9%. As a percentage of revenue, operating margin in the trucking segment for 2023 was 5.2% compared to 7.0% last year.

Liquidity and Capital Resources

Our primary uses of cash are working capital requirements, capital expenditures, dividend payments, share repurchases, and debt service requirements. Additionally, we may use cash for acquisitions and other investment and financing activities. Working capital is required principally to ensure we are able to run the business and have sufficient funds to satisfy maturing short-term debt and operational expenses. Our capital expenditures consist primarily of transportation equipment, investments in support of our value-added service operations and the expansion of our terminal network.

Historically, our primary source of liquidity has been cash flow from operations. In addition, we have a $400 million revolving credit facility maturing in September 30, 2027, and we may increase the available capacity by $200 million upon our request. At December 31, 2024, $89.1 million was available for borrowing.

Our UACL subsidiaries have credit facility maturing in September 30, 2027, which includes a $10 million revolver. At December 31, 2024, $10.0 million was available for borrowing.

We also finance the purchase of transportation equipment with equipment notes. The notes are secured by liens on specific vehicles and are generally payable in 60 monthly installments.

We also have a $165.4 million term loan facility that matures in April 2032, and it is secured by first-priority mortgages on specific parcels of owned real estate.

We also maintain a short-term line of credit secured by our portfolio of marketable securities. We did not have any amounts advanced against the line as of December 31, 2024, and the maximum available borrowings were $6.0 million.

We anticipate that cash generated from operations, together with amounts available under our credit facilities, will be sufficient to meet our requirements for the foreseeable future. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that we will obtain these funds through additional borrowings, equity offerings, or a combination of these potential sources of liquidity. Our ability to fund future operating expenses and capital expenditures, as well as our ability to meet future debt service obligations or refinance our indebtedness, will depend on our future operating performance, which will be affected by general economic, financial, and other factors beyond our control.

In 2024, our capital expenditures totaled $251.6 million. These expenditures primarily consisted of transportation equipment, investments in support of our value-added service operations and the expansion of our terminal network. In 2025, we expect our capital expenditures to be in the range of $190 million to $215 million.

The following table presents our cash and cash equivalents, marketable securities, and outstanding debt and the present value of our operating lease liabilities as of December 31 (in thousands):

	2024	2023
Cash and cash equivalents	$ 19,351	$ 12,511
Marketable securities	11,590	10,772
Outstanding debt	762,641	386,445
Present value of operating lease liabilities	79,351	93,618

Debt

At December 31, 2024, we were in compliance with all financial covenants under our credit agreements and the agreements governing our promissory notes. For additional information on our financing arrangements, see Item 8, Note 9 to the Consolidated Financial Statements.

Discussion of Cash Flows

At December 31, 2024, we had cash and cash equivalents of $19.4 million compared to $12.5 million at December 31, 2023. Operating activities provided $112.4 million in net cash and financing activities provided an additional $365.0 million. During 2024, we used $462.9 million in investing activities.

The $112.4 million in net cash provided by operations was primarily attributed to $129.9 million of net income, adjusted for various noncash charges totaling $191.5 million, net, and an increase in net working capital totaling $209.1 million. Excluding the impacts on working capital from business combinations, the primary drivers behind the increase were principal reductions in operating lease liabilities during the period, increases in contract assets, and decreases in trade accounts payable, income taxes payable and in other long-term liabilities. These were partially offset decreases in trade and other receivables, and increases in accrued expenses and other current liabilities and in accruals for insurance and claims. Affiliate transactions increased net cash provided by operating activities by $1.9 million. The increase in net cash resulted from an increase in accounts payable to affiliates of $2.5 million, which was partially offset by an increase in accounts receivable from affiliates of $0.6 million.

The $462.9 million in net cash used in investing activities primarily consisted of $251.6 million in capital expenditures and $215.8 million for the acquisitions of Parsec and East Texas Heavy Haul. These expenditures were partially offset by $4.4 million in proceeds from the sale of equipment.

Financing activities provided $365.0 million in net cash during the period. We had outstanding borrowings totaling $762.6 million at December 31, 2024 compared to $386.4 million at December 31, 2023. During the period, we made payments on term loan and equipment and real estate notes totaling $104.2 million, borrowed $191.4 million for new equipment and had net borrowings on our revolving lines of credit totaling $288.9 million. During the period, we also paid cash dividends of $11.1 million and purchased $0.1 million of treasury stock.

Off-Balance Sheet Arrangements

As of December 31, 2024, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources.

Contractual Obligations

As of December 31, 2024, we had contractual obligations related to our long-term debt, inclusive of our credit facilities, of $672.9 million and $88.7 million for principal borrowings and interest, respectively, which become due through 2032. See Item 8, Note 9, Debt and Credit Facilities, for additional information regarding our debt obligations. We also have contractual obligations for finance and operating leases and purchase commitments related to agreements to purchase transportation equipment. See Item 8, Note 13, Leases, and Note 16, Commitments and Contingencies, respectively, for additional information regarding our lease and purchase commitment obligations.

Legal Matters

We are subject to various legal proceedings and other contingencies, the outcomes of which are subject to significant uncertainty. We accrue estimated losses if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. We use judgment and evaluate, with the assistance of legal counsel, whether a loss contingency arising from litigation should be disclosed or recorded. The outcome of legal proceedings is inherently uncertain, so typically a loss cannot be precisely estimated. Accordingly, if the outcome of legal proceedings is different than is anticipated by us, we would have to record the matter at the actual amount at which it was resolved, in the period resolved, impacting our results of operations and financial position for the period. See Item 8, Note 16 to the Consolidated Financial Statements.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, operating revenues and operating expenses.

Critical accounting policies are those that are both (1) important to the portrayal of our financial condition and results of operations and (2) require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified our critical accounting policies below.

Insurance and Claim Costs

We maintain auto liability, workers compensation and general liability insurance with licensed insurance carriers. We are self-insured for all cargo and equipment damage claims. Insurance and claims expense represents premiums paid by us and the accruals made for claims within our self-insured retention amounts. A liability is recognized for the estimated cost of all self-insured claims including an estimate of incurred but not reported claims based on historical experience and for claims expected to exceed our policy limits. In addition, legal expenses related to auto liability claims are covered under our policy. We are responsible for all other legal expenses related to claims.

We establish reserves for anticipated losses and expenses related to cargo and equipment damage claims and auto liability claims. The reserves consist of specific reserves for all known claims and an estimate for claims incurred but not reported, and losses arising from known claims ultimately settling in excess of insurance coverage using loss development factors based upon industry data and past experience. In determining the reserves, we specifically review all known claims and record a liability based upon our best estimate of the amount to be paid. In making our estimate, we consider the amount and validity of the claim, as well as our past experience with similar claims. In establishing the reserve for claims incurred but not reported, we consider our past claims history, including the length of time it takes for claims to be reported to us. Based on our past experience, the time between when a claim occurs and when it is reported to us is short. As a result, we believe that the number of incurred but not reported claims at any given point in time is small. These reserves are periodically reviewed and adjusted to reflect our experience and updated information relating to specific claims. As of December 31, 2024 and 2023, we had accruals of $13.3 million and $11.2 million, respectively, for estimated claims net of insurance receivables. If we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition, results of operations or cash flows. Based on our 2024 reserve for claims incurred but not reported, a 10% increase in claims incurred but not reported would increase our insurance and claims expense by approximately $0.5 million.

Valuation of Long-Lived Assets, including Goodwill and Intangible Assets

As of December 31, 2024 and 2023, our goodwill balances were $206.8 million and $170.7 million, respectively. We are required to test goodwill for impairment annually or more frequently, whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit with goodwill below its carrying amount. We annually test goodwill impairment during the third quarter. Goodwill represents the excess purchase price over the fair value of assets acquired in connection with our acquisitions. We continually assess whether any indicators of impairment exist, which requires a significant amount of judgment. Such indicators may include a sustained significant decline in our share price and market capitalization; a decline in our expected future cash flows; a significant adverse change in legal factors or in the business climate; unanticipated competition; overall weaknesses in our industry; and slower growth rates. Adverse changes in these factors could have a significant impact on the recoverability of goodwill and could have a material impact on our consolidated financial statements. The Company has the option to first assess qualitative factors such as current performance and overall economic conditions to determine whether or not it is necessary to perform a quantitative goodwill impairment test. If we choose that option, then we would not be required to perform a quantitative goodwill impairment test unless we determine that, based on a qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we determine that it is more likely than not, or if we choose not to perform a qualitative assessment, we then proceed with the quantitative assessment. Under the quantitative test, if the fair value of a reporting unit exceeds its carrying amount, then goodwill of the reporting unit is considered to not be impaired. If the carrying amount of the reporting unit exceeds its fair value, then an impairment loss is recognized in an amount equal to the excess, up to the value of the goodwill.

In the third quarter of 2024, the Company closed its company-managed brokerage operations. In connection with the closure, we identified certain triggering events that resulted in aggregate goodwill impairment charges totaling $3.5 million within our former company-managed brokerage reporting segment. See Item 8, Note 1 to the Consolidated Financial Statements.

During each of the third quarters of 2024 and 2023, we completed our annual goodwill impairment testing by performing a quantitative assessment using the income approach for each of our reporting units with goodwill. The determination of the fair value of the reporting units requires us to make estimates and assumptions related to future revenue, operating income and discount rates. Based on the results of this test, no further impairment loss was recognized. There were no triggering events identified from the date of our assessment through December 31, 2024 that would require an update to our annual impairment test.

We evaluate the carrying value of long-lived assets, other than goodwill, for impairment by analyzing the operating performance and anticipated future cash flows for those assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. We evaluate the need to adjust the carrying value of the underlying assets if the sum of the expected cash flows is less than the carrying value. Our projection of future cash flows, the level of actual cash flows, the methods of estimation used for determining fair values and salvage values can impact impairment. Any changes in management's judgments could result in greater or lesser annual depreciation and amortization expense or impairment charges in the future. Depreciation and amortization of long-lived assets is calculated using the straight-line method over the estimated useful lives of the assets.

Recently Issued Accounting Pronouncements Not Currently Effective

See Item 8: Note 2 to the Consolidated Financial Statements for discussion of new accounting pronouncements.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our principal exposure to interest rate risk relates to outstanding borrowing under our revolving credit and term loan agreements, our real estate facility, and margin facility, all of which charge interest at floating rates. Borrowings under the credit agreements with each of the banks bear interest at Term SOFR or a base rate, plus an applicable margin. Our margin facility bears interest at Term SOFR plus 1.10%. As of December 31, 2024, we had total variable interest rate borrowings of $484.5 million. Assuming variable rate debt levels remain at $484.5 million for a full year, a 100 basis point increase in interest rates on our variable rate debt would increase interest expense approximately $4.8 million annually.

In connection with the Real Estate Facility, we entered into interest rate swap agreements to fix a portion of the interest rate on our variable rate debt. Under the swap agreement, the Company receives interest at Term SOFR and pays a fixed rate of 2.88%. The swap agreement has an effective date of April 29, 2022, a maturity date of April 30, 2027, and an amortizing notional amount of $73.3 million. At December 31, 2024, the fair value of the swap agreement was an asset of $1.6 million. Since the swap agreements qualifies for hedge accounting, the changes in fair value are recorded in other comprehensive income (loss), net of tax.

Included in cash and cash equivalents is approximately $26 thousand in short-term investment grade instruments. The interest rates on these instruments are adjusted to market rates at least monthly. In addition, we have the ability to put these instruments back to the issuer at any time. Accordingly, any future interest rate risk on these short-term investments would not be material.

Commodity Price Risk

Fluctuations in fuel prices can affect our profitability by affecting our ability to retain or recruit owner-operators. Our owner-operators bear the costs of operating their tractors, including the cost of fuel. The tractors operated by our owner-operators consume large amounts of diesel fuel. Diesel fuel prices fluctuate greatly due to economic, political and other factors beyond our control. To address fluctuations in fuel prices, we seek to impose fuel surcharges on our customers and pass these surcharges on to our owner-operators. Historically, these arrangements have not fully protected our owner-operators from fuel price increases. If costs for fuel escalate significantly it could make it more difficult to attract additional qualified owner-operators and retain our current owner-operators. If we lose the services of a significant number of owner-operators or are unable to attract additional owner-operators, it could have a materially adverse effect on our financial condition, results of operations and cash flows.

Exposure to market risk for fluctuations in fuel prices also relates to a small portion of our transportation service contracts for which the cost of fuel is integral to service delivery and the service contract does not have a mechanism to adjust for increases in fuel prices. Increases and decreases in the price of fuel are generally passed on to our customers for which we realize minimal changes in profitability during periods of steady market fuel prices. However, profitability may be positively or negatively impacted by sudden increases or decreases in market fuel prices during a short period of time as customer pricing for fuel services is established based on market fuel costs. We believe the exposure to fuel price fluctuations would not materially impact our results of operations, cash flows or financial position. Based upon our 2024 fuel consumption, a 10% increase in the average annual price per gallon of diesel fuel would increase our annual fuel expense on company owned tractors by approximately $5.2 million.

Equity Securities Risk

We hold certain actively traded marketable equity securities, which subjects the Company to fluctuations in the fair market value of its investment portfolio based on current market price. The recorded value of marketable equity securities increased to $11.6 million at December 31, 2024 from $10.8 million at December 31, 2023. The increase resulted from an increase in the market value of the portfolio of approximately $0.8 million. During 2024, we also sold $19 thousand of marketable equity securities, with realized gains on sales totaling approximately $2 thousand. A 10% decrease in the market price of our marketable equity securities would cause a corresponding 10% decrease in the carrying amounts of these securities, or approximately $1.2 million. For additional information with respect to the marketable equity securities, see Item 8, Note 4 to the Consolidated Financial Statements.

Foreign Exchange Risk

In the years ended December 31, 2024 and 2023, 3.0% and 2.4%, respectively, of our revenues were derived from services provided outside the United States, principally in Mexico, Canada and Colombia. Exposure to market risk for changes in foreign currency exchange rates relates primarily to selling services and incurring costs in currencies other than the local currency and to the carrying value of net investments in foreign subsidiaries. As a result, we are exposed to foreign currency exchange rate risk due primarily due to translation of the accounts of our Mexican, Canadian and Colombian operations from their local currencies into U.S. dollars and also to the extent we engage in cross-border transactions. The majority of our exposure to fluctuations in the Mexican peso, Canadian dollar, and Colombian peso is naturally hedged since a substantial portion of our revenues and operating costs are denominated in each country's local currency. Based on 2024 expenditures denominated in foreign currencies, a 10% decrease in the exchange rates would increase our annual operating expenses by approximately $4.5 million. Historically, we have not entered into financial instruments for trading or speculative purposes. Short-term exposure to fluctuating foreign currency exchange rates are related primarily to intercompany transactions. The duration of these exposures is minimized by ongoing settlement of intercompany trading obligations.

The net investments in our Mexican, Canadian and Colombian operations are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive income in our statement of shareholders' equity. Adjustments from the translation of the net investment in these operations decreased equity by approximately $4.5 million for the year ended December 31, 2024.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Universal Logistics Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Universal Logistics Holdings, Inc. (a Michigan corporation) and subsidiaries (collectively the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 17, 2025, expressed an adverse opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Analysis - Contract Logistics and Intermodal reporting units

As described further in Note 1 to the consolidated financial statements, the Company tests goodwill for impairment annually (in the third fiscal quarter) or more frequently, whenever events occur, or circumstances change that would more likely than not reduce the fair value of a reporting unit with goodwill below its carrying amount. The determination of the fair value of the reporting units requires the Company to make estimates and assumptions related to future revenue, operating income and discount rates. The Company's consolidated goodwill balance was $206.7 million as of December 31, 2024, which is allocated to the Company's four reporting units. As of December 31, 2024, $56.3 million of goodwill was recorded in the Contract Logistics reporting unit and $101.1 million was recorded in the Intermodal reporting unit. We identified the annual goodwill impairment assessment of the Contract Logistics and Intermodal reporting units as a critical audit matter.

The principal consideration for our determination that the annual goodwill impairment assessment of the Contract Logistics and Intermodal reporting units is a critical audit matter is that there is a high degree of auditor judgement necessary in evaluating the reasonableness of the fair value of the reporting units. The fair value estimate is sensitive to significant assumptions made by management in the discounted cash flow analyses specifically, forecasts of future revenue, operating income and discount rates.

Our audit procedures related to the goodwill impairment assessment of the Contract Logistics and Intermodal reporting units included the following, among others:

- We tested the design and operating effectiveness of controls relating to management's valuation of goodwill, including the control over the determination of key inputs such as the forecasting of revenue, operating income and determination of the discount rate.

- We compared management's forecasts of future revenue and operating income to third-party industry projections and compared the Company's historical operating forecasts to the actual results in prior periods.

- We utilized a valuation specialist to assess the reasonableness of the discount rates used in the models. The valuation specialist performed an independent computation to determine a weighted average return on assets to validate the reasonableness of the discount rate utilized in management's model.

Fair Value of Customer Relationship Intangible Asset

As described further in Note 5 to the consolidated financial statements, on September 30, 2024, the Company acquired all of the outstanding shares of Parsec, LLC, OB Leasing, LLC, and Parsec Intermodal of Canada Ltd. (collectively, "Parsec") for a purchase price of $208.4 million. Assets acquired and liabilities assumed were recorded at their estimated fair value at acquisition. The fair value of intangible assets was $103.3 million, of which, $90.0 million related to customer relationships. The Company used a discounted cash flow method to estimate the fair value of the intangible assets acquired. We identified the fair value of the customer relationship intangible asset as a critical audit matter.

The principal consideration for our determination that the fair value of the customer relationship is a critical audit matter is the high degree of auditor judgment necessary in evaluating certain inputs and assumptions made by management in the discounted cash flow analysis. Those assumptions include future revenue, operating income, attrition rate and discount rate.

Our audit procedures related to the fair value of the customer relationship included the following, among others:

- We tested the design and operating effectiveness of controls relating to management's valuation of the assets acquired and liabilities assumed, including the control over the reasonableness of key inputs and assumptions.

- We evaluated the reasonableness of management's forecasts of future revenue and operating income by comparing these forecasts to Parsec's historical operating results, the actual results subsequent to the acquisition, and to industry market data to determine the revenue growth rate assumption is in line with industry growth data.

- We utilized a valuation specialist to compute the implied attrition rate derived from the tenure of all customers to validate the reasonableness of the attrition rate utilized in management's model. The valuation specialist also performed a computation to determine a weighted average return on assets to validate the reasonableness of the discount rate utilized in management's model.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2021.

Southfield, Michigan
March 17, 2025

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Balance Sheets
December 31, 2024 and 2023
(In thousands, except share data)

Assets		2024		2023
Current assets:				
Cash and cash equivalents	$	19,351	$	12,511
Marketable securities		11,590		10,772
Accounts receivable – net of allowance for credit losses of $7,806 and $11,229, respectively		293,646		287,946
Contract assets		29,752		729
Other receivables		30,174		22,633
Prepaid expenses and other		23,962		30,171
Due from affiliates		1,338		710
Total current assets		409,813		365,472
Property and equipment, net		742,366		561,089
Operating lease right-of-use asset		74,003		87,208
Goodwill		206,756		170,730
Intangible assets – net of accumulated amortization of $155,290 and $134,514, respectively		150,926		61,296
Contract assets, net of current portion		198,059		—
Deferred income taxes		329		1,225
Other assets		4,585		6,503
Total assets	$	1,786,837	$	1,253,523
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable	$	59,977	$	64,102
Current portion of long-term debt		88,812		70,689
Current portion of operating lease liabilities		28,563		29,998
Accrued expenses and other current liabilities		70,744		43,062
Insurance and claims		32,837		25,464
Due to affiliates		23,258		20,737
Income taxes payable		377		6,364
Total current liabilities		304,568		260,416
Long-term liabilities:				
Long-term debt, net of current portion		670,273		311,235
Operating lease liability, net of current portion		50,788		63,620
Deferred income taxes		109,012		79,567
Other long-term liabilities		5,173		6,487
Total long-term liabilities		835,246		460,909
Shareholders' equity:				
Common stock, no par value. Authorized 100,000,000 shares; 26,319,754 and 31,007,100 shares issued; 26,317,326 and 26,284,223 shares outstanding, respectively		26,320		31,008
Paid-in capital		5,016		5,103
Treasury stock, at cost; 2,428 and 4,722,877 shares		(107)		(96,840)
Retained earnings		623,018		595,450
Accumulated other comprehensive income (loss):				
Interest rate swaps, net of income taxes of $412 and $457, respectively		1,177		1,350
Foreign currency translation adjustments		(8,401)		(3,873)
Total shareholders' equity		647,023		532,198
Total liabilities and shareholders' equity	$	1,786,837	$	1,253,523

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Income
Years ended December 31, 2024, 2023 and 2022
(In thousands, except per share data)

	2024	2023	2022
Operating revenues:			
Truckload services, including related party amounts of $4,120, $6,682 and $903, respectively	$ 234,397	$ 213,874	$ 230,696
Brokerage services	181,259	244,024	368,880
Intermodal services	300,721	374,667	591,946
Dedicated services	344,210	343,543	324,589
Value-added services	785,448	486,031	499,345
Total operating revenues	1,846,035	1,662,139	2,015,456
Operating expenses:			
Purchased transportation and equipment rent, including related party amounts of $147, $316 and $1,072, respectively	482,948	571,213	847,414
Direct personnel and related benefits, including related party amounts of $63,143, $54,169 and $51,879, respectively	583,251	542,779	520,263
Operating supplies and expenses, including related party amounts of $19,248, $9,221 and $7,597, respectively	295,558	170,994	177,440
Commission expense	27,285	31,370	40,288
Occupancy expense, including related party amounts of $14,174, $13,649 and $12,220, respectively	44,209	44,301	41,286
General and administrative, including related party amounts of $12,280, $12,396 and $11,801, respectively	55,323	51,839	48,924
Insurance and claims, including related party amounts of $17,855, $16,739 and $15,754, respectively	26,441	27,163	22,749
Depreciation and amortization	124,188	77,036	76,657
Impairment expense	3,720	—	—
Total operating expenses	1,642,923	1,516,695	1,775,021
Income from operations	203,112	145,444	240,435
Interest income	4,268	1,454	132
Interest expense	(34,475)	(24,207)	(16,288)
Other non-operating income	837	1,608	1,143
Income before income taxes	173,742	124,299	225,422
Income tax expense	43,835	31,398	56,790
Net income	$ 129,907	$ 92,901	$ 168,632
Earnings per common share:			
Basic	$ 4.94	$ 3.53	$ 6.37
Diluted	$ 4.93	$ 3.53	$ 6.37
Weighted average number of common shares outstanding:			
Basic	26,315	26,284	26,469
Diluted	26,348	26,308	26,489
Dividends declared per common share	$ 0.42	$ 0.42	$ 0.42

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Comprehensive Income
Years ended December 31, 2024, 2023 and 2022
(In thousands)

	2024	2023	2022
Net Income	$ 129,907	$ 92,901	$ 168,632
Other comprehensive income (loss):			
Unrealized changes in fair value of interest rate swaps, net of income taxes of $(44), $(269) and $786, respectively	(173)	(806)	2,334
Foreign currency translation adjustments	(4,528)	4,085	(1,033)
Total other comprehensive income	(4,701)	3,279	1,301
Total comprehensive income	$ 125,206	$ 96,180	$ 169,933

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2024, 2023 and 2022
(In thousands)

	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 129,907	$ 92,901	$ 168,632
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	124,188	77,036	76,657
Impairment expense	3,720	—	—
Noncash lease expense	31,073	30,376	29,406
Amortization of debt issuance costs	964	808	545
Gain on marketable equity securities	(838)	(1,041)	(1,044)
Loss (gain) on disposal of property and equipment	1,675	(1,650)	(5,442)
Write-off of debt issuance costs	—	—	583
Stock-based compensation	779	262	222
Provision for credit losses	(353)	3,773	9,775
Deferred income taxes	30,341	10,151	8,215
Change in assets and liabilities:			
Trade and other accounts receivable	35,984	62,503	(16,266)
Contract assets, prepaid expenses and other assets	(218,081)	(1,810)	4,702
Accounts payable, accrued expenses, income taxes payable, insurance and claims and other current liabilities	4,468	(29,827)	(37,524)
Principal reduction in operating lease liabilities	(32,035)	(30,633)	(27,991)
Due to/from affiliates, net	1,893	376	2,619
Other long-term liabilities	(1,314)	(2,979)	316
Net cash provided by operating activities	112,371	210,246	213,405
Cash flows from investing activities:			
Capital expenditures	(251,603)	(240,554)	(117,099)
Proceeds from the sale of property and equipment	4,446	3,513	14,281
Purchases of marketable securities	—	—	(925)
Proceeds from sale of marketable securities	19	269	—
Acquisition of businesses, net of cash	(215,760)	—	—
Net cash used in investing activities	(462,898)	(236,772)	(103,743)
Cash flows from financing activities:			
Proceeds from borrowing - revolving debt	676,028	202,283	443,987
Repayments of debt - revolving debt	(387,111)	(180,349)	(607,244)
Proceeds from borrowing - term debt	191,438	56,186	339,641
Repayments of debt - term debt	(104,158)	(74,557)	(221,944)
Dividends paid	(11,053)	(11,040)	(13,941)
Purchases of treasury stock	(107)	(134)	(14,321)
Capitalized financing costs	—	(947)	(4,417)
Net cash provided by (used in) financing activities	365,037	(8,558)	(78,239)
Effect of exchange rate changes on cash and cash equivalents	(7,670)	414	1,826
Net increase (decrease) in cash	6,840	(34,670)	33,249
Cash and cash equivalents – January 1	12,511	47,181	13,932
Cash and cash equivalents – December 31	$ 19,351	$ 12,511	$ 47,181

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Cash Flows - Continued
Years ended December 31, 2024, 2023 and 2022
(In thousands)

	2024	2023	2022
Supplemental cash flow information:			
Cash paid for interest	$ 33,389	$ 23,399	$ 14,331
Cash paid for income taxes	$ 18,590	$ 25,412	$ 40,886
Acquisition of businesses:			
Fair value of assets acquired, net of cash	$ 230,391	$ —	$ —
Liabilities assumed	(14,631)	—	—
Net cash paid of acquisitions of businesses	$ 215,760	$ —	$ —

See accompanying notes to consolidated financial statements.

UNIVERSAL LOGISTICS HOLDINGS, INC.
Consolidated Statements of Shareholders' Equity
Years ended December 31, 2024, 2023 and 2022
(In thousands, except per share data)

	Common stock	Paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balances – December 31, 2021	$ 30,988	$ 4,639	$ (82,385)	$ 356,071	$ (7,103)	$ 302,210
Net income	—	—	—	168,632	—	168,632
Other comprehensive income	—	—	—	—	1,301	1,301
Dividends paid ($0.42 per share)	—	—	—	(11,114)	—	(11,114)
Stock based compensation	9	213	—	—	—	222
Purchases of treasury stock	—	—	(14,321)	—	—	(14,321)
Balances – December 31, 2022	$ 30,997	$ 4,852	$ (96,706)	$ 513,589	$ (5,802)	$ 446,930
Net income	—	—	—	92,901	—	92,901
Other comprehensive income	—	—	—	—	3,279	3,279
Dividends paid ($0.42 per share)	—	—	—	(11,040)	—	(11,040)
Stock based compensation	11	251	—	—	—	262
Purchases of treasury stock	—	—	(134)	—	—	(134)
Balances – December 31, 2023	$ 31,008	$ 5,103	$ (96,840)	$ 595,450	$ (2,523)	$ 532,198
Net income	—	—	—	129,907	—	129,907
Other comprehensive (loss)	—	—	—	—	(4,701)	(4,701)
Dividends paid ($0.42 per share)	—	—	—	(11,053)	—	(11,053)
Stock based compensation	35	744	—	—	—	779
Retirement of treasury stock	(4,723)	(831)	96,840	(91,286)	—	—
Purchases of treasury stock	—	—	(107)	—	—	(107)
Balances – December 31, 2024	$ 26,320	$ 5,016	$ (107)	$ 623,018	$ (7,224)	$ 647,023

See accompanying notes to consolidated financial statements.

(1)   Summary of Significant Accounting Policies

(a) Business

Universal Logistics Holdings, Inc. ("Universal" or the "Company") is a holding company whose subsidiaries provide a variety of customized transportation and logistics solutions throughout the United States and in Mexico, Canada and Colombia. Our operating subsidiaries provide our customers with supply chain solutions that can be scaled to meet their changing demands. We offer our customers a broad array of services across their entire supply chain, including value-added, dedicated, intermodal and trucking services. Our customized solutions and flexible business model are designed to provide us with a highly variable cost model.

(b) Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions relating to these entities have been eliminated.

Our fiscal year consists of four quarters, each with thirteen weeks.

The Company made certain immaterial reclassifications to items in its prior financial statements so that their presentation is consistent with the format in the financial statements for the period ended December 31, 2024. These reclassifications, however, had no effect on reported consolidated net income, comprehensive income, earnings per common share, cash flows, total assets or shareholders' equity as previously reported.

In August 2024, the Company closed its company-managed brokerage operations in Nashville, TN. During the quarter ended September 28, 2024, the Company incurred pre-tax losses of approximately $8.6 million ($6.4 million net of tax, or $0.24 per basic and diluted share) related to these operations. Included in the consolidated statements of income in 2024 were $1.4 million of severance costs recorded in direct personnel and related benefits, $2.8 million of non-cash impairment charges recorded in impairment expense, and $2.4 million of other closing related costs recorded in operating supplies and expenses.

During the third quarter of 2024, the Company identified certain triggering events related to a component of its former company-managed brokerage reporting segment. In accordance with FASB Accounting Standards Codification ("ASC") 350 Intangibles—Goodwill and Other and ASC 360 Property, Plant, and Equipment, the Company evaluated certain indefinite and long lived tangible and intangible assets for impairment and recorded an additional goodwill impairment charge of $0.9 million during the quarter ended September 28, 2024. Total goodwill impairment charges recorded during the third quarter of 2024, including in connection with the closure of our company-managed brokerage operations, were $3.5 million ($2.6 million net of tax, or $0.10 per basic and diluted share).

In June 2024, the Company revised the estimated useful life and salvage values of certain equipment. The change resulted in additional depreciation expense of $11.3 million recorded during the quarter ended June 29, 2024 ($8.5 million net of tax, or $0.32 per basic and diluted share).

In January 2024, the Company's value-added business began performing specialty project development services for certain customers. Contract assets represent amounts for which the Company has recognized revenue in excess of billings pursuant to the revenue recognition guidance. As of December 31, 2024 and 2023, contract assets associated with certain contracts with customers recognized over time are included as contract assets in the Company's consolidated balance sheets. Contract assets associated with other contracts with customers were reclassified from prepaid expenses and other on the consolidated balance sheets to contract assets.

During the first quarter of 2024, the Company identified certain triggering events related to a component of the intermodal reporting segment. In accordance with ASC 350 Intangibles—Goodwill and Other and ASC 360 Property, Plant, and Equipment, the Company evaluated certain indefinite and long lived tangible and intangible assets for impairment. The results of those procedures concluded that no impairments were present. After performing the evaluation, it was determined that a change in the estimated useful lives of certain definite lived intangible assets was appropriate and was adjusted during the period. The change resulted in additional amortization expense of $8.9 million ($6.6 million net of tax, or $0.25 per basic and diluted share) recorded during the year ended December 31, 2024.

In June 2022, the Company made a change in an accounting estimate to revise the estimated useful life and salvage values of certain equipment. The change resulted in additional depreciation expense of $9.7 million recorded during the quarter ended July 2, 2022 ($7.2 million net of tax, or $0.27 per basic and diluted share).

(1)   Summary of Significant Accounting Policies—continued

(b) Basis of Presentation—continued

During the first quarter of 2024, we retired 4,722,877 shares of our treasury stock. Upon retirement of the treasury shares, we allocated the excess of the repurchase price over the par value of shares acquired to both retained earnings and paid-in capital. The portion allocated to paid-in capital was determined by applying the average paid-in capital per share, and the remaining portion was recorded to retained earnings. There was no effect on the Company's overall equity position due to the retirement of treasury shares. The Company accounts for treasury stock using the cost method.

Current Economic Conditions

The Company makes estimates and assumptions that affect reported amounts and disclosures included in its financial statements and accompanying notes and assesses certain accounting matters that require consideration of forecasted financial information. The Company's assumptions about future conditions important to these estimates and assumptions are subject to uncertainty, including the negative impact inflationary pressures can have on our operating costs. Prolonged periods of inflation could cause interest rates, equipment, maintenance, labor and other operating costs to continue to increase.

(c) Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the fair value of assets and liabilities acquired in business combinations; carrying amounts of property and equipment and intangible assets; marketable securities; valuation allowances for receivables; and liabilities related to insurance and claim costs. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

We consider all highly liquid investments, purchased with a maturity of three months or less, to be cash equivalents. Accounts at banks with an aggregate excess of the amount of checks issued over cash balances are included as accounts payable in current liabilities in the consolidated balance sheets, and changes in such accounts are reported as cash flows from operating activities in the consolidated statements of cash flows. At times cash held at banks may exceed FDIC insured limits.

(e) Marketable Securities

Marketable equity securities are measured at fair value, with changes in fair value recognized in net income. At December 31, 2024 and 2023, the Company's marketable securities, all of which are available-for-sale, consist of common and preferred stocks with readily determinable fair values. The cost of securities sold is based on the specific identification method, and interest and dividends are included in other non-operating income. See Note 4 "Marketable Securities" for further information on our portfolio.

(f) Accounts Receivable

Accounts receivable are recorded at the net invoiced amount, net of an allowance for credit losses, and do not bear interest. They include amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month. In order to reflect customer receivables at their estimated net realizable value, we record charges against revenue based upon current information. These charges generally arise from rate changes, errors, and revenue adjustments that may arise from contract disputes or differences in calculation methods employed by the customer. The allowance for credit losses is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience, specific customer collection issues, the aging of our outstanding accounts receivable, and the credit quality of our customers. In determining our allowance for credit losses, we also consider current conditions and forecasts of future economic conditions and their expected impact on collections. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to our customers. Accounts receivable from affiliates are shown separately and include trade receivables from the sale of services to affiliates.

(1) Summary of Significant Accounting Policies—continued

(g) Inventories

Included in prepaid expenses and other is inventory used in a portion of our value-added service operations. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. Provisions for excess and obsolete inventories are based on our assessment of excess and obsolete inventory on a product-by-product basis.

At December 31, inventory consists of the following (in thousands):

	2024	2023
Finished goods	$ 6,609	$ 9,525
Raw materials and supplies	1,660	2,881
Total	$ 8,269	$ 12,406

(h) Property and Equipment

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Description	Life in Years
Transportation equipment	3 - 10
Other operating assets	3 - 15
Information technology equipment	3 - 5
Buildings and related assets	10 - 39

The amounts recorded for depreciation expense were $102.7 million, $64.4 million, and $62.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Tire repairs, replacement tires, replacement batteries, consumable tools used in our logistics services, and routine repairs and maintenance on vehicles are expensed as incurred. Parts and fuel inventories are included in prepaid expenses and other. We capitalize certain costs associated with vehicle repairs and maintenance that materially extend the life or increase the value of the vehicle or pool of vehicles.

(i) Intangible Assets

Intangible assets subject to amortization consist of agent and customer relationships, customer contracts, tradenames, non-competition agreements, and trademarks that have been acquired in business combinations. These assets are amortized either over the period of economic benefit or on a straight-line basis over the estimated useful lives of the related intangible asset. The estimated useful lives of these intangible assets range from three to nineteen years.

Our identifiable intangible assets as of December 31, 2024 and 2023 are as follows (in thousands):

	2024			2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite Lived Intangibles:						
Agent and customer relationships	$ 258,746	$ 124,467	$ 134,279	$ 165,990	$ 104,762	$ 61,228
Customer contracts	20,600	20,600	—	20,600	20,600	—
Tradenames	9,500	4,458	5,042	4,000	4,000	—
Non-compete agreements	14,870	3,265	11,605	2,720	2,652	68
Trademarks	2,500	2,500	—	2,500	2,500	—
Total Identifiable Intangible Assets	$ 306,216	$ 155,290	$ 150,926	$ 195,810	$ 134,514	$ 61,296

(1) Summary of Significant Accounting Policies—continued

(i) Intangible Assets—continued

Estimated amortization expense by year is as follows (in thousands):

2025	$	19,785
2026		16,437
2027		15,701
2028		13,294
2029		12,639
Thereafter		73,070
Total	$	150,926

The amounts recorded for amortization expense were $21.5 million, $12.7 million, and $14.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(j) Goodwill

Goodwill represents the excess purchase price over the fair value of assets acquired in connection with the Company's acquisitions. Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification, or ASC, Topic 350 "*Intangibles – Goodwill and Other*", we are required to test goodwill for impairment annually (in our third fiscal quarter) or more frequently, whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit with goodwill below its carrying amount. We have the option to first assess qualitative factors such as current performance and overall economic conditions to determine whether or not it is necessary to perform a quantitative goodwill impairment test. If we choose that option, then we would not be required to perform a quantitative goodwill impairment test unless we determine that, based on a qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we determine that it is more likely than not, or if we choose not to perform a qualitative assessment, we then proceed with the quantitative assessment. Under the quantitative test, if the fair value of a reporting unit exceeds its carrying amount, then goodwill of the reporting unit is considered to not be impaired. If the carrying amount of the reporting unit exceeds its fair value, then an impairment loss is recognized in an amount equal to the excess, up to the value of the goodwill. During the third quarter of 2024, we completed our goodwill impairment testing by performing a quantitative assessment using the income approach for each of our reporting units with goodwill. The determination of the fair value of the reporting units requires us to make estimates and assumptions related to future revenue, operating income and discount rates. Based on the results of this test, no impairment loss was recognized.

As described in Note 1, "Basis of Presentation", we recorded aggregate impairment charges of $3.5 million during the thirteen weeks ended September 28, 2024 related to reporting units within our former company-managed brokerage segment.

The changes in the carrying amount of goodwill during the years ended December 31, 2024 and 2023 are as follows (in thousands):

Balance as of January 1, 2022	$	170,730
Acquisition of business		—
Balance as of December 31, 2023		170,730
Acquisition of business		39,493
Goodwill impairment		(3,467)
Balance as of December 31, 2024	$	206,756

At December 31, 2024, $95.9 million of goodwill was recorded in our contract logistics segment, $101.1 million in our intermodal segment, and $9.8 million in our trucking segment.

At December 31, 2023, $56.3 million of goodwill was recorded in our contract logistics segment, $101.1 million in our intermodal segment, $9.8 million in our trucking segment and $3.5 million in our former company-managed brokerage segment.

(1)   Summary of Significant Accounting Policies—continued

(k) Long-Lived Assets

Long-lived assets, other than goodwill and indefinite lived intangibles such as property and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by a long-lived asset or group to its carrying value. If the carrying value of the long-lived asset or group is deemed to not be recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market prices and independent third-party appraisals. Changes in management's judgment relating to salvage values and/ or estimated useful lives could result in greater or lesser annual depreciation expense or impairment charges in the future. Indefinite lived intangibles are tested for impairment annually by comparing the carrying value of the assets to their fair value.

(l) Contingent Consideration

Contingent consideration arrangements granted in connection with a business combination are evaluated to determine whether contingent consideration is, in substance, additional purchase price of an acquired enterprise or compensation for services, use of property or profit sharing. Additional purchase price is added to the fair value of consideration transferred in the business combination and compensation is included in operating expenses in the period it is incurred. Contingent consideration related to additional purchase price is measured to fair value at each reporting date until the contingency is resolved. None of the acquired companies in 2024 had contingent consideration arrangements.

(m)   Fair Value of Financial Instruments

For cash equivalents, accounts receivables, accounts payable, and accrued expenses, the carrying amounts are reasonable estimates of fair value as the assets are readily redeemable or short-term in nature and the liabilities are short-term in nature. Marketable securities, consisting of equity securities, are carried at fair market value as determined by quoted market prices. Our revolving credit and term loan agreements consist of variable rate borrowings. The carrying value of these borrowings approximates fair value because the applicable interest rates are adjusted frequently based on short-term market rates. For our equipment promissory notes, the fair values are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. See Note 10 "Fair Value Measurement and Disclosures" for further information.

(n) Deferred Compensation

Deferred compensation relates to our bonus plans. Annual bonuses may be awarded to certain operating, sales and management personnel based on overall Company performance and achievement of specific employee or departmental objectives. Such bonuses are typically paid in annual installments over a three to five-year period. All bonus amounts earned by and due to employees in the current year are included in accrued expenses and other current liabilities. Those that are payable in subsequent years are included in other long-term liabilities.

(o) Closing Costs

Our customers may discontinue or alter their business activity in a location earlier than anticipated, prompting us to exit a customer-dedicated facility. We recognize exit costs associated with operations that close or are identified for closure as an accrued liability in the Consolidated Balance Sheets. Such charges include lease termination costs, employee termination charges, asset impairment charges, and other exit-related costs associated with a plan approved by management. If we close an operating facility before its lease expires, costs to terminate a lease are recognized when an early termination provision is exercised, or we record a liability for non-cancellable lease obligations based on the fair value of remaining lease payments, reduced by any existing or prospective sublease rentals. Employee termination costs are recognized in the period that the closure is communicated to affected employees. The recognition of exit and disposal charges requires us to make certain assumptions and estimates as to the amount and timing of such charges. Subsequently, adjustments are made for changes in estimates in the period in which the change becomes known.

(1)   Summary of Significant Accounting Policies—continued

(p) Revenue Recognition

Revenue is recognized as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to receive in exchange for its services.

For our transportation services businesses, which include truckload, brokerage, intermodal and dedicated services, revenue is recognized over time as the performance obligations on the in-transit services are completed. A performance obligation is created when a customer submits a bill of lading for the transportation of goods from origin to destination. Performance obligations are satisfied as the shipments move from origin to destination, and transportation revenue is recognized based on the percentage of the service that has been completed at the end of the reporting period.

Value-added services, which are typically dedicated to individual customer requirements, include lift services, special project development, material handling, consolidation, sequencing, sub-assembly, cross-dock services, kitting, repacking, warehousing and returnable container management. We have elected to use the "right to invoice" practical expedient, reflecting that a customer obtains the benefit associated with value-added services as they are provided.

We are the primary obligor when rendering services and assume the corresponding credit risk with customers. We have discretion in setting sales prices and, as a result, our earnings may vary. In addition, we have discretion to choose and negotiate terms with our multiple suppliers for the services ordered by our customers. This includes owner-operators with whom we contract to deliver our transportation services. As such, revenue and the related purchased transportation and commissions are recognized on a gross basis. Fuel surcharges, where separately identifiable, of $97.1 million, $118.3 million and $168.6 million for the years ended December 31, 2024, 2023 and 2022, respectively, are included in operating revenues.

See Note 3, *"Revenue Recognition,"* for more information on revenue recognition.

(q) Insurance and Claims

Insurance and claims expense represents charges for premiums and the accruals made for claims within our self-insured retention amounts. The accruals are primarily related to auto liability, general liability, cargo and equipment damage, and service failure claims. A liability is recognized for the estimated cost of all self-insured claims including an estimate of incurred but not reported claims based on historical experience and for claims expected to exceed our policy limits. We may also make accruals for personal injury and property damage to third parties, and workers' compensation claims if a claim exceeds our insurance coverage. Such accruals are based upon individual cases and estimates of ultimate losses, incurred but not reported losses, and losses arising from known claims ultimately settling in excess of insurance coverage using loss development factors based upon industry data and past experience. Since the reported accrual is an estimate, the ultimate liability may be materially different from the amount recorded.

If adjustments to previously established accruals are required, such amounts are included in operating expenses in the current period. We maintain insurance with licensed insurance carriers. Legal expenses related to auto liability claims are covered under our insurance policy. We are responsible for all other legal expenses related to claims.

In brokerage arrangements, our exposure to liability associated with accidents incurred by other third-party carriers, who haul freight on our behalf, is reduced by various factors including the extent to which the third party providers maintain their own insurance coverage.

Our insurance expense varies primarily based upon the frequency and severity of our accident experience, insurance rates, coverage limits, and self-insured retention amounts.

(r) Stock Based Compensation

We record compensation expense for the grant of stock based awards. Compensation expense is measured at the grant date, based on the calculated fair value of the award, and recognized as an expense over the requisite service period (generally the vesting period of the grant). See Note 15 "Stock Based Compensation" for further information.

(1)   Summary of Significant Accounting Policies—continued

(s) Income Taxes

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We are no longer subject to U.S. federal income tax examinations by tax authorities for years before 2021. In addition, we file income tax returns in various state, local and foreign jurisdictions. Historically, we have been responsible for filing separate state, local and foreign income tax returns for our self and our subsidiaries. We are no longer subject to state or foreign jurisdiction income tax examinations for years before 2020 and 2019, respectively.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We recognize interest related to unrecognized tax benefits in income tax expense and penalties in other operating expenses.

(t) Foreign Currency Translation

The financial statements of the Company's subsidiaries operating in Mexico, Canada and Colombia are prepared to conform to U.S. GAAP and translated into U.S. Dollars by applying a current exchange rate. The local currency has been determined to be the functional currency. Items appearing in the Consolidated Statements of Income are translated using average exchange rates during each period. Assets and liabilities of international operations are translated at period-end exchange rates. Translation gains and losses are reported in accumulated other comprehensive income (loss) as a component of shareholders' equity.

(u) Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities and accounts receivable. We maintain our cash and cash equivalents and marketable securities with high quality financial institutions. We perform ongoing credit evaluations of our customers and generally do not require collateral. Our customers are generally concentrated in the automotive, retail and consumer goods, metals, energy and manufacturing industries. During the fiscal years ended December 31, 2024, 2023 and 2022, aggregate sales in the automotive industry totaled 47%, 43% and 36% of revenue, respectively. In 2024, 2023 and 2022, General Motors accounted for approximately 18%, 20% and 16% of our total operating revenues, respectively, and Ford accounted for approximately 17%, 6% and 6%, respectively. In 2024, 2023 and 2022, sales to our top 10 customers, including General Motors and Ford, totaled 56%, 48% and 42%, respectively.

(2)   Recent Accounting Pronouncements

Adoption of New Accounting Standard

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). The ASU expands disclosures related to a public entity's reportable segment and requires more enhanced information about significant segment expenses, including in interim periods. We adopted this standard on a retrospective basis for the 2024 annual period, and for interim periods beginning January 1, 2025. See Note 18 "Segment Reporting" for further information.

(2) Recent Accounting Pronouncements—continued

Accounting Pronouncements Issued but Not Yet Effective

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The ASU requires new tabular disclosures disaggregating prescribed expense categories within relevant income statement captions. In addition, the ASU requires disclosure of the total amount of selling expenses and, in annual periods, an entity's definition of selling expenses, among other disclosure requirements. This ASU is effective for annual periods beginning in 2027, and for interim periods beginning January 1, 2028. Early adoption is permitted. We are currently evaluating the impact of the new standard, which is limited to financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU modifies income tax disclosures by requiring greater disaggregation of information in the rate reconciliations and disclosure of income taxes paid disaggregated by jurisdiction. This ASU is effective for fiscal years beginning after December 31, 2024, using a prospective approach. Early adoption and retrospective application are permitted. We are currently evaluating the impact of the new standard, which is limited to financial statement disclosures.

(3) Revenue Recognition

The Company recognizes revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers. The Company broadly groups its services into the following categories: truckload services, brokerage services, intermodal services, dedicated services and value-added services. We disaggregate these categories and report our service lines separately on the Consolidated Statements of Income.

Truckload services include dry van, flatbed, heavy-haul and refrigerated operations. We transport a wide variety of general commodities, including automotive parts, machinery, building materials, paper, food, consumer goods, furniture, steel and other metals on behalf of customers in various industries.

To complement our available capacity, we also provide customers with freight brokerage services by utilizing third-party transportation providers to move freight.

Intermodal services include rail-truck, steamship-truck and support services. Our intermodal support services are primarily short- to medium-distance delivery of rail and steamship containers between the railhead or port and the customer.

Dedicated services are primarily provided in support of automotive and retail customers using van equipment. Our dedicated services are primarily short-run or round-trip moves within a defined geographic area.

Transportation services are short-term in nature; agreements governing their provision generally have a term of one year or less. They do not contain significant financing components. The Company recognizes revenue over the period transportation services are provided to the customer, including service performed as of the end of the reporting period for loads currently in-transit, in order to recognize the value that is transferred to a customer over the course of the transportation service.

We determine revenue in-transit using the input method, under which revenue is recognized based on the duration of time that has lapsed from the departure date (start of transportation services) to the arrival date (completion of transportation services). Measurement of revenue in-transit requires the application of significant judgment. We calculate the estimated percentage of an order's transit time that is complete at period end, and we apply that percentage of completion to the order's estimated revenue.

Value-added services, which are typically dedicated to individual customer requirements, include lift services, material handling, consolidation, sequencing, sub-assembly, cross-dock services, kitting, repacking, warehousing, returnable container management and specialty project development. Value-added revenues are substantially driven by the level of demand for outsourced logistics services and specialty project needs. Major factors that affect value-added service revenue include changes in manufacturing supply chain requirements and production levels in specific industries, particularly the North American automotive and Class 8 heavy-truck industries.

Revenue is recognized as control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to receive in exchange for its services. We have elected to use the "right to invoice" practical expedient to recognize revenue, reflecting that a customer obtains the benefit associated with value-added services as they are provided. The contracts in our value-added services businesses are negotiated agreements, which contain both fixed and variable components. The variability of revenues is driven by volumes and transactions, which are known as of an invoice date. Value-added service contracts typically have terms that extend beyond one year, and they do not include financing components.

(3) Revenue Recognition—continued

Beginning in 2024, value-added services also includes specialty project development services for customers. The specialty project development service is accounted for as a single unit of account (i.e., as a single performance obligation). Revenue is recognized over time as the Company continuously transfers control of the project to the customer. Because we transfer control of the project over time, we recognize revenue to the extent of our progress towards completion of our performance obligations. We use the cost-to-cost method for these contracts, which measures progress towards completion for each performance obligation based on the ratio of costs incurred to date to the total estimated costs at completion for the applicable performance obligation. Incurred cost represents work performed, which corresponds with and thereby best represents the transfer of control to the customer. Revenue, including estimated fees or profits, is recorded proportionately as costs are incurred. Cost of operations consists of labor, materials, subcontractor costs, and other direct and indirect costs, and we include them in operating supplies and expenses on the consolidated statements of income. Changes to the total estimated contract revenue or cost for a given project, either due to unexpected events or revisions to management's initial estimates, are recognized in the period in which they are determined

The following table provides information related to contract balances associated with our contracts with customers at December 31 (in thousands):

	2024	2023
Contract assets	$ 29,752	$ 729
Contract assets, net of current portion	198,059	—
Total	$ 227,811	$ 729

We generally receive payment for performance obligations within 45 days of completion of transportation services and 65 days for completion of value-added services. As it relates to our specialty development project, we will receive payments in 120 equal monthly installments commencing the month following substantial completion of the project. Contract assets in the table above generally relates to revenue recognized in excess of billings for our specialty development project, as well as revenue in-transit at the end of the reporting period. As of December 31, 2022, the contract asset balance was $0.8 million. As of December 31, 2024, the amortization of the contract asset for cash payments received was $0.9 million.

See Note 18 "Segment Reporting" for additional information on revenue reported by segment and by geographic region.

(4) Marketable Securities

Marketable equity securities are carried at fair value, with gains and losses in fair market value included in the determination of net income. The fair value of marketable equity securities is determined based on quoted market prices in active markets, as described in Note 10 "Fair Value Measurement and Disclosures.

The following table sets forth market value, cost, and unrealized gains on equity securities at December 31 (in thousands):

	2024	2023
Fair value	$ 11,590	$ 10,772
Cost basis	7,264	7,316
Unrealized gains	$ 4,326	$ 3,456

The following table sets forth the gross unrealized gains and losses on the Company's marketable securities at December 31 (in thousands):

	2024	2023
Gross unrealized gains	$ 4,926	$ 4,124
Gross unrealized losses	(600)	(668)
Net unrealized gains	$ 4,326	$ 3,456

(4) Marketable Securities—continued

The following table shows the Company's net realized gains (losses) on marketable equity securities (in thousands):

	2024	2023	2022
Realized gain			
Sale proceeds	$ 19	$ 269	$ —
Cost basis of securities sold	17	27	—
Realized gain	$ 2	$ 242	$ —
Realized gain, net of taxes	$ 1	$ 181	$ —

The Company did not sell marketable equity securities during the year ended December 31, 2022.

During the years ended December 31, 2024 and 2023, our marketable equity securities portfolio experienced net unrealized pre-tax gains in market value of approximately $836,000 and $799,000, respectively, which were reported in other non-operating income for the period.

(5) Acquisitions

On September 30, 2024, the Company acquired all of the outstanding equity interest of Parsec, LLC, OB Leasing, LLC, and Parsec Intermodal of Canada Ltd. (collectively, "Parsec"). Parsec is a provider of lift services to Class I, regional, and short-line railroads across North America. The cash purchase price was $208.4 million, subject to customary post-closing adjustments. Parsec operates within the Company's contract logistics segment. The Company borrowed funds from its existing Revolving Credit Facility to finance the acquisition. We incurred approximately $1.3 million of transaction related costs in the acquisition, which are recorded in operating supplies and expenses on the consolidated statements of income.

On September 13, 2024, the Company acquired certain assets of East Texas Heavy Haul, Inc. ("ETHH"), through a limited asset purchase agreement. We expect the acquisition of ETHH to strategically enhance our specialized heavy-haul wind transportation business and provide for a direct relationship with ETHH's customer base. The total cash purchase price was $7.5 million. The Company used available cash and borrowings on its revolving credit facility to finance the acquisition. We incurred approximately $0.1 million of transaction related costs in the acquisition, which are recorded in operating supplies and expenses on the consolidated statements of income. In connection with the acquisition, the Company also entered into independent contractor agreements with certain sellers pursuant to which sellers may earn commissions totaling $5.0 million, subject to reaching certain milestones.

The Company accounted for the acquisitions in accordance with ASC 805, "Business Combinations." Assets acquired and liabilities assumed were recorded at their estimated fair value at acquisition, with the remaining unallocated purchase price recorded as goodwill. The goodwill recorded is included in our contract logistics segment and is non-deductible for income tax purposes. For each acquisition, the purchase price was allocated to major classes of assets acquired and liabilities assumed at estimated fair values as of the acquisition date. These values are based, in part, upon preliminary appraisals for certain assets and subject to change when additional information concerning final asset and liability values is obtained. The final purchase price allocations may result in adjustments to certain assets and liabilities, including the residual amount allocated to goodwill. The preliminary allocation of the purchase price in each transaction is as follows (in thousands):

	Parsec	ETHH
Current assets	$ 43,456	$ —
Property and equipment	36,314	2,170
Goodwill	39,493	—
Intangible assets	103,300	5,330
Other assets	504	—
Current liabilities	(14,332)	—
Long-term liabilities	(299)	—
	$ 208,436	$ 7,500

(5) Acquisitions—continued

The intangible assets represent the acquired companies' customer relationships, trade names, and non-competition agreements. The acquired customer relationships are being amortized over a period of eight years to 16 years, tradenames are being amortized over a period of three years, and the non-competition agreements are being amortized over a period of five years to seven years. The Company used the discounted cash flow method to estimate the fair value of these acquired intangible assets.

The following unaudited pro forma results of operations present consolidated information of the Company as if Parsec and ETHH were acquired on January 1, 2023 (in thousands, except per share data):

| | Pro Forma Twelve Months Ended | |
	December 31, 2024	December 31, 2023
Operating revenues	$ 2,016,365	$ 1,893,606
Income from operations	$ 211,299	$ 151,627
Net income	$ 128,653	$ 87,806
Earnings per common share:		
Basic	$ 4.89	$ 3.34
Diluted	$ 4.88	$ 3.34

The unaudited pro forma consolidated results are presented for illustrative purposes and do not purport to represent what the results of operations would actually have been had we acquired Parsec and ETHH on January 1, 2023. Further, the financial information does not purport to project the future operating results of the Company on a consolidated basis. For the year ended December 31, 2024, actual revenue and operating income of the acquired companies included in Universal's results was $59.5 million and $2.6 million, respectively.

(6) Accounts Receivable

Accounts receivable amounts appearing in the consolidated financial statements include both billed and unbilled receivables. We bill customers in accordance with contract terms, which may result in a brief timing difference between when revenue is recognized and when invoices are rendered. Unbilled receivables, which usually are billed within one month, totaled $61.6 million and $59.7 million at December 31, 2024 and 2023, respectively. Total accounts receivable at December 31, 2022 was $350.7 million.

Accounts receivable are presented net of an allowance for credit losses. Following is a summary of the activity in the allowance for credit losses for the years ended December 31 (in thousands):

	2024	2023	2022
Balance at beginning of year	$ 11,229	$ 14,308	$ 7,841
(Reversals) provision for credit losses	(353)	3,773	9,775
Uncollectible accounts written off	(3,070)	(6,852)	(3,308)
Balance at end of year	$ 7,806	$ 11,229	$ 14,308

(7) Property and Equipment

Property and equipment at December 31 consists of the following (in thousands):

	2024	2023
Transportation equipment	$ 627,018	$ 461,550
Land, buildings and related assets	272,010	256,419
Other operating assets	150,246	120,500
Information technology equipment	29,680	29,429
Construction in process	92,413	63,464
Total property and equipment	1,171,367	931,362
Less accumulated depreciation	(429,001)	(370,273)
Total property and equipment, net	$ 742,366	$ 561,089

(8)   Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following items at December 31 (in thousands):

	2024	2023
Accrued payroll	$ 35,376	$ 18,047
Accrued payroll taxes	3,690	3,149
Driver escrow liabilities	3,989	3,275
Legal settlements and claims	3,200	4,050
Commissions, other taxes and other	24,489	14,541
Total	$ 70,744	$ 43,062

(9)   Debt

Debt is comprised of the following (in thousands):

	Interest Rates at December 31, 2024	December 31, 2024	December 31, 2023
Outstanding Debt:			
Revolving Credit Facility (1) (2)	5.93%	$ 310,851	$ 21,934
UACL Credit Agreement (2)			
Term Loan	5.93%	51,000	69,000
Revolver	5.93%	—	—
Equipment Financing (3)	2.25% to 7.31%	278,155	156,341
Real Estate Facility (4)	6.45%	122,635	139,170
Margin Facility (5)	5.43%	—	—
Unamortized debt issuance costs		(3,556)	(4,521)
		759,085	381,924
Less current portion of long-term debt		88,812	70,689
Total long-term debt, net of current portion		$ 670,273	$ 311,235

(1) Our Revolving Credit Facility provides us with a revolving credit commitment of up to $400 million. We may borrow under the Revolving Credit Facility until maturity on September 30, 2027, and this indebtedness bears interest at index-adjusted SOFR, or a base rate, plus an applicable margin based on the Company's leverage ratio. The Revolving Credit Facility is secured by a first-priority pledge of the capital stock of applicable subsidiaries, as well as first-priority perfected security interests in cash, deposits, accounts receivable, and selected other assets of the applicable borrowers. The Revolving Credit Facility includes customary affirmative and negative covenants and events of default, as well as financial covenants requiring minimum fixed charge coverage and leverage ratios, and customary mandatory prepayments provisions. At December 31, 2024, we were in compliance with all covenants under the facility, and $89.1 million was available for borrowing on the revolver.

(9) Debt—continued

(2) Our UACL Credit Agreement provides for maximum borrowings of $90 million in the form of an $80 million term loan and a $10 million revolver. The term loan matures on September 30, 2027 and is repaid in consecutive quarterly installments. The remaining term loan balance is due at maturity. We may borrow under the revolving credit facility until maturity on September 30, 2027. Borrowings bear interest at index-adjusted SOFR, or a base rate, plus an applicable margin based on the borrowers' leverage ratio. The UACL Credit Agreement is secured by a first-priority pledge of the capital stock of applicable subsidiaries, as well as first-priority perfected security interest in cash, deposits, accounts receivable, and selected other assets of the applicable borrowers. The UACL Credit Agreement includes customary affirmative and negative covenants and events of default, as well as financial covenants requiring minimum fixed charge coverage and leverage ratios, and customary mandatory prepayments provisions. At December 31, 2024, we were in compliance with all covenants under the facility, and $10.0 million was available for borrowing on the revolver.

(3) Our Equipment Financing consists of a series of promissory notes issued by a wholly owned subsidiary. The equipment notes, which are secured by liens on specific titled vehicles, are generally payable in 60 monthly installments and bear interest at fixed rates ranging from 2.25% to 7.31%.

(4) Our Real Estate Facility consists of a $165.4 million term loan, and the facility matures on April 29, 2032. Obligations under the facility are secured by first-priority mortgages on specific parcels of real estate owned by the Company, including all land and real property improvements, and first-priority assignments of rents and related leases of the loan parties. The credit agreement includes customary affirmative and negative covenants, and principal and interest are payable on the facility on a monthly basis, based on an annual amortization of 10%. The facility bears interest at Term SOFR, plus an applicable margin equal to 2.12%. At December 31, 2024, we were in compliance with all covenants under the facility.

(5) Our Margin Facility is a short-term line of credit secured by our portfolio of marketable securities. It bears interest at Term SOFR plus 1.10%. The amount available under the line of credit is based on a percentage of the market value of the underlying securities. At December 31, 2024, the maximum available borrowings under the line of credit were $6.0 million.

The following table reflects the maturities of our principal repayment obligations as of December 31, 2024 (in thousands):

Years Ending December 31	Revolving Credit Facility	UACL Term Loan	UACL Revolver	Equipment Financing	Real Estate Financing	Margin Facility	Total
2025	$ —	$ 6,000	$ —	$ 67,241	$ 16,535	$ —	$ 89,776
2026	—	8,500	—	72,571	16,535	—	97,606
2027	310,851	36,500	—	62,393	16,535	—	426,279
2028	—	—	—	48,727	16,535	—	65,262
2029	—	—	—	27,223	16,535	—	43,758
Thereafter	—	—	—	—	39,960	—	39,960
Total	$ 310,851	$ 51,000	$ —	$ 278,155	$ 122,635	$ —	$ 762,641

The Company is also party to an interest rate swap agreement that qualifies for hedge accounting. The Company executed the swap agreement to fix a portion of the interest rate on its variable rate debt. Under the swap agreement, the Company receives interest at Term SOFR and pays a fixed rate of 2.88%. The swap agreement has an effective date of April 29, 2022, a maturity date of April 30, 2027, and an amortizing notional amount of $73.3 million. At December 31, 2024, the fair value of the swap agreement was an asset of $1.6 million. Since the swap agreement qualifies for hedge accounting, the changes in fair value are recorded in other comprehensive income (loss), net of tax. See Note 10, "Fair Value Measurement and Disclosures" for additional information pertaining to interest rate swaps.

(10) Fair Value Measurement and Disclosures

ASC Topic 820, "*Fair Value Measurements and Disclosures,*" defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date and expanded disclosures with respect to fair value measurements.

ASC Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

We have segregated all financial assets that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below (in thousands):

| | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Fair Value Measurement
Assets				
Cash equivalents	$ 26	$ —	$ —	$ 26
Marketable securities	11,590	—	—	11,590
Interest rate swap	—	1,589	—	1,589
Total Assets	$ 11,616	$ 1,589	$ —	$ 13,205

| | December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Fair Value Measurement
Assets				
Cash equivalents	$ 168	$ —	$ —	$ 168
Marketable securities	10,772	—	—	10,772
Interest rate swap	—	1,807	—	1,807
Total Assets	$ 10,940	$ 1,807	$ —	$ 12,747

The valuation techniques used to measure fair value for the items in the tables above are as follows:

- Cash equivalents – This category consists of money market funds which are listed as Level 1 assets and measured at fair value based on quoted prices for identical instruments in active markets.

- Marketable securities – Marketable securities represent equity securities, which consist of common and preferred stocks, are actively traded on public exchanges and are listed as Level 1 assets. Fair value was measured based on quoted prices for these securities in active markets.

- Interest rate swaps – The fair value of our interest rate swap is determined using a methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on the expectation of future interest rates (forward curves) derived from observed market interest rate curves. The fair value measurement also incorporates credit valuation adjustments reflecting both the Company's nonperformance risk and the respective counterparty's nonperformance risk.

(10) Fair Value Measurement and Disclosures—continued

Our Revolving Credit Facility, UACL Credit Agreement and Real Estate Facility consist of variable rate borrowings. We categorize borrowings under these credit agreements as Level 2 in the fair value hierarchy. The carrying value of these borrowings approximate fair value because the applicable interest rates are adjusted frequently based on short-term market rates.

For our Equipment Financing, the fair values are estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements. We categorize borrowings under this credit agreement as Level 2 in the fair value hierarchy. The carrying values and estimated fair values of these promissory notes at December 31, 2024 is summarized as follows:

| | 2024 | |
	Carrying Value	Estimated Fair Value
Equipment promissory notes	$ 278,155	$ 279,073

We have not elected the fair value option for any of our financial instruments.

(11) Transactions with Affiliates

Matthew T. Moroun is Chair of our Board of Directors and his son, Matthew J. Moroun, is a member of our Board. Certain Moroun family trusts beneficially own a majority of our outstanding shares. Matthew T. Moroun is trustee of these trusts with investment authority over the shares, and Frederick P. Calderone, a member of our Board, is special trustee of these trusts with voting authority over the shares. The Moroun family also owns or significantly influences the management and operating policies of other businesses engaged in transportation, insurance, business services, and real estate development and management. In the ordinary course of business, we procure from these companies certain supplementary administrative support services, including legal, human resources, tax, and IT infrastructure services. The Audit Committee of our Board reviews and approves related party transactions. The cost of these services is based on the actual or estimated utilization of the specific service.

We also purchase other services from our affiliates. The following is a schedule of cost incurred and included in operating expenses for services provided by affiliates for the years ended December 31 (in thousands):

	2024	2023	2022
Insurance	$ 85,388	$ 76,926	$ 73,398
Real estate rent and related costs	19,674	13,649	12,220
Administrative support services	7,890	6,377	6,036
Truck fuel, maintenance and other operating costs	13,748	9,221	7,597
Contracted transportation services	147	316	1,072
Total	$ 126,847	$ 106,489	$ 100,323

We pay the direct variable cost of maintenance, fueling and other operational support costs for services delivered at our affiliate's trucking terminals that are geographically remote from our own facilities. Such costs are billed when incurred, paid on a routine basis, and reflect actual labor utilization, repair parts costs or quantities of fuel purchased.

We lease 25 facilities from related parties. Our occupancy is based on either month-to-month or contractual, multi-year lease arrangements which are billed and paid monthly. Leasing properties from a related party affords us significant operating flexibility; however, we are not limited to such arrangements. See Note 13, "Leases" for further information regarding the cost of leased properties.

We purchase employee medical, workers' compensation, property and casualty, cargo, warehousing and other general liability insurance from an insurance company controlled by our controlling shareholder. In our Consolidated Balance Sheets, we record our insured claims liability and the related recovery in insurance and claims, and other receivables. At December 31, 2024 and 2023, there were $19.5 million and $14.3 million, respectively, included in each of these accounts for insured claims with an affiliate.

Other services from affiliates, including contracted transportation services, are delivered to us on a per-transaction basis or pursuant to separate contractual arrangements provided in the ordinary course of business. At December 31, 2024 and 2023, amounts due to affiliates were $23.3 million and $20.7 million, respectively.

(11) Transactions with Affiliates—continued

During 2024, we purchased trailers from an affiliate totaling $4.5 million. During 2023, we purchased used tractors and new trailers from affiliates totaling $6.3 million and $5.1 million, respectively. During 2023, we also contracted with an affiliate to provide real property improvements for us totaling $5.3 million.

In June 2022, we executed a real estate contract with an affiliate to acquire a multi-building, office complex located in Warren, Michigan for $8.3 million. The purchase price was established by an independent, third-party appraisal. The Company made an initial deposit of $0.2 million in 2022, and paid the balance at closing in the first quarter of 2023.

Services provided by Universal to Affiliates

We periodically assist companies that are owned by our controlling shareholder by providing selected transportation and logistics services in connection with their specific customer contracts or purchase orders. Truck fueling and administrative expenses are presented net in operating expense. Following is a schedule of services provided to our affiliates for the years ended December 31 (in thousands):

	2024	2023	2022
Contracted transportation services	$ 1,737	$ 5,087	$ 663
Facilities and related support	2,383	1,595	240
Total	$ 4,120	$ 6,682	$ 903

At December 31, 2024 and 2023, amounts due from affiliates were $1.3 million and $0.7 million, respectively.

In November 2024, we sold an inactive Mexican subsidiary to an affiliate for approximately $0.1 million. The purchase price was based on the book value of the net assets sold in the transaction, and as such, no gain or loss was recorded.

In August 2023, we exercised our right of first refusal to acquire 3,750 shares of restricted stock from H.E. "Scott" Wolfe, our director, for $120,900 based on the closing market price on the effective date of the transaction.

(12) Income Taxes

A summary of income related to U.S. and non-U.S. operations are as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Operations			
U.S. Domestic	$ 170,903	$ 120,281	$ 221,347
Foreign	2,839	4,018	4,075
Total pre-tax income	$ 173,742	$ 124,299	$ 225,422

The provision (benefit) for income taxes attributable to income from continuing operations for the years ended December 31 consists of the following (in thousands):

	2024	2023	2022
Current:			
U.S. Federal	$ 8,585	$ 15,603	$ 33,883
State	4,820	5,349	14,277
Foreign	45	26	354
Total current	13,450	20,978	48,514
Deferred:			
U.S. Federal	28,107	9,612	11,530
State	1,382	639	(4,055)
Foreign	896	169	801
Total deferred	30,385	10,420	8,276
Total	$ 43,835	$ 31,398	$ 56,790

(12)   Income Taxes—continued

Deferred income tax assets and liabilities at December 31 consist of the following (in thousands):

	2024	2023
Domestic deferred tax assets:		
Allowance for credit losses	$ 1,970	$ 2,745
Other assets	5,304	1,781
Accrued expenses	6,756	5,579
Total domestic deferred tax assets	$ 14,030	$ 10,105
Domestic deferred tax liabilities:		
Prepaid expenses	$ 1,987	$ 4,355
Marketable securities	901	692
Intangible assets	13,112	18,002
Property and equipment	107,042	66,623
Total domestic deferred tax liabilities	$ 123,042	$ 89,672
Net domestic deferred tax liabilities	$ 109,012	$ 79,567
Foreign deferred tax assets		
Reserves	$ 329	$ 420
Net operating losses	1,304	2,150
Valuation allowance - foreign	(1,304)	(1,345)
Total foreign deferred tax asset	$ 329	$ 1,225
Net deferred tax liability	$ 108,683	$ 78,342

In assessing whether deferred tax assets may be realized in the future, management considers whether it is more likely than not that some portion of such tax assets will not be realized. The deferred tax assets and liabilities were reviewed separately by jurisdictions when measuring the need for valuation allowances. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (both ordinary income and taxable capital gains) during the periods in which those temporary differences reverse. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income, reversal of existing taxable temporary differences, projections for future taxable income over the periods in which the domestic deferred tax assets are expected to reverse, and our ability to generate future capital gains, management believes it is more likely than not that we will realize the benefits of these deductible differences. Thus, no valuation allowance has been established for the domestic deferred tax assets. As of December 31, 2023, we had foreign net operating loss carryforward associated with our Mexican subsidiary with a tax effect of $0.7 million. As of December 31, 2024, there was no such net operating loss carryforward associated with our Mexican subsidiary. At December 31, 2024 and 2023, we had foreign net operating loss carryforwards associated with our Canadian and German subsidiaries with a tax effect of $1.2 million and $1.3 million, respectively. Based on the anticipated earnings projections, management had previously recorded a full valuation allowance for the deferred tax assets associated with these entities.

(12) Income Taxes—continued

Income tax expense attributable to income from continuing operations differs from the statutory rates as follows:

	2024	2023	2022
Federal statutory rate	21%	21%	21%
State, net of federal benefit	4%	4%	4%
Foreign	0%	0%	0%
Effective tax rate	25%	25%	25%

As of December 31, 2024, the total amount of unrecognized tax benefit representing uncertainty in certain tax positions was $0.2 million. These uncertain tax positions are based on recognition thresholds and measurement attributes for the financial statement recognition and measurements of a tax position taken or expected to be taken in a tax return. Any prospective adjustments to our accrual for uncertain tax positions will be recorded as an increase or decrease to the provision for income taxes and would impact our effective tax rate. At December 31, 2024, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease within 12 months. As of December 31, 2024, the amount for both accrued interest and penalties was zero.

The changes in our gross unrecognized tax benefits during the years ended December 31 are as follows (in thousands):

	2024	2023	2022
Unrecognized tax benefit – beginning of year	$ 278	$ 257	$ 226
Increases related to current year tax positions	13	36	52
Decreases related to prior year tax positions	(64)	(15)	(21)
Unrecognized tax benefit – end of year	$ 227	$ 278	$ 257

(13) Leases

As of December 31, 2024, our obligations under operating lease arrangements primarily related to the rental of office space, warehouses, freight distribution centers, terminal yards and equipment. Right-of-use assets represent our right to use an underlying asset over the lease term and lease liabilities represent the obligation to make lease payments resulting from the lease agreement. We recognize a right-of-use asset and a lease liability on the effective date of a lease agreement. These assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date, using our incremental borrowing rate as of the respective dates of lease inception, as the rate implicit in each lease is not readily determinable. Our incremental borrowing rate is based on collateralized borrowings of similar assets with terms that approximate the lease term when available and when collateralized rates are not available, we use uncollateralized rates with similar terms adjusted for the fact that it is an unsecured rate.

Our lease obligations typically do not include options to purchase the leased property, nor do they contain residual value guarantees or material restrictive covenants. Options to extend or terminate an agreement are included in the lease term when it becomes reasonably certain the option will be exercised. As of December 31, 2024, we were not reasonably certain of exercising any renewal or termination options, and as such, no adjustments were made to the right-of-use lease assets or corresponding liabilities.

Leases with an initial term of 12 months or less, short-term leases, are not recorded on the balance sheet. Lease expense for short-term and long-term operating leases is recognized on a straight-line basis over the lease term. For facility leases, variable lease costs include the costs of common area maintenance, taxes, and insurance for which we pay the lessors an estimate that is adjusted to actual expense on a quarterly or annual basis depending on the underlying contract terms. For equipment leases, variable lease costs may include additional fees associated with using equipment in excess of estimated amounts.

(13) Leases—continued

The following table summarizes our lease costs for the years ended December 31, 2024 and 2023, and related information (in thousands):

| | December 31, 2024 | | |
	With Affiliates	With Third Parties	Total
Lease cost			
Operating lease cost	$ 9,972	$ 26,101	$ 36,073
Short-term lease cost	512	12,031	12,543
Variable lease cost	917	4,364	5,281
Total lease cost	$ 11,401	$ 42,496	$ 53,897

| | December 31, 2023 | | |
	With Affiliates	With Third Parties	Total
Lease cost			
Operating lease cost	$ 9,521	$ 26,702	$ 36,223
Short-term lease cost	66	16,155	16,221
Variable lease cost	881	3,120	4,001
Total lease cost	$ 10,468	$ 45,977	$ 56,445

The following table summarizes other lease related information as of and for the years ended December 31, 2024 and 2023 (in thousands):

| | December 31, 2024 | | |
	With Affiliates	With Third Parties	Total
Other information			
Cash paid for amounts included in the measurement of operating leases	$ 10,025	$ 26,904	$ 36,929
Right-of-use asset change due to lease termination	$ —	$ (109)	$ (109)
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 3,916	$ 16,184	$ 20,100
Right-of-use assets obtained due to acquisition of business	$ —	$ 432	$ 432
Weighted-average remaining lease term (in years)	3.8	2.9	3.1
Weighted-average discount rate	7.9%	6.0%	6.5%

| | December 31, 2023 | | |
	With Affiliates	With Third Parties	Total
Other information			
Cash paid for amounts included in the measurement of operating leases	$ 9,401	$ 26,744	$ 36,145
Right-of-use asset change due to lease termination	$ (64)	$ (144)	$ (208)
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 151	$ 16,118	$ 16,269
Weighted-average remaining lease term (in years)	4.3	3.2	3.5
Weighted-average discount rate	7.5%	5.4%	6.1%

(13) Leases—continued

Future minimum lease payments under these operating leases as of December 31, 2024, are as follows (in thousands):

	With Affiliates	With Third Parties	Total
2025	$ 7,823	$ 25,016	$ 32,839
2026	5,226	21,169	26,395
2027	4,112	11,828	15,940
2028	3,916	4,603	8,519
2029	2,639	2,346	4,985
Thereafter	—	—	—
Total required lease payments	$ 23,716	$ 64,962	$ 88,678
Less amounts representing interest			(9,327)
Present value of lease liabilities			$ 79,351

(14) Retirement Plans

We offer 401(k) defined contribution plans to our employees. The plans are administered by a company controlled by our principal shareholder and include different matching provisions typically ranging from zero to $2,080 per participant annually depending on which subsidiary or affiliate is involved. Certain of these plans also include a discretionary matching provision as determined by the Company. The total expense for contributions for 401(k) plans, including plans related to collective bargaining agreements, was $2.3 million, $1.1 million and $1.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

In connection with a collective bargaining agreement that covered 14 Canadian employees at December 31, 2024, we are required to make defined contributions into the Canada Wide Industrial Pension Plan. At December 31, 2024, 2023 and 2022, the required contributions totaled approximately $7,000, $58,000 and $40,000, respectively.

In connection with our acquisition of Parsec in the fourth quarter 2024, we became enrolled in the Western Conference of Teamsters Pension Trust Fund ("WCTPT") defined contribution pension plan. Parsec has participated in the WCTPT plan since 2023. As of December 31, 2024, 851 employees are covered under the WCTPT plan and contributions to the plan totaled approximately $0.9 million since our acquisition. As an employer sponsor of this plan we may be subject to withdraw liability from time to time. No withdraw liability exists at December 31, 2024.

(15) Stock Based Compensation

In May 2024, we granted 1,545 shares of common stock under our equity plan to non-employee directors. These restricted stock awards have a fair value of $45.22 per share, based on the closing price of our stock on the grant date, and vested immediately.

In February 2024, we granted 21,105 shares of restricted stock under our equity plan to certain employees, including 5,160 shares to our Chief Executive Officer and 5,223 shares to our Chief Financial Officer. The restricted stock awards have a grant date fair value of $31.96 per share, based on the closing price of our stock. The shares will vest in four equal installments on each March 15 in 2025, 2026, 2027, and 2028, subject to their continued employment with us.

In May 2023, we granted 3,549 shares of common stock under our equity plan to non-employee directors. These restricted stock awards have a fair value of $25.42 per share, based on the closing price of our stock on the grant date, and vested immediately.

In March 2023, we granted 34,611 shares of restricted stock under our equity plan to certain employees, including 9,134 shares to our Chief Executive Officer and 8,441 shares to our Chief Financial Officer. The restricted stock awards have a grant date fair value of $27.59 per share, based on the closing price of our stock. The shares will vest in four equal installments on each March 15 in 2024, 2025, 2026, and 2027, subject to their continued employment with us.

In May 2022, we granted 2,157 shares of common stock to non-employee directors. These restricted stock awards have a fair value of $23.17 per share, based on the closing price of our stock on the grant date, and vested immediately.

In September 2021, we granted 2,355 shares of restricted stock under our equity plan to one of our employees. This restricted stock award has a fair value of $20.46 per share, based on the closing price of our stock on the grant date. The shares will vest in five equal increments on each August 9 in 2022, 2023, 2024, 2025 and 2026, subject to continued employment with us.

(15) Stock Based Compensation—continued

In February 2020, we granted 5,000 shares of restricted stock under our equity plan to our Chief Financial Officer. This restricted stock award has a fair value of $17.74 per share, based on the closing price of our stock on the grant date. The shares vested on February 20, 2024.

In January 2020, we granted 60,000 shares of restricted stock under our equity plan to our Chief Executive Officer. This restricted stock award has a fair value of $18.82 per share, based on the closing price of our stock on the grant date. The shares will vest in installments of 20,000 shares on January 10, 2024 and January 10, 2026, and installments of 10,000 shares on January 10, 2027 and January 10, 2028, subject to his continued employment with us.

A grantee's vesting of restricted stock awards may be accelerated under certain conditions, including retirement.

The following table summarizes the status of our non-vested shares and related information for the period indicated:

	Shares		Weighted Average Grant Date Fair Value
Non-vested at January 1, 2024	100,458	$	21.76
Granted	22,650	$	31.96
Vested	(35,531)	$	21.94
Forfeited	(2,039)	$	27.59
Balance at December 31, 2024	85,538	$	24.49

The total grant date fair value of vested shares recognized as compensation cost was $0.8 million, $0.3 million and $0.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. Included in compensation cost during the years ended December 31, 2024, 2023 and 2022 was approximately $70,000, $90,000 and $50,000, respectively, recognized as a result of the grants of stock to non-employee directors. As of December 31, 2024, there was approximately $2.1 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. That cost is expected to be recognized on a straight-line basis over the remaining vesting period. As a result, we expect to recognize stock-based compensation expense of $0.4 million in 2025, $0.8 million in 2026, $0.6 million in 2027 and $0.3 million in 2028.

(16) Commitments and Contingencies

Our principal commitments relate to long-term real estate leases and payment obligations to equipment and construction vendors, and for purchases of strategic real estate.

The Company is involved in certain other claims and pending litigation arising from the ordinary conduct of business. We also provide accruals for claims within our self-insured retention amounts. Based on the knowledge of the facts, and in certain cases, opinions of outside counsel, in the Company's opinion the resolution of these claims and pending litigation will not have a material effect on our financial position, results of operations or cash flows. However, if we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition, results of operations or cash flows.

At December 31, 2024, approximately 46% of our employees are subject to collective bargaining agreements that are renegotiated periodically, 34% of which are subject to contracts that expire in 2025.

At December 31, 2024, our firm commitments to purchase equipment and strategic real estate, as well as for on-going construction projects totaled $77.7 million.

(17) Earnings Per Share

Basic earnings per common share amounts are based on the weighted average number of common shares outstanding, excluding outstanding non-vested restricted stock. Diluted earnings per common share include dilutive common stock equivalents determined by the treasury stock method. For the years ended December 31, 2024, 2023 and 2022, there were 33,007, 23,821 and 19,837 weighted average non-vested shares of restricted stock, respectively, included in the denominator for the calculation of diluted earnings per share.

In the year ended December 31, 2023, 34,045 shares were excluded from the calculation of diluted earnings per share because such shares were anti-dilutive. No such shares were excluded from the calculation of diluted earnings per share for the years ended December 31, 2024 or 2022.

(18) Segment Reporting

During 2024, we changed the way we aggregate our business units and adopted a new segment reporting structure. In connection with this change, the historical results of the terminated company-managed brokerage business is included in other non-reportable segments. As a result, we now report our financial results in three distinct reportable segments: contract logistics, intermodal and trucking, which are based primarily on the services each segment provides. This presentation reflects the manner in which management evaluates our operating segments, including an evaluation of economic characteristics and applicable aggregation criteria.

Operations aggregated in our contract logistics segment deliver value-added or dedicated transportation services to support in-bound logistics to industrial customers and major retailers on a contractual basis, generally pursuant to terms of one year or longer. Our intermodal segment is associated with local and regional drayage moves coordinated by company-managed terminals using a mix of owner-operators, company equipment and third-party capacity providers (broker carriers). Operations included in our trucking segment are associated with individual freight shipments coordinated by our agents and company-managed terminals using a mix of owner-operators, company equipment and broker carriers. Other non-reportable segments are comprised of legacy company-managed brokerage operations and the Company's subsidiaries that provide support services to other subsidiaries.

The Company's President and Chief Executive Officer serves as our Chief Operating Decision Maker (CODM). Our CODM is responsible for reviewing segment performance and making decisions regarding the allocation of resources. The CODM uses income from operations compared to budgeted, forecasted, and prior period amounts to assess segment performance. Separate balance sheets are not prepared by segment, and we do not provide asset information by segment to the CODM.

The following tables summarize information about our reportable segments for the fiscal years ended December 31, 2024, 2023 and 2022 (in thousands):

| | 2024 | | | | |
	Contract Logistics	Intermodal	Trucking	Other (2)	Total
Total operating revenues (1)	$ 1,129,658	$ 308,744	$ 331,982	$ 75,651	$ 1,846,035
Operating expenses:					
Purchased transportation and equipment rent	13,024	134,107	251,567	84,250	482,948
Direct personnel and related benefits	497,870	73,557	4,385	7,439	583,251
Operating supplies and expenses	249,090	37,984	12,453	(3,969)	295,558
Commission expense	93	1,889	25,303	—	27,285
Occupancy expense	29,440	17,646	265	(3,142)	44,209
Depreciation and amortization	53,521	32,944	7,146	30,577	124,188
Other segment expenses (3)	67,536	38,358	9,900	(30,310)	85,484
Total operating expenses	910,574	336,485	311,019	84,845	1,642,923
Income from operations	$ 219,084	$ (27,741)	$ 20,963	$ (9,194)	$ 203,112

(1) Eliminated intersegment revenues in the contract logistics, intermodal and trucking segments were $0.2 million, $3.0 million, and $0.1 million, respectively.
(2) Credits within other non-reportable include allocations and eliminations to the other reportable segments.
(3) Other segment expenses include general and administrative, insurance and claims, impairments, and other corporate allocations to reportable segments.

(18) Segment Reporting—continued

	2023 (Recast)				
	Contract Logistics	Intermodal	Trucking	Other (2)	Total
Total operating revenues (1)	$ 829,574	$ 382,610	$ 333,211	$ 116,744	$ 1,662,139
Operating expenses:					
Purchased transportation and equipment rent	14,492	183,808	258,399	114,514	571,213
Direct personnel and related benefits	447,559	80,831	5,104	9,285	542,779
Operating supplies and expenses	124,431	45,427	8,625	(7,489)	170,994
Commission expense	151	2,252	28,967	—	31,370
Occupancy expense	28,530	17,590	185	(2,004)	44,301
Depreciation and amortization	40,483	25,153	2,032	9,368	77,036
Other segment expenses (3)	46,176	25,945	12,641	(5,760)	79,002
Total operating expenses	701,822	381,006	315,953	117,914	1,516,695
Income from operations	$ 127,752	$ 1,604	$ 17,258	$ (1,170)	$ 145,444

(1) Eliminated intersegment revenues in the contract logistics, intermodal and trucking segments were $0.6 million, $3.0 million, and $0.6 million, respectively.
(2) Credits within other non-reportable include allocations and eliminations to the other reportable segments.
(3) Other segment expenses include general and administrative, insurance and claims, and other corporate allocations to reportable segments.

	2022 (Recast)				
	Contract Logistics	Intermodal	Trucking	Other (2)	Total
Total operating revenues (1)	$ 823,934	$ 622,615	$ 392,639	$ 176,268	$ 2,015,456
Operating expenses:					
Purchased transportation and equipment rent	25,387	357,339	308,973	155,715	847,414
Direct personnel and related benefits	446,248	57,732	4,795	11,488	520,263
Operating supplies and expenses	127,994	49,583	7,415	(7,552)	177,440
Commission expense	339	5,546	34,403	—	40,288
Occupancy expense	24,229	15,891	217	949	41,286
Depreciation and amortization	38,374	23,210	2,494	12,579	76,657
Other segment expenses (3)	42,926	28,277	6,778	(6,308)	71,673
Total operating expenses	705,497	537,578	365,075	166,871	1,775,021
Income from operations	$ 118,437	$ 85,037	$ 27,564	$ 9,397	$ 240,435

(1) Eliminated intersegment revenues in the contract logistics, intermodal and trucking segments were $4.7 million, $8.5 million, and $0.2 million, respectively.
(2) Credits within other non-reportable include allocations and eliminations to the other reportable segments.
(3) Other segment expenses include general and administrative, insurance and claims, and other corporate allocations to reportable segments.

(18) Segment Reporting—continued

We provide a portfolio of transportation and logistics services to a wide range of customers throughout the United States and in Mexico, Canada and Colombia. Revenues attributed to geographic areas are as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
United States	$ 1,791,204	$ 1,622,993	$ 1,977,339
Mexico	49,275	30,462	22,889
Canada	3,377	5,846	13,175
Colombia	2,179	2,838	2,053
Total	$ 1,846,035	$ 1,662,139	$ 2,015,456

Net long-lived assets by geographic area are presented in the table below (in thousands):

	Year Ended December 31,	
	2024	2023
United States	$ 767,693	$ 599,974
Mexico	47,652	46,999
Colombia	1,024	1,324
Total	$ 816,369	$ 648,297

(19) Subsequent Events

On February 6, 2025, our Board of Directors declared the regular quarterly cash dividend of $0.105 per share of common stock, payable to shareholders of record at the close of business on March 3, 2025 and is expected to be paid on April 1, 2025. Declaration of future cash dividends is subject to final determination by the Board each quarter after its review of our financial condition, results of operations, capital requirements, any legal or contractual restrictions on the payment of dividends and other factors the Board of Directors deems relevant.

On February 27, 2025, the Company closed on the purchase of a terminal in Memphis, TN. The purchase price was $30.0 million. The Company used funds borrowed under its existing line of credit to fund the balance at closing.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report was made under the supervision and with the participation of our management, including our principal executive officer and principal financial officer.

Based upon this evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective as of such date due to a material weakness in internal control over financial reporting, as described below. However, after giving full consideration to the material weakness described below, and the additional analyses and other procedures we performed to ensure that our consolidated financial statements included in this Annual Report on Form 10-K were prepared in accordance with U.S. GAAP, our management has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with U.S. GAAP.

Inherent Limitations over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles ("GAAP"). Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission*, which is commonly referred to as the 2013 framework.

Based on our assessment, management has concluded that, as of December 31, 2024, our internal control over financial reporting was ineffective, due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2024, we identified a material weakness resulting from errors in our financial statement preparation and the accounting for non-routine transactions that created changes within our business. The primary cause of the errors was the need for additional technical accounting resources to allow us to accurately record and properly present our financial statements and related disclosures.

The effectiveness of our internal control over financial reporting has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in its report included herein. This report contains an adverse opinion on the effectiveness of our internal control over financial reporting.

The scope of management's assessment as of December 31, 2024 did not include an assessment of the internal controls over financial reporting during 2024 for Parsec, LLC, OB Leasing, LLC, or Parsec Intermodal of Canada Ltd. (collectively "Parsec"), which were acquired during 2024. Management has excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 Parsec's internal control over financial reporting associated with total assets of 11.8% and total revenues of 3.2% of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

Remediation and Plans for Remediation of Material Weakness

We are committed to maintaining a strong internal control environment and implementing measures designed to help ensure that control deficiencies contributing to the material weakness are remediated as soon as possible. Management is currently in the process of planning for and implementing remediation efforts to address the identified material weakness. We plan on remediating our material weakness by enhancing our internal staff of accounting and financial reporting employees with employees that have the requisite technical accounting knowledge. We also plan to expand our use of external consulting firms to provide advisory support for technical accounting guidance. We further intend to design and implement controls to formalize review procedures around the financial close process with appropriate segregation of duties.

Management believes the steps outlined above will resolve the material weakness identified. We will continue to monitor and improve our internal controls over financial reporting. We may take additional steps or modify our plans for remediation to provide for reasonable assurance that we effectively maintain internal controls over financial reporting. We will consider the material weakness remediated after the applicable controls operate for a sufficient period of time, and management has concluded, through testing, that the controls are operating effectively.

Changes in Internal Controls

There were no changes in our internal control over financial reporting during the fourth quarter of 2024, which were identified in connection with management's evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Universal Logistics Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Universal Logistics Holdings, Inc. (a Michigan corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weakness described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

Management identified a material weakness resulting from errors in the financial statement preparation and the accounting for non-routine transactions that created changes within the Company's business. The primary driver of the errors was the need for additional technical accounting resources to allow the Company to accurately record and properly present their financial statements and related disclosures.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated March 17, 2025 which expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of Parsec, LLC, OB Leasing, LLC, or Parsec Intermodal of Canada Ltd. (collectively "Parsec"), a wholly-owned subsidiary, whose financial statements reflect total assets and revenues constituting 11.8 and 3.2 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024. As indicated in Management's Report, Parsec was acquired during 2024. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of Parsec.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Southfield, Michigan
March 17, 2025

ITEM 9B: OTHER INFORMATION

Trading Arrangements

None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2024, as such terms are defined under Item 408(a) of Regulation S-K.

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item, with the exception of the Code of Business Conduct and Ethics ("Code of Business Conduct") discussed below, is incorporated herein by reference to the definitive proxy statement to be filed with the SEC within 120 days after December 31, 2024, in connection with the solicitation of proxies for the Company's 2025 Annual Meeting of Shareholders (the "2025 Proxy Statement") and is incorporated herein by reference.

We adopted our Code of Business Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer and all other officers, employee associates, and directors. The Code of Business Conduct is available on our website, www.universallogistics.com in the "Investor Relations" section. We will provide a hard copy of the Code of Business Conduct, free of charge, to any shareholder who requests it in writing from our Secretary. We will post on our website any amendment to, or waiver from, any provision of our Code of Business Conduct that applies to our Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer (if any) within four business days of any such event.

ITEM 11: EXECUTIVE COMPENSATION

The information required by this Item will be included in the 2025 Proxy Statement, and is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in the 2025 Proxy Statement, and is incorporated herein by reference.

The following table presents information about equity plans under which equity securities of the Company are authorized for issuance at December 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	85,538	$ —	(1)	748,455
Equity compensation plans not approved by security holders	—	$ —		—
Total	85,538	$ —	(1)	748,455

(1) Reflects shares to be issued under restricted stock bonus awards, which do not have an exercise price. As of December 31, 2024, the Company has no outstanding options, warrants or rights that require payment of an exercise price.

The remaining information required by this Item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in the 2025 Proxy Statement, and is incorporated herein by reference.

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item will be included in the 2025 Proxy Statement, and is incorporated herein by reference.

ITEM 15:   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1)   Financial Statements

(2)   Financial Statement Schedules

Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included elsewhere in this Form 10-K.

(3)   Exhibits

Exhibit No.	Description
2.1	Equity Purchase Agreement dated September 30, 2024 (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on October 1, 2024)
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 filed on November 15, 2004)
3.2	Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit 3(i)-1 and 3(i)-2 to the Registrant's Current Report on Form 8-K filed on November 1, 2012)
3.3	Certificate of Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on May 2, 2016)
3.4	Sixth Amended and Restated Bylaws, effective February 14, 2024 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on February 15, 2024)
4.1	Specimen Common Share Certificate (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 filed on November 15, 2004)
4.2*	Description of Capital Stock of the Registrant
4.3	Second Amended and Restated Registration Rights Agreement dated July 28, 2021 among the Registrant and the Moroun Family Holders (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed July 29, 2021)
4.4	Joinder Agreement to Registration Rights Agreement dated August 1, 2023, among Registrant and the Swiftsure Trust (incorporated by reference to Exhibit 4.1 to the Registrant's Report on Form 8-K filed August 3, 2023)
10.1	Service Level Agreement between the Registrant and Data System Services, LLC (incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K filed on March 16, 2015)
10.2+	2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Appendix A to the Registrant's Schedule 14A filed on April 29, 2014)
10.3+	Form of Restricted Stock Bonus Award Agreement under the 2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Exhibit B of Appendix A to the Registrant's Schedule 14A filed on April 29, 2014)
10.4	Credit Agreement dated as of April 29, 2022 among UTSI Finance, Inc., UTS Realty, LLC, the lenders party thereto, and Fifth Third Bank, N.A., as agent for the lenders (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 2, 2022)

Exhibit No.	Description
10.5	Confirmation of Transaction, dated April 29, 2022, between Fifth Third Bank, N.A. and UTSI Finance, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 2, 2022)
10.6	Second Amendment Agreement dated April 5, 2024 among Universal Management Services, Inc., certain of its affiliates identified therein as Borrowers, KeyBank National Association, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 9, 2024)
10.7	Credit and Security Agreement dated September 30, 2022 among UACL Logistics Holdings, LLC, certain of its affiliates identified therein as Borrowers, KeyBank National Association, and the Lenders party thereto (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed October 3, 2022
10.8+	Employment Agreement between the Registrant and Tim Phillips (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 14, 2020)
10.9	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers with reporting obligations under Section 16 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 27, 2023)
10.10	Composite Sublease Agreement dated August 12, 2024 between Universal Development of Tennessee, LLC and Ford Motor Company (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on August 13, 2024)
10.11	Limited Indemnity Agreement dated August 12, 2024 between Universal Logistics Holdings, Inc. and Ford Motor Company (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 13, 2024)
19.1*	Securities Trading Policy
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Grant Thornton LLP, independent registered public accounting firm
24*	Powers of Attorney (see signature page)
31.1*	Chief Executive Officer certification, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Chief Financial Officer certification, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Chief Executive Officer and Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, has been formatted in Inline XBRL.

+ Indicates a management contract, compensatory plan or arrangement.
* Filed herewith.
** Furnished herewith.

ITEM 16:   FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Universal Logistics Holdings, Inc.
(Registrant)

By: */s/ Jude Beres*
Jude Beres, Chief Financial Officer

Date: March 17, 2025

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Tim Phillips and Jude Beres, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Tim Phillips Tim Phillips	Chief Executive Officer (Principal Executive Officer)	March 17, 2025
/s/ Jude Beres Jude Beres	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 17, 2025
/s/ Matthew T. Moroun Matthew T. Moroun	Chairman of the Board	March 17, 2025
/s/ Matthew J. Moroun Matthew J. Moroun	Director	March 17, 2025
/s/ Grant Belanger Grant Belanger	Director	March 17, 2025
/s/ Frederick P. Calderone Frederick P. Calderone	Director	March 17, 2025
/s/ Daniel J. Deane Daniel J. Deane	Director	March 17, 2025
/s/ Clarence W. Gooden Clarence W. Gooden	Director	March 17, 2025
/s/ Marcus D. Hudson Marcus D. Hudson	Director	March 17, 2025
/s/ Michael A. Regan Michael A. Regan	Director	March 17, 2025
/s/ Richard P. Urban Richard P. Urban	Director	March 17, 2025
/s/ H.E. "Scott" Wolfe H. E. "Scott" Wolfe	Director	March 17, 2025

UNIVERSAL LOGISTICS HOLDINGS, INC.

Universal Logistics Holdings, Inc. is a holding company whose subsidiaries provide a variety of customized transportation and logistics solutions throughout the United States, and in Mexico, Canada and Colombia. Our operating subsidiaries provide customers a broad array of services across their entire supply chain, including value-added, dedicated, intermodal and trucking services.

CORPORATE INFORMATION

Board of Directors	**Executive Officers**	**Shareholder Information**
Matthew T. Moroun Chairman of the Board	Tim Phillips Chief Executive Officer	Inquiries concerning lost stock certificates, changes of address, account status or other questions regarding your stock should be directed to the Company's Transfer Agent
Matthew J. Moroun	Jude Beres Chief Financial Officer and Treasurer	
Tim Phillips		
Grant E. Belanger		**Transfer Agent** Computershare PO Box 43078 Providence, RI 02940
Frederick P. Calderone		
Daniel J. Deane		**The Company's annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC are available without charge upon request by accessing the Company's website at *www.universallogistics.com* or by contacting:**
Clarence W. Gooden		
Marcus D. Hudson		
Michael A. Regan		
Richard P. Urban		**Investor Relations** **Universal Logistics Holdings, Inc.** **12755 E. Nine Mile Road** **Warren, Michigan 48089** **(586) 920-0100**
H.E. "Scott" Wolfe		





UNIVERSAL LOGISTICS HOLDINGS, INC.

Corporate Headquarters

12755 E. 9 Mile Road, Warren, MI 48089 |(586) 920-0100

UniversalLogistics.com